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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          ------------------

                          AMENDMENT NO. 2 TO
                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                     International CompuTex, Inc.
                           (Name of Issuer)

                Common Stock, Par Value $.001 Per Share
                    (Title of Class of Securities)

                             4 59337 10 1
                            (CUSIP Number)
Thybo New Ventures Limited                            With a copy to
    Par La Ville Place                            Robert Rosenman, Esq.
   14 Par La Ville Road                          Cravath, Swaine & Moore
  Hamilton HM JK Bermuda                            825 Eighth Avenue
                                                New York, New York 10019
                                                     (212) 474-1300
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           January 10, 1999
        (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Continued on following pages
                          Page 1 of 206 Pages

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


                             SCHEDULE 13D


     CUSIP NO. 4 59337 10 1

1    Name of Reporting Person I.R.S. Identification No. of Above
     Person (entities only)

          Thybo New Ventures Limited

2    Check the Appropriate Box If a Member of a Group (See
     Instructions)                                             (a) [ ]
                                                               (b) [ ]
3    SEC Use Only

4    Source of Funds (See Instructions)
                                  OO

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                [ ]

6    Citizenship or Place of Organization
                                Bermuda

                    7    Sole Voting Power
                              30,000 Shares

                    8    Shared Voting Power
                              0 Shares

                    9    Sole Dispositive Power
                            330,000 Shares

                   10    Shared Dispositive Power
                              0 Shares

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                    330,000

12   Check Box If the Aggregate Amount in Row (11)                 [ ]
     Excludes Certain Shares (See Instructions)

13   Percent of Class Represented by Amount in Row (11) 9.2%

14   Type of Reporting Person (See Instructions)
                                  OO

                             SCHEDULE 13D


     CUSIP NO. 4 59337 10 1

1    Name of Reporting Person I.R.S. Identification No. of Above
     Person (entities only)

          Thyssen - Bornemisza Continuity Trust

2    Check the Appropriate Box If a Member of a Group (See
     Instructions)                                             (a) [ ]
                                                               (b) [ ]
3    SEC Use Only

4    Source of Funds (See Instructions)
                            Not Applicable

5    Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant To items 2(d) or 2(e)                               [ ]

6    Citizenship or Place of Organization
                                Bermuda

                    7    Sole Voting Power
                              0 Shares

                    8    Shared Voting Power
                              0 Shares

                    9    Sole Dispositive Power
                              0 Shares

                   10    Shared Dispositive Power
                              0 Shares

11   Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                    330,000

12   Check Box If the Aggregate Amount in Row (11)                 [ ]
     Excludes Certain Shares (See Instructions)

13   Percent of Class Represented by Amount in Row (11) 9.2%

14   Type of Reporting Person (See Instructions)
                                  OO

          This Amendment No. 2 further amends and supplements the Statement on Schedule 13D (the "Original Statement") filed by Thybo New Ventures Limited ("Thybo") and Thyssen-Bornemisza Continuity Trust (the "Trust") with the United States Securities and Exchange Commission (the "Commission") on February 6, 1998, as amended and supplemented by Amendment No. 1 to the Original Statement ("Amendment No. 1") filed by Thybo and the Trust with the Commission on November 10, 1998, with respect to the common stock, par value $0.001 per share, of International CompuTex, Inc. (the "Common Stock"), a Georgia corporation (the "Issuer"). Except as set forth in this Amendment No. 2 to the Original Statement ("Amendment No. 2"), there are no changes to the information set forth in the Original Statement, as amended by Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

          Item 4 is hereby amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.

          Thybo acquired 300,000 shares of Common Stock (the "Initial Shares") pursuant to a Common Stock Purchase Agreement dated as of January 29, 1998, between the Issuer and Thybo (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Thybo appointed Haim
E. Dahan, the Chairman of the Board and Chief Executive Officer of the Issuer ("Dahan"), as its proxy and attorney-in-fact to vote or otherwise act with respect to the Initial Shares on behalf of Thybo in all respects in connection with any matter on which shareholders of the Issuer are entitled to vote or consent. Dahan's voting rights under the Purchase Agreement expire on the earlier of (i) February 2, 2000, (ii) the date on which Thybo and its "Affiliates", as such term is defined in the Securities Act of 1933, on a collective basis, beneficially own less than 150,000 shares of the Common Stock or (iii) the death or incapacity of Dahan. Dahan may exercise the voting rights granted under the Purchase Agreement in his uncontrolled discretion. A copy of the Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The description of the terms of the Purchase Agreement set forth herein is qualified in its entirety by reference to the Purchase Agreement. In addition to the Initial Shares, Thybo has acquired 30,000 shares of Common Stock through purchases made in the Nasdaq National Market (such shares, together with the Initial Shares, the "Thybo Shares").

          (a), (b), (c) and (f). On January 10, 1999, Information Handling Services Inc., a Delaware corporation and an affiliate of Thybo ("IHS"), entered into a Formation Agreement (the "Formation Agreement") with Dahan, Michael J. Galvin, a director and the Vice President of Research and Development of the Issuer ("Galvin"), Patricia Tuxbury Salem, a director and the Treasurer and Director of Product Data Management Services of the Issuer ("Tuxbury Salem"), and certain other shareholders of the Issuer (collectively, the "Founders"). Thybo intends to transfer the Thybo Shares to IHS prior to the consummation of transactions contemplated by the Formation Agreement.

          Pursuant to the Formation Agreement, IHS has agreed, upon the terms and subject to the conditions set forth in the Formation Agreement, to contribute to IHS Itemquest Holdings Inc., a Delaware corporation and a wholly owned subsidiary of IHS ("Holdings"), (i) certain assets and liabilities related to the CAPSXpert product lines of IHS, (ii) the Thybo Shares received from Thybo and (iii) cash in exchange for 7,989,877 shares of common stock, par value $0.001 per share, of Holdings (the "Holdings Common Stock"). In addition, the Founders have agreed, upon the terms and subject to the conditions set forth in the Formation Agreement, to contribute to Holdings 1,566,153 shares of Common Stock (representing, for each Founder, approximately 74% of the shares of Common Stock owned by such Founder) in exchange for 1,566,153 shares of Holdings Common Stock. Following these contributions and exchanges (the "Formation Transaction"), and upon the terms and subject to the conditions set forth in a Merger Agreement to be entered into among IHS, Holdings, a wholly owned subsidiary of Holdings ("Merger Sub") and the Issuer (the "Merger Agreement"), each outstanding share of Common Stock (other than shares of Common Stock held by Holdings or shareholders who exercise dissenters' rights) will be converted into the right to receive $9.50 in cash in a merger (the "Merger") of Merger Sub with and into the Issuer such that the Issuer will be the surviving corporation (the "Surviving Corporation") in the Merger. As a result of the Formation Transaction and the Merger, (i) IHS will own 83.611% of the outstanding shares of Holdings Common Stock and the Founders will collectively own 16.389% of the outstanding shares of Holdings Common Stock and (ii) the Issuer, as the Surviving Corporation, will be a wholly owned subsidiary of Holdings.

          The Founders have agreed, pursuant to the Formation Agreement, to refrain from (i) directly or indirectly, soliciting, initiating or encouraging the submission of (A) any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving the Issuer, (B) any proposal for the issuance by the Issuer of a material amount of its equity securities as consideration for the assets or securities of another entity or (C) any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in, any voting securities of, or a substantial portion of the assets of, the Issuer, other than as contemplated by the Formation Agreement and the Merger Agreement (any such proposal, a "Takeover Proposal"), (ii) entering into any agreement with respect to any Takeover Proposal or (iii) directly or indirectly, participating in any discussions or negotiations regarding, or furnishing to any person or entity any information with respect to, or taking any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. In addition, the Founders have agreed to refrain from (i) withdrawing or modifying, or proposing to withdraw or modify, in a manner adverse to IHS, the approval or recommendation by the Issuer of the Merger Agreement, (ii) approving any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Takeover Proposal or (iii) approving or recommending, or proposing to approve or recommend, any Takeover Proposal.

          The Founders have also agreed, pursuant to the Formation Agreement, to, within five business days after receipt thereof, advise IHS orally and in writing of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal, and the identity of the person or entity making any such Takeover Proposal or inquiry (including any change to the material terms of any such Takeover Proposal or inquiry). In addition, the Founders have agreed to (i) keep IHS fully informed of the status (including any change to the details) of any Takeover Proposal or inquiry and (ii) provide to IHS as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Founders or the Issuer from any third party in connection with any Takeover Proposal or sent or provided by the Founders or the Issuer to any third party in connection with any Takeover Proposal.

          Each Founder has agreed, pursuant to the Formation
Agreement, that, unless the Formation Agreement shall have been earlier terminated in accordance with its terms, at any meeting of the shareholders of the Issuer for the purpose of obtaining the affirmative vote of holders of shares of Common Stock representing a majority of the votes entitled to be cast by holders of the outstanding shares of Common Stock, voting as a single class (the
"Shareholders'

Approval"), with respect to the Merger Agreement or the Merger, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement or the Merger is sought, such Founder will, including by executing a written consent, vote (or cause to be voted) all shares of Common Stock such Founder is entitled to vote in favor of granting the Shareholders' Approval.

          Each Founder has also agreed, pursuant to the Formation Agreement, that, at any meeting of the shareholders of the Issuer, at any adjournment thereof, and in any other circumstances upon which the vote, consent or other approval of the Founders is sought, such Founder will vote (or cause to be voted) all shares of Common Stock such Founder is entitled to vote against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) any Takeover Proposal and (iii) any amendment of the Restated Articles of Incorporation of the Issuer, the By-laws of Issuer or other proposal or transaction involving the Issuer, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of Common Stock. In addition, each Founder has agreed to refrain from committing or agreeing to take any action inconsistent with the foregoing.

          The consummation of the Formation Transaction and the consummation of the Merger are subject to the satisfaction or waiver of certain conditions, including: (i) the Merger Agreement and the Merger being approved by the affirmative vote of holders of shares of Common Stock representing a majority of the votes entitled to be cast by holders of Common Stock, voting as a single class, (ii) the Issuer having entered into agreements with employees (and certain former employees) of the Issuer who hold options to purchase shares of Common Stock and certain directors of the Issuer who hold options to purchase shares of Common Stock to amend the agreements evidencing such options to provide that, upon the effectiveness of the Merger, such employees (but not former employees) and directors will receive, for each option held by such employee or director, and such former employees will receive, for each option held by such former employee that was vested on the date on which the employment of such former employee was terminated, an amount in cash equal to (A) the excess, if any, of (1) the consideration paid in the Merger in respect of each outstanding share of Common Stock over (2) the exercise price per share of Common Stock subject to such option multiplied by (B) the number of shares of Common Stock subject to such option, (iii) the Issuer having entered into an employment agreement with each of Dahan, Galvin and Tuxbury Salem, (iv) IHS and Holdings having entered into a services agreement pursuant to which IHS will provide certain services to Holdings in respect of the CAPSXpert product lines of IHS, (v) Holdings and the Founders having entered into a stockholders' agreement relating to the transfer and sale of shares of Holdings Common Stock, the members of the Board of Directors of Holdings and certain other matters and (vi) certain other conditions that are customary in transactions similar to the Formation Transaction and the Merger.

          A copy of the Formation Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The description of the terms of the Formation Agreement set forth herein is qualified in its entirety by reference to the Formation Agreement.

          A copy of the form of Merger Agreement is included as Exhibit C to the Formation Agreement and is incorporated herein by reference. The description of the terms of the Merger Agreement set forth herein is qualified in its entirety by reference to the form of Merger Agreement.

          (d), (e) and (g). As a result of the Formation Transaction and the Merger, (i) IHS will own 83.611% of the outstanding shares of Holdings Common Stock and the Founders will collectively own 16.389% of the outstanding shares of Holdings Common Stock and (ii) the Issuer, as the Surviving Corporation, will be a wholly owned subsidiary of Holdings.

          Pursuant to the Merger Agreement, Dahan will become a director of the Surviving Corporation. Other than Dahan, the directors of Merger Sub immediately prior to the consummation of the Merger, which directors will be elected by Holdings, will become the directors of the Surviving Corporation. In addition, Dahan will become the President and Chief Technology Officer of the Surviving Corporation, and Galvin and Tuxbury Salem will become vice presidents, but not directors, of the Surviving Corporation. Other than Dahan, Galvin and Tuxbury Salem, the officers of Merger Sub immediately prior to the consummation of the Merger, which officers will be appointed by the directors of Merger Sub, will become the officers of the Surviving Corporation.

          Pursuant to the Merger Agreement, the Restated Articles of Incorporation of the Issuer will be amended to provide that the Issuer will have authority to issue not more than 110,000,000 shares of Common Stock, and, as so amended, such Restated Articles of Incorporation will be the articles of incorporation of the Surviving Corporation. In addition, the By-laws of Merger Sub will become the By-laws of the Surviving Corporation.

          Upon consummation of the Merger, the Surviving Corporation will have an authorized capital stock of 110,000,000 shares of common stock, par value $0.001 per share, of which 100,000,000 shares (which shares will constitute all the issued and outstanding shares of common stock of the Surviving Corporation) will be owned by Holdings. The capitalization and dividend policy of the Surviving Corporation will be determined by the directors of the Surviving Corporation.

          A copy of the form of Merger Agreement is included as Exhibit C to the Formation Agreement and is incorporated herein by reference. The description of the terms of the Merger Agreement set forth herein is qualified in its entirety by the form of Merger Agreement.

          (h) and (i). Upon consummation of the Merger, the Common Stock will cease to be authorized to be quoted in the Nasdaq National Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

          (j) Except as described herein or as contemplated by the Formation Agreement or the Merger Agreement, neither Thybo nor the Trust has any other present plans or proposals which relate to, or would result in, (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any material change in the Issuer's business or corporate structure, (g) changes to the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer ceasing to be listed on a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of the foregoing actions. Thybo or the Trust may, however, discuss one or more of the foregoing actions with the Founders, any other person or entity who holds, or has the right to purchase, shares of Common Stock or the Issuer or formulate a plan or proposal relating to, or resulting in, any of the foregoing actions. In addition, Thybo and the Trust are considering the purchase by Thybo (or any affiliate of the Trust) of shares of Common Stock in the Nasdaq National Market, and Thybo or the Trust (or any affiliate of the Trust) may purchase shares of Common Stock in the Nasdaq National Market at any time prior to the consummation of the Merger.

          Item 5 is hereby amended to read in its entirety as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) and (b). Thybo beneficially owns 330,000 shares of Common Stock, which shares constitute approximately 9.2% of the outstanding shares of Common Stock.

          As discussed in Item 4, Thybo acquired 300,000 shares of Common Stock pursuant to the Purchase Agreement, and, pursuant to the Purchase Agreement, granted to Dahan the right to vote or otherwise act with respect to such shares on behalf of Thybo in all respects in connection with any matter on which shareholders of the Issuer are entitled to vote or consent. Consequently, with respect to 300,000 shares of Common Stock beneficially owned by Thybo, Thybo has (i) no voting power and (ii) sole dispositive power. The Trust, as the entity that ultimately controls Thybo, may be deemed to be the beneficial owner of, but has no voting power or dispositive power with respect to, 300,000 shares of Common Stock beneficially owned by Thybo.

          As also discussed in Item 4, Thybo acquired 30,000 shares of Common Stock pursuant to purchases made in the Nasdaq National Market. With respect to 30,000 shares of Common Stock beneficially owned by Thybo, Thybo has (i) sole voting power and (ii) sole dispositive power. The Trust, as the entity that ultimately controls Thybo, may be deemed to be the beneficial owner of, but has no voting power or dispositive power with respect to, 30,000 shares of Common Stock beneficially owned by Thybo.

          (c). On February 2, 1998, Thybo acquired 300,000 shares of Common Stock, at a price of $9.50 per share, in a private placement transaction. On March 24,

1998, Thybo purchased 3,000 shares of Common Stock, at a price of $7.08 per share, in the Nasdaq National Market. On April 17, 1998, Thybo purchased 3,000 shares of Common Stock, at a price of $6.96 per share, in the Nasdaq National Market. On June 8, 1998, Thybo purchased 3,000 shares of Common Stock, at a price of $6.94 per share, in the Nasdaq National Market. On June 15, 1998, Thybo purchased 10,000 shares of Common Stock, at a price of $6.08 per share, in the Nasdaq National Market. On August 20, 1998, Thybo purchased 5,000 shares of Common Stock, at a price of $4.33 per share, in the Nasdaq National Market. On August 26, 1998, Thybo purchased 6,000 shares of Common Stock, at a price of $4.78 per share, in the Nasdaq National Market. Neither Thybo nor the Trust, nor, to the knowledge of Thybo, any of the persons listed on Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

          (d).  None.

          (e).  Not applicable.

          Item 6 is hereby amended to read in its entirety as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Reference is made to the description of the agreements, arrangements, understandings and relationships set forth in Item 4 of this Statement on Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2. Except as contemplated by the Purchase Agreement, the Formation Agreement or the Merger Agreement, or as indicated herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Thybo, the Trust and the persons listed on
Schedule I hereto or between Thybo, the Trust or, to the knowledge of Thybo, any of the persons listed on Schedule I hereto, on the one hand, and any other persons, on the other hand, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

         Exhibit 1 Common Stock Purchase Agreement dated as of January 29, 1998, between
                              International CompuTex, Inc. and Thybo
                              New Ventures Limited

         Exhibit 2 Formation Agreement dated January 10, 1999, among Information Handling
                              Services Inc. and certain Shareholders
                              of International CompuTex, Inc.
                              identified therein

                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 19, 1999


                                  THYBO NEW VENTURES LIMITED,


                                  By  /s/ Johannes A.M. Vijverberg
                                    -------------------------------
                                    Name:  Johannes A.M. Vijverberg
                                    Title: President


                                  THYBO TRUSTEES LIMITED
                                  (as Trustee of the THYSSEN-
                                  BORNEMISZA CONTINUITY TRUST),


                                  By  /s/ Frank Mutch
                                    -------------------------------
                                    Name:  Frank Mutch
                                    Title: Director

                      INDEX TO EXHIBITS


Exhibit No.          Description                                Page

     1               Common Stock Purchase                       18
                     Agreement dated as of
                     January 29, 1998, between
                     International CompuTex, Inc.
                     and Thybo New Ventures Limited

     2               Formation Agreement dated as                45
                     of January 10, 1999, among
                     Information Handling Services
                     Inc. and certain Shareholders
                     of International CompuTex,
                     Inc. identified therein

                                                            SCHEDULE I


          The following is a list of the directors and executive officers of Thybo and the Trustee, setting forth the residence or business address, citizenship, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.

A.   Directors and Executive Officers of Thybo


Name, Title and Address     Citizenship   Present Principal Occupation
                                              and Business Address

Johannes A. M. Vijverberg    Dutch        President
Director and President                      Thybo Investments
  c/o TBG Management SAM                    c/o TBG Management SAM
  29 Bd Princess Charlotte                  29 Bd Princess Charlotte
  MC 98007 Monaco                           MC 98007 Monaco

Carl Hughes                  British       Executive Director
Director, Assistant                          Thybo Investments
Treasurer and                                c/o TBG Management SAM
Assistant Secretary                          29 Bd Princess Charlotte
  c/o TBG Management SAM                      MC 98007 Monaco
  29 Bd Princess Charlotte
  MC 98007 Monaco

Frank Mutch                  British       Attorney
Director and Assistant Secretary             Conyers, Dill & Pearman
  c/o Conyers, Dill & Pearman                P.O. Box HM 666
  P.O. Box HM 666                            Clarendon House
  Clarendon House                            Church Street
  Church Street                              Hamilton HM CX
  Hamilton HM CX                             Bermuda
  Bermuda

Arthur E. M. Jones           British       Chief Financial Officer
Director and Vice President                  Consolidated Group of
  Par La Ville Place                         Companies
  14 Par La Ville Road                       Par La Ville Place
  Hamilton, Bermuda                          14 Par La Ville Road
                                             Hamilton, Bermuda

     B.   Directors and Executive Officers of the Trustee


Name, Title and Address          Citizenship   Present Principal Occupation
                                                   and Business Address

Arne Hovdesven                     U.S.A.      Retired
Director and President
  1425 Regatta Drive
  Wilmington, North Carolina

Frank Mutch                        British     Attorney
Director and Assistant Secretary                 Conyers, Dill & Pearman
  c/o Conyers, Dill & Pearman                    P.O. Box HM 666
  P.O. Box HM 666                                Clarendon House
  Clarendon House                                Church Street
  Church Street                                  Hamilton HM CX
  Hamilton HM CX                                 Bermuda
  Bermuda

Eric P. Pfaff                      British     Attorney
Director, Vice President and                     Maitland & Co.
Assistant Secretary                              44-48 Dover Street
  Maitland & Co.                                 (5th Floor)
  44-48 Dover Street (5th Floor)                 London W1X 3RF
  London W1X 3RF                                 England
  England

Cummings V. Zuill                  British     Vice President of the Bank of
Director and Vice President                    Bermuda,
The Bank of Bermuda Limited                      The Bank of Bermuda Limited
6, Front Street                                  6, Front Street
Hamilton 5-31                                    Hamilton 5-31
Bermuda                                          Bermuda

                                                             EXHIBIT 1


                         COMMON STOCK PURCHASE AGREEMENT (this
                    "Agreement") is made as of January 29, 1998 by and between International CompuTex, Inc., a Georgia corporation ("Seller"), and Thybo New Ventures Limited, a Bermuda corporation ("Purchaser").

          The parties hereby agree as follows:


                               ARTICLE I

                   Purchase and Sale of Common Stock

          SECTION 1.01. Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase at the Closing and Seller agrees to issue and sell to Purchaser at the Closing 300,000 shares (the "Shares") of Seller's Common Stock, par value $0.001 per share (the "Common Stock") at a purchase price of $2,850,000 ($9.50 per share).

          SECTION 1.02. Closing. (a) The purchase and sale of the Shares shall take place via telecopy on February 2, 1998 at 10:00 a.m. New York City time, or at such other time as Seller and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "Closing"). At the Closing, Seller shall deliver to the Purchaser certificates representing the Shares being purchased hereby against delivery by the Purchaser to Seller of the purchase price therefor by wire transfer payable in same-day funds to an account specified by Seller. Delivery shall be made through the facilities of the Depository Trust Company unless Purchaser shall otherwise instruct.


                              ARTICLE II

               Representations and Warranties of Seller

          Seller hereby represents and warrants to the Purchaser that:

          SECTION 2.01. Organization, Good Standing and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. Seller is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business or properties. Seller does not have any subsidiaries.

          SECTION 2.02. Capitalization. The authorized capital of
Seller consists, or will consist, immediately prior to the Closing, of:

                  (a)  Common Stock.  20,000,000 shares of Common
         Stock, of which 3,250,690 shares are issued and outstanding.

                  (b) Options and Warrants. Except for (i) options issued or issuable for an aggregate of 499,310 shares of Common Stock under the 1995 Restricted Non-qualified Incentive Stock Option Plan, dated August 1, 1995, and the 1996 Stock Option Plan, dated December 20, 1996, as proposed to be amended, and (ii) the Warrant dated May 5, 1997 to purchase 112,500 shares of Common Stock issued pursuant to the Underwriting Agreement dated April 29, 1997, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements, orally or in writing, for the purchase or acquisition from Seller of any shares of its capital stock (the rights and options in clauses (i) and (ii) above being collectively called the "Existing Equity Rights"). There exist no rights of first refusal or similar rights in respect of shares of Seller's capital stock issued or sold by Seller.

          SECTION 2.03. Authorization. All corporate action on the part of Seller, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of Seller hereunder and the authorization, issuance and delivery of the Shares has been taken or will be taken prior to the Closing, and the Agreement, when executed and delivered by Seller, shall constitute a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms.

          SECTION 2.04. Valid Issuance of Shares. The Shares being issued to Purchaser hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement and applicable state and federal securities laws and not subject to any preemptive rights of others. The issued and outstanding shares of Seller's Common Stock are duly and validly issued, fully paid and nonassessable and have been issued in compliance with applicable state and federal securities laws and are approved for quotation on the Nasdaq National Market ("NNM") under the symbol "ICIQ". Based in part upon the representations of Purchaser in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws and will be listed on the NNM.

          SECTION 2.05. Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of Seller is required in connection with the consummation of the transactions contemplated by this Agreement.

          SECTION 2.06. Litigation. Except as described in the SEC Documents (as defined in Section 2.12) or Schedule 2.06 hereto, there is no action, suit, proceeding or investigation pending or, to Seller's knowledge, currently threatened against Seller that questions the validity of this Agreement or the right of Seller to enter into it, or to consummate the transactions contemplated hereby, or that would reasonably be expected to result, either individually or in the aggregate, in any material adverse change in the business, assets, condition, affairs or prospects of Seller, financially or otherwise, or any change in the current equity ownership of Seller, nor is Seller aware that there is any basis for the foregoing. Seller does not warrant, however, that the litigation described in Schedule 2.06 will not become material, either favorably or unfavorably to Seller, as such litigation progresses, it having been filed recently and no discovery having been performed. The foregoing includes, without limitation, any actions pending or threatened (or any basis therefor known to Seller) involving the prior employment of any of Seller's employees, their use in connection with Seller's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Except as described in Schedule 2.06, Seller is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

          SECTION 2.07. Patents and Trademarks. The SEC Documents disclose all material information pertaining to all patents, registered trademarks and trade names, and pending applications therefor, owned by Seller. Seller has title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and process material to its business as now conducted without, to the best of Seller's knowledge, any conflict with or infringement of the rights of others. Except as included in the SEC Documents, and except for software licensed from Neuron Data, Inc. and NobleNet, Inc., distributor for IONA Technologies, Inc., Seller is not party to and has not granted any options, licenses, or agreements of any kind relating to the foregoing, nor is Seller bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights or processes of any other person or entity. Seller has not received any communications alleging that Seller has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. To Seller's knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere in any material respect with the use of his or her best efforts to promote the interests of Seller or that would conflict with Seller's business as proposed to be conducted. Neither the execution nor delivery of this Agreement, nor the carrying on of Seller's business by the employees of Seller, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated.

          SECTION 2.08. Compliance with Other Instruments. Seller is not, nor will it be on the date of Closing, in violation or default in any respect of any provisions of its Restated Articles of Incorporation or By-laws or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any provision of federal or state statute, rule or regulation applicable to Seller. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any material lien, charge or encumbrance upon any assets of Seller.

          SECTION 2.09. Agreements; Action. (a) Except as described in the SEC Documents and as listed in Schedule 2.09, there have been no material agreements, understandings or proposed transactions between Seller and any of its officers, directors, affiliates, or any affiliate thereof.

          (b) Except as included in the SEC Documents, there are no agreements, understandings, instruments, contracts or proposed transactions to which Seller is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments to or by, Seller in excess of, $50,000, other than in the ordinary course of Seller's business, or (ii) the license of any patent, copyright, trade secret or other proprietary right to or from Seller other than in the ordinary course of Seller's business.

          (c) Since April 29, 1997, Seller has not (i) except for dividends in the amount of $2,418,765 distributed in accordance with the S Corporation Termination, Tax Allocation and Indemnification Agreement dated March 24, 1997, paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) except as disclosed in the SEC Documents, incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $50,000 or in excess of $200,000 in the aggregate, (iii) made any loans or advances to any person, other than ordinary advances for travel expenses, or (iv) other than in the ordinary course of business and consistent with past practice, sold, exchanged or otherwise disposed of any of its assets or rights.

          (d) Seller is not a party to, and is not bound by, any contract, agreement or instrument, or subject to any restriction under its Restated Articles of Incorporation or By-laws, that materially and adversely affects its business as now conducted, its properties or its financial condition.

          SECTION 2.10. Registration Rights. Except as contemplated herein, in the Warrants for 112,500 shares of Common Stock issued to the Underwriters in the April 1997 public offering, and with respect to the 117,368 shares that may be acquired by holders of the Debenture Holder Warrants (as such term was defined in Seller's April 29, 1997 Prospectus), Seller has not granted or agreed to grant any registration rights, including piggyback rights, to any person or entity.

          SECTION 2.11. Title to Property and Assets. Seller owns its property and assets free and clear of all mortgages, liens, loans and encumbrances, except such encumbrances and liens which arise in the ordinary course of business and do not materially impair Seller's ownership or use of such property or assets. With respect to the property and assets it leases, Seller is in compliance with such leases in all material respects and holds a valid leasehold interest free of any liens, claims or encumbrances.

          SECTION 2.12. SEC Documents, Financial Statements. Since becoming registered under the Securities Exchange Act of 1934 (the "Exchange Act") on April 29, 1997, Seller has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission") pursuant to the reporting requirements of the Exchange Act (all of the foregoing, together with Registration Statement No. 333-21647, as amended, being referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933 (the "Securities Act") and the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to such SEC Documents, and, as of their respective dates, none of the SEC Documents taken as a whole (when read together with all exhibits included therein and financial statement schedules thereto and documents (other than exhibits) incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of Seller included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of Seller as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustment).

          SECTION 2.13. Employee Benefit Plans. Seller is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no

"reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which Seller would have any liability; Seller has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Section 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "pension plan" for which Seller would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

          SECTION 2.14. Tax Returns and Payments. Seller has filed all tax returns and reports as required by law. These returns and reports are true and correct in all material respects. Seller has paid all taxes and other assessments due.

          SECTION 2.15. Insurance. Seller has in full force and effect fire and casualty insurance policies, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its properties that might be damaged or destroyed.

          SECTION 2.16. Labor Agreements and Actions. Seller is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of Seller, has sought to represent any of the employees, representatives or agents of Seller. There is no strike or other labor dispute involving Seller pending, or to the knowledge of Seller threatened, which could have a material adverse effect on the assets, properties, financial condition, operating results or business of Seller (as such business is presently conducted and as it is proposed to be conducted), nor is Seller aware of any labor organization activity involving its employees. Seller is not aware that any officer or key employee intends to terminate their employment with Seller, nor does Seller have a present intention to terminate the employment of any of the foregoing. Seller has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment.

          SECTION 2.17. Offering. Subject to the truth and accuracy of Purchaser's representations set forth in this

Agreement, the offer, sale and issuance of the Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act"), and neither Seller nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

          SECTION 2.18. Permits. Seller has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects or financial condition of Seller and believes that it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. Seller is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.


                              ARTICLE III

              Representations and Warranties of Purchaser

          The Purchaser hereby represents, warrants and covenants to and for the benefit of Seller that:

          SECTION 3.01. Authorization. All corporate action on the part of Purchaser, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of Purchaser hereunder has been taken prior to Closing, and delivered by Purchaser and shall constitute a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

          SECTION 3.02. Purchase Entirely for Own Account. The Shares to be acquired by it will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and it has no present intention of selling, granting any participation in, or otherwise distributing the same. It does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. It understands that this sale of the Shares has not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of its investment intent and the accuracy of its representations as expressed herein. It represents that it has not been formed for the specific purpose of acquiring the Shares.

          SECTION 3.03. Disclosure of Information. It has received all the information it considers necessary or appropriate for deciding whether to acquire the Shares. It further represents that it has had an opportunity to ask questions and receive answers from Seller regarding the terms and conditions of the offering of the Shares. The foregoing, however, does not limit or modify the representations and warranties of Seller in Article II of this Agreement or the right of the Purchaser to rely thereon.

          SECTION 3.04. Investment Experience. It has substantial experience in evaluating and investing in private placement transactions so that the Purchaser is capable of evaluating the merits and risks of its investment in Seller. By reason of its business or financial experience or the business or financial experience of its professional advisors who are unaffiliated with and who are not compensated by Seller or any affiliate or selling agent of Seller, directly or indirectly, it has the capacity to protect its own interests in connection with the purchase of the Shares hereunder.

          SECTION 3.05. Restricted Securities. It understands that the Shares are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from Seller in a transaction not involving a public offering and that under such laws and applicable regulations such Shares may be resold without registration under the Securities Act only in certain limited circumstances. In this respect, it represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and otherwise by the Securities Act.

          SECTION 3.06. Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Purchaser further agrees not to make any disposition of all or any portion of the Shares unless and until the conditions set forth in paragraphs (a) and (b) are satisfied:

                  (a) Either (x) there is in effect a Registration Statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or (y)

         (i) the Purchaser shall have notified Seller of the proposed disposition and shall have furnished Seller with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if reasonably requested by Seller, the Purchaser shall have furnished Seller with an opinion of counsel, reasonably satisfactory to Seller, that such disposition will not require registration under the Securities Act or any applicable state securities laws. It is agreed that Seller will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances; provided, however, the Purchaser acknowledges that the transfer agent for the Common Stock may require opinions of counsel for any transactions made pursuant to Rule 144.

                  (b) Any resale prior to February 2, 2001, pursuant to paragraph (a) will be limited to no more than 100,000 shares in any six month period.

Notwithstanding the foregoing provisions of this Section 3.06, a transfer by the Purchaser to a constituent shareholder (including any constituent of a constituent) of the Purchaser if such transferee is an accredited investor (as defined in Rule 501(a) under the Securities
Act) shall be permitted if the transferee or transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Purchaser hereunder.

          SECTION 3.07. Legends. It is understood that the Shares may bear one or all of the following legends:

                  (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

                  (b) Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

          SECTION 3.08. Accredited Investor. It is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

          SECTION 3.09. Organization and Good Standing. Purchaser is a corporation duly organized and in good standing under the laws of Bermuda and has all requisite corporate power and authority to carry on its business as now conducted and to execute and deliver this Agreement.


                              ARTICLE IV

           Conditions of Purchaser's Obligations at Closing

          The obligations of the Purchaser to Seller under this Agreement at the Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions:

          SECTION 4.01. Representations and Warranties. The representations and warranties of Seller contained in Article II shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of such date.

          SECTION 4.02. Performance. Seller shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before such Closing.

          SECTION 4.03. Certificates of Officers. Seller shall deliver to Purchaser at such Closing certificates of the officers of Seller certifying that the conditions specified in Sections 4.01 and 4.02 have been fulfilled and as to such other matters as the Purchaser may reasonably request.

          SECTION 4.04. Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

          SECTION 4.05. Opinion of Counsel. The Purchaser shall have received from Gambrell & Stolz, counsel for Seller, an opinion, dated as of the Closing, in the form attached hereto as Exhibit A.

          SECTION 4.06. No Material Adverse Change. (i) Seller shall not have sustained since September 30, 1997, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, and (ii) there shall not have been any change in the capital stock or long-term debt of Seller or any change, or any development involving a prospective change, in or affecting the condition (financial or other), earnings, general affairs, business, operations, properties, management, stockholders' equity, results of operations or prospects of Seller, taken as a whole, the effect of which, in any such case described in clause (i) or (ii), is in Purchaser's sole judgment so material and adverse as to make it impracticable or inadvisable to proceed with the purchase of the Shares.


                               ARTICLE V

             Conditions of Seller's Obligations at Closing

          The obligations of Seller to the Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions:

          SECTION 5.01. Representations and Warranties. The representations and warranties of the Purchaser contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of such date.



                              ARTICLE VI

                          Covenants of Seller

          SECTION 6.01. Agreement as to Voting of the Shares. Purchaser hereby agrees and covenants that, through February 2, 2000 (or such earlier date as may apply as set forth in Section 6.04), on each occasion on which shareholders of Seller are entitled to vote or consent on any issue, whether at an annual or special meeting of shareholders, by written consent or otherwise (hereinafter collectively referred to as "Shareholder Votes"), Purchaser shall designate Haim E. Dahan, who currently is Chief Executive Officer of Seller ("Dahan"), as its proxy or attorney-in-fact to vote or otherwise act with respect to the Shares on behalf of Purchaser in all respects in connection with the Shareholder Votes, including without limitation granting to him a proxy to vote in his discretion on any action that may be taken at an annual or special meeting of shareholders whether or not such action was described in any proxy statement or solicitation prepared on behalf of Seller. The term "Shares" as used in this Article VI shall include also any other shares of Common Stock or other securities of Seller that are issued to Purchaser with respect to the Shares pursuant to a stock dividend, stock split or otherwise.

          SECTION 6.02. Execution of Proxies and Powers of Attorney. Promptly upon request of Dahan or of Seller, but in any event within not more than 10 days after written notice is given to Purchaser requesting execution of an enclosed or previously furnished proxy, power of attorney or other written authorization that would grant to Dahan the right to vote or consent with respect to the Shares with respect to any Shareholder Vote, Purchaser shall duly execute such proxy, power of attorney or other written authorization and cause such proxy, power of attorney or other written authorization to be delivered to Dahan at the address for Seller as established pursuant to Section 8.06, or to such other address as Dahan may furnish to Purchaser by not less than 10 days prior written notice. Purchaser shall not make any attempt to revoke or supersede any such proxy, power of attorney or other written authorization given to Dahan pursuant to this Article VI, nor may Purchaser make any attempt to vote the Shares directly or through any other person, proxy or attorney-in-fact with respect to any Shareholder Vote as to which a proxy, power of attorney or other written authorization has been given to or has been requested by or on behalf of Dahan. Any attempt by Purchaser to do so in violation of this Article VI shall be void and ineffective, and Seller is hereby authorized to so notify the transfer agent for the common stock and any inspector(s) of election with respect to any Shareholder Vote. Purchaser hereby designates Dahan as its attorney-in-fact (which designation is hereby deemed to be coupled with an interest) for the limited purpose of providing notices, casting votes and taking any other actions, including the execution of any ballots, instruments or other documents necessary to effectuate the purposes of this Article VI.

          SECTION 6.03. Scope of Voting Rights. In his exercise of the voting rights established pursuant to this Article VI, Dahan shall, in his uncontrolled discretion, in respect of any and all of the Shares, possess and be entitled to exercise the right to vote thereon for every purpose, in person or by proxy, to waive any share privilege in respect thereof (excluding any right or privilege to subscribe for any additional shares of Common Stock, which shall remain vested in Purchaser notwithstanding any other provision of this Article VI), and to consent to any lawful corporate act of Seller, as though absolute owner of the Shares. Dahan is specifically authorized by way of example, without limiting his rights hereunder, to vote the Shares for, or to consent in respect thereof to, any increase or reduction of the shares of Seller, any agreement of consolidation, merger, share exchange or the sale or other disposition of all, substantially all, or any part of the property, assets and franchises of Seller and the granting, ratification or confirmation of any option or options therefor (whether or not such option or options extend(s) beyond the term of this Agreement), or the dissolution of Seller, and the judgment of Dahan as to the adequacy of the consideration thereby to be received by the Seller and Purchaser (provided each shareholder is treated uniformly, share for share) shall be conclusive and binding upon Purchaser and all persons claiming through or under Purchaser. Dahan may, directly or indirectly, transact any lawful business with Seller, notwithstanding the rights granted to him hereunder. Dahan may also serve as director and compensated officer of Seller and may vote the Shares for himself, as such. The granting of voting rights to Dahan under this Article VI shall not constitute him as a fiduciary under applicable law.

          SECTION 6.04. Termination of Voting Rights. The voting rights granted under this Article VI shall extend through the earlier of (i) the date set forth in Section 6.01, or (ii) the date on which Purchaser and Purchaser's "Affiliates", as such term is defined in the Securities Act, on a collective basis beneficially own less than 150,000 shares of Common Stock, or (iii) the death or incapacity of Dahan, at which time the voting rights granted under this Article VI shall terminate automatically. For purposes of this Section 6.04, the number of shares shall be adjusted appropriately to reflect any stock dividend, stock split or similar transaction.

          SECTION 6.05. Applicability to Transferees; Legend on Certificates. The voting rights granted under this Article VI shall apply to Purchaser and Purchaser's Affiliates during the period set forth in this Article VI. Any Shares transferred during such period to a transferee that is not an Affiliate of Purchaser shall be free from any of the provisions of this Article VI, provided that such transfer is in compliance with all of the terms of this Agreement. Each certificate representing the Shares shall, during the period in which this Article VI remains applicable as to such Shares, bear on its front or reverse a prominent legend referring to the terms of this
Article VI, as follows:

         THE VOTING RIGHTS WITH RESPECT TO THESE SECURITIES ARE LIMITED BY THE TERMS OF AN AGREEMENT BETWEEN THE HOLDER HEREOF AND THE COMPANY, TERMINATING, WITH RESPECT TO SUCH VOTING RESTRICTIONS, NOT LATER THAN FEBRUARY 2, 2000. A COPY OF SUCH AGREEMENT IS MAINTAINED AT THE EXECUTIVE OFFICES OF THE COMPANY AND A COPY THEREOF IS AVAILABLE TO THE HOLDER FROM THE COMPANY UPON REQUEST.

          SECTION 6.06. Enforcement, Third Party Beneficiary. Either the Seller or Dahan shall have the right to enforce the terms of this
Article VI by specific performance, in addition to any other legal or equitable remedies that may be available to Seller or Dahan. Notwithstanding any other provision of this Agreement to the contrary, any legal action related to this Article VI, whether brought by Purchaser, Seller or Dahan, shall be brought in a state or federal court in Fulton County, Georgia, which the parties agree shall have exclusive jurisdiction over any such action. Purchaser, on its own behalf and on behalf of any Affiliate of Purchaser that is a transferee of the Shares, hereby waives any argument or claim that such courts are not a convenient forum for any such action or that jurisdiction or venue is not proper for any reason whatsoever. The parties specifically intend that Haim E. Dahan is and shall be deemed to be a third-party beneficiary of this Article VI and shall have the full right to enforce the provisions hereof in his own behalf.


                              ARTICLE VII

                          Registration Rights

          SECTION 7.01. Definitions. As used herein, "Holders" means Purchaser and any persons or entities to whom the rights granted under this Article VII are transferred by any Purchaser, their successors or assigns, and "Registrable Securities" shall mean, with regard to the exercise of any right pursuant to Section 7.02, (i) the 90,000 Shares bearing the legend specified in Section 7.08 and (ii) any other shares of Common Stock of Seller issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Shares referred to in clause (i).

          SECTION 7.02. Incidental Registration. If Seller at any time proposes to file prior to February 2, 2003, on its behalf or on behalf of any of its security holders (other than Holders of Registrable
Securities) (the

"demanding security holders") a registration statement under the Securities Act on any form (other than a Registration Statement on Form S-4 or S-8 or any successor form for securities to be offered in a transaction of the type referred to in Rule 145 under the Securities Act or to employees of Seller pursuant to any employee benefit plan, respectively) for the general registration of securities to be sold for cash with respect to its Common Stock or any other class of equity security (as defined in Section 3(a)(11) of the Exchange Act) of Seller, it will give written notice to all Holders of the Registrable Securities at least four weeks before the initial filing with the Commission of such registration statement, which notice shall set forth the intended method of disposition of the securities proposed to be registered by Seller. The notice shall offer to include in such filing the aggregate number of shares of Registrable Securities, as such Holders may request.

          Each Holder of any Registrable Securities desiring to have Common Stock registered under this Section 7.02 shall advise Seller in writing within 10 days after the date of receipt of such offer from Seller, setting forth the amount of such Common Stock for which registration is requested. Seller shall thereupon include in such filing the number of shares of Common Stock for which registration is so requested, subject to the following sentence, and shall use its best efforts to effect registration under the Securities Act of such shares. If a public offering is proposed for the securities being registered by Seller or such demanding security holder and the managing underwriter of such public offering advises Seller in writing that, in its opinion, the distribution of the Common Stock requested to be included in the registration concurrently with the securities being registered by Seller or such demanding security holder would materially and adversely affect the distribution of such securities by Seller or such demanding security holder, then Seller, if applicable, and all selling security holders (including, if applicable, the Holders and the demanding security holder who initially requested such registration) shall reduce (to the extent Seller has a contractual right to impose such a reduction) the amount of securities each intended to distribute through such offering on a pro rata basis; provided, however, that Seller shall not be required to reduce the amount of securities to be distributed on its behalf to less than 50% of the aggregate number of securities to be registered in such offering.

          SECTION 7.03. Registration Procedures. If Seller is required by the provisions of this Article VII to effect the registration of any of Purchaser's securities under the Securities Act, Seller will, as expeditiously as possible:

                  (a) promptly prepare and file with the Commission a registration statement with respect to such securities and cause such registration statement to become and remain effective for a period of time required for the disposition of such securities by the Holders thereof, but not to exceed three months from the effective date thereof;

                  (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement until the earlier of such time as all such securities have been disposed of in a public offering or the expiration of three months, and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Holders of such securities set forth in such registration statement;

                  (c) furnish to such Holders such number of copies of such registration statement, each amendment and supplement thereto, and the prospectus included in such registration statement (including each preliminary prospectus), all in conformity with the requirements of the Securities Act, and such other documents, as such Holders may reasonably request;

                  (d) notify such Holders promptly after Seller shall receive notice thereof, of the time when such registration statement became effective or when any amendment or supplement to any prospectus forming a part thereof has been filed;

                  (e) notify such Holders promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus forming a part thereof or for additional information;

                  (f) advise such Holders after Seller shall receive notice or otherwise obtain knowledge of the issuance of any order by the Commission suspending the effectiveness of such registration statement or amendment thereto or of the initiation or threatening of any proceeding for that purpose, and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal promptly if such stop order should be issued;

                  (g) use its best efforts to register or qualify such securities under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as each Holder (or any underwriter on behalf of such Holder) of such securities shall request (provided that Seller shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service of process), and do such other reasonable acts and things as may be required of it to enable such Holder to consummate the disposition in such jurisdiction of such securities;

                  (h) furnish on the date that such securities are delivered to underwriters for sale pursuant to such registration or, if such securities are not being sold through underwriters, on the date that such registration statement becomes effective, (i) an opinion dated such date, of the independent counsel representing Seller for the purposes of such registration, addressed to such underwriters, if any, and, if such securities are not being sold through underwriters, then to the Holder making such request, in customary form and covering matters of the type customarily covered in such legal opinions and (ii) a comfort letter dated such date, from the independent certified public accountants of Seller, addressed to such underwriters, if any, and, if such securities are not being sold through underwriters, then to the Holder making such request in a customary form and covering matters of the type customarily covered by such comfort letters as such underwriters or such Holder, as the case may be, shall reasonably request;

                  (i) enter into customary agreements (including one or more underwriting agreements in customary form) and take such other actions as are reasonably required or reasonably requested by such Holders or any underwriter on behalf thereof in order to expedite or facilitate the disposition of such securities;

                  (j) use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than 18 months after the effective date of such registration statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act (including, at the option of Seller, Rule
         158);

                  (k) notify such Holders at any time when a prospectus relating to such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which such registration statement contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of any such Holder, prepare a supplement or amendment to such registration statement so that such registration statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

                  (l) cause all shares of Common Stock being so registered to be listed on each securities exchange on which similar securities issued by Seller are then listed or, if similar securities are not then listed, take all reasonable action either to list such shares on a securities exchange or to facilitate the trading of the securities on the Nasdaq National Market; and

                  (m) provide a transfer agent and registrar for all shares of Common Stock being so registered not later than the effective date of such registration statement.

          It shall be a condition precedent to the obligation of Seller to take any action pursuant to this Article VII in respect of the securities which are to be registered at the request of any Holder of the Registrable Securities that such Holder shall furnish to Seller such information regarding the securities held by such Holder and the intended method of disposition thereof as Seller shall reasonably request and as shall be required in connection with the action taken by Seller. Seller may reasonably rely upon any such information so furnished by a Holder.

          SECTION 7.04. Expenses. All expenses incurred in complying with this Article VII, including, without limitation, all registration and filing fees (including all expenses incident to filing with the NASD), printing expenses, fees and disbursements of counsel and accountants for Seller and expenses of complying with the securities or blue sky laws of any jurisdictions pursuant to Section 7.03(g), shall be paid by Seller, except any discount or commissions payable to any underwriter by such Holders and fees and expenses of counsel for such Holders.

          SECTION 7.05. Indemnification and Contribution. (a) In the event of any registration under the Securities Act pursuant to this
Article VII of any Registrable Securities, Seller will indemnify and hold harmless the Holder thereof against any losses, claims, damages, liabilities or expenses, joint or several, to which such Holder may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Holder for any legal or any other expenses incurred by such Holder in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that Seller shall not be liable in any such case to the extent that such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to Seller by such Holder or an underwriter on behalf of such Holder expressly for use therein; and provided further that the foregoing indemnity agreement with respect to any prospectus shall not inure to the benefit of the Holder if it is conclusively determined by a court of competent jurisdiction not subject to appeal that a copy of a prospectus was not sent or given by or on behalf of the Holder to the purchaser of the Common Stock who has asserted a claim, if required by law to have been so delivered, at or prior to the written confirmation of the sale of Common Stock to such person, and if a prospectus would have cured the defect giving rise to such loss, claim, damage or liability;

          (b) Each Holder of Registrable Securities, by acceptance of the registration provisions provided herein, agrees to indemnify and hold harmless Seller against any losses, claims, damages, liabilities or expenses, joint or several, to which Seller may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement under which securities were registered under the Securities Act at the request of such Holder, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any such registration statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to Seller by such Holder expressly for use therein; and will reimburse Seller for any legal or other expenses reasonably incurred by Seller in connection with investigating or defending any such action or claim as such expenses are incurred.

          (c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection except to the extent it has been materially prejudiced by such failure. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

          (d) If the indemnification provided for in this Section 7.05 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages, liabilities or expenses (or actions in respect thereof) referred to therein or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of Seller on the one hand and the relevant Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Seller on the one hand or the relevant Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Seller and each Holder registering securities under this Article VII agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Holder registering securities under this Article VII shall be required to contribute any amount in excess of the amount by which the total price at which the securities registered and sold by such Holder exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (e) The obligations of Seller under this Section 7.05 shall be in addition to any liability which Seller may otherwise have and shall extend, upon the same terms and conditions, to each person (including each underwriter) who participated in the offering of the registered securities and to each person, if any, who controls any Holder registering securities under this Article VII or any such person (including each such underwriter) within the meaning of Section 15 of the Securities Act; and the obligations under this Section 7.05 of any Holder registering securities under this Article VII shall be in addition to any liability which such Holder may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of Seller and to each person, if any, who controls Seller within the meaning of Section 15 of the Securities Act.

          SECTION 7.06. Inspection of Records and Documents. Each Holder and underwriter participating in any disposition pursuant to the registrations described in this Article VII, and any attorney, accountant or other agent retained by any such Holder or underwriter (collectively, the "Inspectors"), shall have conducted, at dates, times and locations reasonably specified by such Inspectors, such investigations, inquiries and conferences with such directors, officers, employees and agents (including, without limitation, outside accountants and counsel) of Seller and its subsidiaries, been furnished and reviewed such documentation of Seller and its subsidiaries and conducted such other procedures, as the Inspectors deem necessary, in their sole judgment, to have a satisfactory "due diligence" defense under Section 11 of the Securities Act in connection with such registrations.

          SECTION 7.07. Assignment of Registration Rights. Each Holder of Registrable Securities may assign all or any part of its rights under this Article VII to any Affiliate of such Holder to whom such Holder sells, transfers or assigns such Registrable Securities. In the event that the Holder shall assign its rights pursuant to this Article VII in connection with the transfer of less than all its Registrable Securities, the Holder shall also retain its rights with respect to its remaining Registrable Securities.

          SECTION 7.08. Legend on Certificate(s). Inasmuch as less than all the Shares shall carry with them registration rights under this Article VII, at the Closing the Company shall give instructions that the Shares be issued in the form of two certificates, with one certificate representing 90,000 shares of Common Stock and bearing a legend prominently referring to the registration rights provided under this Article VII, and with the other certificate representing 210,000 shares and bearing a legend while held by a Holder prominently referring to the absence of such rights. Any replacement certificates issued therefor shall reflect, similarly, the existence or absence of such rights in accordance with the terms of this Article VII.

                              ARTICLE IX

                             Miscellaneous

          SECTION 8.01. Survival. The warranties and representations of Seller and Purchaser contained in or made pursuant to this Agreement shall survive for a period of 4 years after the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Purchaser or Seller. All agreements and covenants contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

          SECTION 8.02. Transfer; Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          SECTION 8.03. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Georgia.

          SECTION 8.04. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          SECTION 8.05. Title and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

          SECTION 8.06. Notices. (a) All notices, requests, demands and other communications under this Agreement or in connection herewith shall be given to or made upon Purchaser at Thybo New Ventures Limited, Par La Ville Place, 14 Par La Ville Road, Hamilton HM JK Bermuda, with a copy to J.A.M. Vijverberg, TBG Management S.A.M., 29 Bvd Princesse Charlotte, B.P. 89 MC 98007, Monaco Cedex or, if to Seller to International CompuTex, Inc., 5500 Interstate North Parkway, Suite 507, Atlanta, Georgia 30328; attention: Chief Executive Officer.

          (b) All notices, requests, demands and other communications given or made in accordance with the provisions of this Agreement shall be in writing, and shall be sent by certified or registered mail, postage prepaid, return receipt requested, and shall be deemed to be given or made when receipt is so confirmed.

          (c) Any party may, by written notice to the other, alter its address or respondent, and such notice shall be considered to have been given 10 days after confirmation of receipt thereof.

          SECTION 8.07. Finder's Fee. Each party represents and warrants that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless Seller from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Purchaser or any of its officers, employees, or representatives is responsible in connection with this transaction. Seller agrees to indemnify and hold harmless Purchaser from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Seller or any of its officers, employees or representatives is responsible in connection with this transaction.

          SECTION 8.08. Expenses. Seller covenants and agrees with the Purchaser that Seller will pay or cause to be paid upon demand the following: (i) the fees, disbursements and expenses of Seller's counsel and accountants in connection with the purchase and sale of the Shares; (ii) all expenses in connection with the qualification of the Shares, for offering and sale under state securities laws, including the fees and disbursements of counsel for Purchaser in connection with such qualification; (iii) the cost of preparing stock certificates; (iv) the cost and charges of any transfer agent or registrar; (v) all fees and expenses provided for in Article VII; (vi) all out-of-pocket costs and expenses associated with the filing of any
Schedule 13-D, Schedule 13-G or any successor form or the filing of any amendment thereto required to be filed under the Exchange Act as a result of the Shares being included in a filing by a group because of the voting rights granted under Article VI of this Agreement; and
(vii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 8.08.

          SECTION 8.09. Indemnification. Seller agrees to indemnify and hold harmless each Holder, the Purchaser and the directors, officers, employees and agents of the Purchaser and each person who controls the Purchaser within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any lawsuit, action or claim that they or any of them are part of a "control group", a "controlling shareholder" or an "affiliate" of Seller, or any lawsuit or other action arising out of or based upon a claim made pursuant to Section 13(d) under the Exchange Act and the rules promulgated thereunder or any successor provision thereto as a result of the Shares being included in a filing by a group because of the voting rights granted under Article VI of this Agreement, and agrees to reimburse each such indemnified party, within 30 business days after such expenses are incurred, for all reasonable fees and expenses of counsel or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.

          SECTION 8.10. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and the holders of a majority of the Shares purchased hereunder. Any amendment or waiver effected in accordance with this Section shall be binding upon each transferee of any Shares, each future holder of all such Shares, and Seller.

          SECTION 8.11. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

          SECTION 8.12. Entire Agreement. This Agreement dated January 29, 1998, constitutes the entire Agreement between the parties hereto pertaining to the subject matter hereof and thereof, and any and all other prior written or oral agreements existing between the parties hereto are expressly canceled.


          IN WITNESS WHEREOF, the parties have executed this Purchase Agreement as of the date first above written.


                                  THYBO NEW VENTURES LIMITED,

                                  by /s/ J.A.M. Vijverberg
                                    ------------------------
                                    Name:  J.A.M. Vijverberg
                                    Title: President


                                  INTERNATIONAL COMPUTEX, INC.,

                                  by /s/ Haim Dahan
                                    ------------------------
                                    Name:  Haim Dahan
                                    Title: Chief Executive
                                           Officer

                                                               EXHIBIT 2


===============================================================================





                          FORMATION AGREEMENT


                                 Among


                  INFORMATION HANDLING SERVICES INC.



                                  And


         CERTAIN SHAREHOLDERS OF INTERNATIONAL COMPUTEX, INC.
                           IDENTIFIED HEREIN





                     Dated as of January 10, 1999




===============================================================================

                           TABLE OF CONTENTS


                                                                  Page

                               ARTICLE I

                    Definitions and Interpretations

SECTION 1.01.  Definitions......................................     2
SECTION 1.02.  Interpretations..................................    11


                              ARTICLE II

              Repurchase of Warrants and Reimbursement of
                           Repurchase Price
                                  and
             Contributions of Assets and ICI Common Stock
                 in Exchange for Holdings Common Stock


SECTION 2.01.  Repurchase, Reimbursement,
                 Contributions and Exchanges....................    11
SECTION 2.02.  Acquired Assets and Excluded
                 Assets.........................................    13
SECTION 2.03.  Assumption of Certain
                 Liabilities....................................    16


                              ARTICLE III

                              The Closing

SECTION 3.01.  Closing Date.....................................    18
SECTION 3.02.  Transactions To Be Effected at the
                 Closing........................................    18


                              ARTICLE IV

                    Representations and Warranties

SECTION 4.01.  Representations and Warranties
                 of IHS.........................................    19
SECTION 4.02.  Representations and Warranties
                 in respect of Holdings and
                 Merger Sub.....................................    31
SECTION 4.03.  Representations and Warranties of
                 the Founders...................................    33

                               ARTICLE V
                                                                  Page
                               Covenants

SECTION 5.01.  Conduct of Business..............................    51
SECTION 5.02.  No Solicitation..................................    56


                              ARTICLE VI

                         Additional Agreements

SECTION 6.01.  Access to Information............................    57
SECTION 6.02.  Reasonable Efforts;
                 Notification...................................    58
SECTION 6.03.  Costs and Expenses; Transfer
                 Taxes..........................................    59
SECTION 6.04.  Publicity........................................    59
SECTION 6.05.  Bulk Transfer Laws...............................    60
SECTION 6.06.  Waiver of Certain Defenses ......................    60
SECTION 6.07.  Preparation of Proxy Statement;
                 Shareholders' Meeting..........................    60
SECTION 6.08.  Agreement of Founders To Vote in
                 Favor of Merger................................    60
SECTION 6.09.  Agreements Not To Compete........................    61
SECTION 6.10.  Agreement to Provide Directors'
                 and Officers Insurance.........................    63
SECTION 6.11.  Tax Matters......................................    63
SECTION 6.12.  Stock Options....................................    64


                              ARTICLE VII

                         Conditions Precedent

SECTION 7.01.  Conditions to the Obligations of
                 IHS and the Founders...........................    65
SECTION 7.02.  Conditions to the Obligations of
                 IHS............................................    66
SECTION 7.03.  Conditions to the Obligations of
                 the Founders...................................    68

                             ARTICLE VIII

                   Termination, Amendment and Waiver

SECTION 8.01.  Termination......................................    71
SECTION 8.02.  Effect of Termination............................    73
SECTION 8.03.  Amendment........................................    73
SECTION 8.04.  Extension; Waiver................................    73


                              ARTICLE IX

                          General Provisions

SECTION 9.01.  Nonsurvival of Representations
                 and Warranties.................................    74
SECTION 9.02.  Notices..........................................    74
SECTION 9.03.  Headings.........................................    75
SECTION 9.04.  Severability.....................................    75
SECTION 9.05.  Counterparts.....................................    75
SECTION 9.06.  Entire Agreement; No Third-Party
                 Beneficiaries..................................    75
SECTION 9.07.  Governing Law....................................    76
SECTION 9.08.  Assignment.......................................    76
SECTION 9.09.  Consent to Jurisdiction..........................    76

Appendices

     A         Founders, Optionholders, Shares of ICI Common
               Stock, Options To Purchase Shares of ICI Common
               Stock and Shares of Holdings Common Stock
     B         Products
     C         Transferred Employees


Exhibits

   A           Form of Dahan Employment Agreement
   B           Form of Galvin Employment Agreement
   C           Form of Merger Agreement
   D           Form of Option Amendment Agreement
   E           Form of Salem Employment Agreement
   F           Form of Services Agreement
   G           Form of Stockholders' Agreement

                         FORMATION AGREEMENT dated as of January 10,
                    1999 (this "Agreement"), among INFORMATION
                    HANDLING SERVICES INC., a Delaware corporation ("IHS"), and Certain Shareholders of International CompuTex, Inc., a Georgia corporation ("ICI"), identified in Appendix A-1 (the "Founders").


          WHEREAS IHS has caused IHS Itemquest Holdings Inc., a
Delaware corporation ("Holdings"), to be incorporated;

          WHEREAS IHS intends to contribute to Holdings certain assets and liabilities related to the CAPSXpert product lines of IHS, 330,000 shares of ICI Common Stock (as defined below) and cash in exchange for 7,989,877 shares of Holdings Common Stock (as defined below), resulting in IHS owning an aggregate of 7,989,977 shares of Holdings Common Stock;

          WHEREAS the Founders intend to contribute to Holdings
1,566,153 shares of ICI Common Stock in exchange for 1,566,153 shares of Holdings Common Stock;

          WHEREAS, following the foregoing contributions and exchanges (the "Formation Transaction"), each outstanding share of ICI Common Stock will be converted into the right to receive $9.50 in cash in a merger (the "Merger") of a wholly owned subsidiary of Holdings ("Merger Sub") with and into ICI such that ICI will be the surviving corporation in the Merger;

          WHEREAS, upon the effectiveness of the Merger, the employees (and certain former employees) of ICI who hold options to purchase shares of ICI Common Stock and certain directors of ICI who hold options to purchase shares of ICI Common Stock, which employees (and former employees) and directors are identified in Appendix A-2 (the "Optionholders"), will, by amendment of the agreements evidencing their options, receive, for each option identified in Appendix A-2, an amount in cash equal to (i) the excess, if any, of (x) the consideration paid in the Merger in respect of each outstanding share of ICI Common Stock over (y) the exercise price per share of ICI Common Stock subject to such option multiplied by (ii) the number of shares of ICI Common Stock subject to such option; and

          WHEREAS, as a result of the Formation Transaction and the Merger, (i) IHS will own 83.611% of the outstanding shares of Holdings Common Stock and the Founders will collectively own 16.389% of the outstanding shares of Holdings Common Stock and (ii) ICI, as the surviving corporation in the Merger, will be a wholly owned subsidiary of Holdings.

          NOW, THEREFORE, in consideration of the premises, mutual promises, representations, warranties and covenants contained in this Agreement, the parties hereto hereby agree:


                               ARTICLE I

                    Definitions and Interpretations

          SECTION 1.01. Definitions. The following terms, as used in this Agreement, shall have the following meanings:

          "1995 ICI Stock Option Plan" has the meaning set forth in
Section 4.03(d).

          "1996 ICI Stock Option Plan" has the meaning set forth in
Section 4.03(d).

          "Acquired Assets" means the assets of IHS that are used, held for use or intended to be used exclusively in, or that arise exclusively out of, the conduct of the Business, as more particularly described in Section 2.02(a).

          "Administrative Assets" means books, records and other administrative assets of every kind and nature, including, price lists, correspondence, mailing lists, lists of customers and potential customers, vendor lists, production data, sales materials and records, market studies, penetration data, other market information, sales and marketing plans, programs and strategies, sales, costs and other financial data, purchasing materials and records, personnel records, billing records, accounting records, other financial records, sale order files, blueprints, plant layouts, and trade secrets, know-how, show-how, designs and proprietary commercial information, methods, practices, procedures, processes and formulae with respect to any of the foregoing, in each case, other than such as constitute Intellectual Property, that are used, held for use or intended to be used exclusively in, or that arise exclusively out of, the conduct of the Business.

          "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person.

          "Agreement" means this Formation Agreement, including all Appendices, Exhibits and Schedules attached hereto.

          "Ancillary Agreements" means the Employment Agreements, the Option Amendment Agreements, the Merger Agreement, the Services
Agreement and the Stockholders' Agreement.

          "Assumed Liabilities" means the liabilities, obligations and commitments that relate exclusively to, or arise exclusively out of, the Business, as more particularly described in Section 2.03(a).

          "Business" means the CAPSXpert product lines of IHS and any services offered by IHS that are related exclusively to those product lines.

          "Business Accounts Receivable" means all accounts receivable of IHS arising exclusively out of the conduct of the Business.

          "Business Intellectual Property" means all Intellectual
Property of IHS that is used, held for use or intended to be used exclusively in, or that arises exclusively out of, the conduct of the Business.

          "Business Inventory" means all Inventory (including
Inventory in transit, on consignment or in the possession of a third party) of IHS that is used, held for use or intended to be used exclusively in, or that arises exclusively out of, the conduct of the Business.

          "Business Material Adverse Effect" means a material adverse effect (i) on the business, assets, condition (financial or otherwise), prospects or results of operations of the Business or (ii) on the ability of IHS to perform its obligations under this Agreement or the ability of IHS, Holdings or Merger Sub to perform its obligations under the Ancillary Agreements to which it is a party.

          "Business Permitted Lien" means (i) any Lien disclosed on
Schedule 4.01(e), (ii) any mechanics', carriers', workmen's, repairmen's or other like Lien arising or incurred in the ordinary course of business, any Lien arising under any original purchase price conditional sales contract or equipment lease with a third party entered into in the ordinary course of business and any Lien for Taxes that are not due and payable or that may thereafter be paid without penalty and
(iii) any other imperfection of title or encumbrance, if any, that does not, individually or in the aggregate, materially impair the continued use of the assets to which it relates in the conduct of the Business as presently conducted.

          "Business Personal Property" means all Personal Property of IHS that is used, held for use or intended to be used exclusively in, or that arises exclusively out of, the conduct of the Business.

          "Closing" has the meaning set forth in Section 3.01.

          "Closing Date" means the date on which the Closing occurs.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Commission" means the Securities and Exchange Commission.

          "Contracts" means purchase orders, sales agreements, customer subscriptions, service contracts, distribution agreements, quotations and bids, product warranty, technical assistance or service agreements, and all other written or oral contracts, leases, subleases, licenses, sublicenses, indentures and other commitments, agreements, arrangements and undertakings, and all amendments thereto.

          "Dahan Employment Agreement" means the Employment Agreement to be entered into by ICI and Haim E. Dahan, substantially in the form of Exhibit A.

          "Debenture Warrants" has the meaning set forth in
Section 2.01(a).

          "Employment Agreements" means the Dahan Employment
Agreement, the Galvin Employment Agreement and the Salem Employment
Agreement.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "Exchange Act" means the Securities Exchange Act of 1934.

          "Excluded Assets" has the meaning set forth in
Section 2.02(b).

          "Excluded Liabilities" has the meaning set forth in Section
2.03(b).

          "Existing ICI Equity Rights" has the meaning set forth in
Section 4.03(d).

          "Filed SEC Documents" has the meaning set forth in
Section 4.03(l)(ii).

          "Financial Statements" has the meaning set forth in
Section 4.01(d).

          "Formation Transaction" has the meaning set forth in the preamble to this Agreement.

          "Founders" means Haim E. Dahan, Michael J. Galvin, Patricia Tuxbury Salem, Peter W. Jeng and James L. McAlarney, III which individuals are identified as shareholders of ICI in the first column of Appendix A-1.

          "Founders Contributed Shares" has the meaning set forth in
Section 2.01(c).

          "Galvin Employment Agreement" means the Employment Agreement to be entered into by ICI and Michael J. Galvin, substantially in the form of Exhibit B.

          "Governmental Entity" means any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality.

          "Holdings" means IHS Itemquest Holdings Inc., a Delaware corporation.

          "Holdings Common Stock" means the common stock, par value $0.001 per share, of Holdings.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "ICI" means International CompuTex, Inc., a Georgia corporation.

          "ICI Benefit Plans" has the meaning set forth in
Section 4.03(m)(i).

          "ICI Common Stock" means the common stock, par value $0.001 per share, of ICI.

          "ICI Material Adverse Effect" means a material adverse effect (i) on the business, assets, condition (financial or otherwise), prospects or results of operations of ICI or (ii) on the ability of ICI to perform its obligations under the Ancillary
Agreements to which it is a party.

          "ICI Pension Plans" has the meaning set forth in
Section 4.03(m)(i).

          "ICI Permitted Lien" means (i) any Lien disclosed on
Schedule 4.03(f), (ii) any mechanics', carriers', workmen's, repairmen's or other like Lien arising or incurred in the ordinary course of business, any Lien arising under any original purchase price conditional sales contract or equipment lease with a third party entered into in the ordinary course of business and any Lien for Taxes that are not due and payable or that may thereafter be paid without penalty and (iii) any other imperfection of title or encumbrance, if any, that does not, individually or in the aggregate, materially impair the continued use of the assets to which it relates in the conduct of the business of ICI as presently conducted.

          "ICI Takeover Proposal" means any proposal or offer for a merger, consolidation, dissolution, recapitalization or other business combination involving ICI, any proposal for the issuance by ICI of a material amount of its equity securities as consideration for the assets or securities of another Person or any proposal or offer to acquire in any manner, directly or indirectly, a material equity interest in, any voting securities of, or a substantial portion of the assets of, ICI, other than as contemplated by this Agreement and the Ancillary Agreements.

          "IHS" means Information Handling Services Inc., a Delaware corporation.

          "IHS Benefit Plans" means all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by IHS or any of its Affiliates for the benefit of any officers or employees of the Business (including the IHS Pension Plans).

          "IHS Contributed Shares" means 330,000 shares of ICI Common Stock, which shares are to be contributed by IHS to Holdings at the Closing.

          "IHS Pension Plans" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA) maintained, or contributed to, by IHS or any of its Affiliates for the benefit of any officers or employees of the Business.

          "Improvements" means buildings, fixtures and other improvements.

          "Intellectual Property" means intellectual and similar intangible personal property and rights of every kind and nature, including U.S. and foreign (i) patents and patent applications, inventions, invention disclosures, which may or may not form the basis of patent applications, and shop rights, (ii) trademarks, service marks, trade names, business names and brand names, and all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings and applications in the United States Patent & Trademark Office, any state of the United States or any other Governmental Entity, all goodwill symbolized thereby or associated therewith and all extensions and renewals thereof, (iii) copyrights (including all copyrights, whether registered or unregistered, copyright registrations and applications to register copyrights), (iv) Software, (v) Technical Documentation and (vi) licenses and rights with respect to any of the foregoing or property of like nature, including, but not limited to, confidentiality agreements, invention assignments or agreements, noncompetition agreements and other intellectual property agreements.

          "Inventory" means raw materials, work-in-process, semi-finished goods, finished goods, supplies, containers and packaging, and other inventories.

          "Lien" means any lien, charge, claim, pledge, security interest, security agreement, right to purchase, conditional sale agreement or other title retention agreement, lease, tenancy, right of occupancy, easement, mortgage, restriction, reservation, reversion, license, option, covenant or other encumbrance (including the filing of, or agreement to give, any financing statement under the Uniform Commercial Code of any jurisdiction).

          "Merger" means the merger of Merger Sub with and into ICI pursuant to the terms of the Merger Agreement.

          "Merger Agreement" means the Merger Agreement to be entered into by IHS, Holdings, Merger Sub and ICI, substantially in the form of Exhibit C.

          "Merger Sub" means a wholly owned subsidiary of Holdings incorporated under the laws of the State of Georgia.

          "Merger Sub Common Stock" means the common stock of Merger
Sub.

          "Multiemployer Pension Plan" has the meaning set forth in
Section 4.03(m)(iv).

          "Option Amendment Agreements" means, collectively, each of the agreements to be entered into by ICI and the individual
Optionholders, each substantially in the form of Exhibit D.

          "Optionholders" means the employees (and former employees) of ICI who hold options to purchase shares of ICI Common Stock and certain of directors of ICI who hold options to purchase shares of ICI Common Stock, which employees (and former employees) and directors are identified in the first column of Appendix A-2.

          "Outside Date" has the meaning set forth in Section 8.01.

          "Permits" means permits, concessions, grants, franchises, licenses, consents, certificates, orders and other authorizations and approvals of any Governmental Entity necessary for the conduct of the Business as presently conducted or the ownership of the Acquired Assets.

          "Person" means any individual, corporation, organization, partnership, joint venture, trust, firm, association (whether or not incorporated), Governmental Entity or other entity.

          "Personal Property" means tangible personal property (other than Inventory), including machinery, equipment, tools, business machines, office furniture and fixtures, vehicles, and other tangible personal property.

          "Products" means the products offered by IHS under the CAPSXpert name, as more particularly described in Appendix B.

          "Proxy Statement" has the meaning set forth in
Section 4.03(c).

          "Real Estate" means real property and interests in real property including Improvements.

          "Salem Employment Agreement" means the Employment Agreement to be entered into by ICI and Patricia Tuxbury Salem, substantially in the form of Exhibit E.

          "SEC Documents" has the meaning set forth in
Section 4.03(e).

          "Shareholders' Approval" has the meaning set forth in
Section 4.03(b)(ii).

          "Shareholders' Meeting" has the meaning set forth in
Section 4.03(c).

          "Securities Act" means the Securities Act of 1933.

          "Services Agreement" means the Services Agreement to be entered into by IHS and Holdings, substantially in the form of Exhibit F.

          "Software" means programs, routines, subroutines, translators, object, source and microcode, operating and related systems, compilers, assemblers, in each case, that cause a computer to perform in an expected manner and all documentation related thereto, including flow charts, instructions, end-user manuals, models and test aids, and any and all updates and modifications thereto.

          "Stockholders' Agreement" means the Stockholders' Agreement to be entered into by Holdings, IHS and the Founders, substantially in the form of Exhibit G.

          "Tax" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including any tax imposed under Subtitle A of the Code and any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value-added, transfer, franchise, profits, license, withholding tax on amounts paid, payroll, employment, excise, severance, stamp, capital stock, occupation, property, environmental or windfall profit tax, premium, custom, duty or other tax), together with any interest, penalty, addition to tax or additional amount due or imposed by any Governmental Entity responsible for the imposition of any such tax,
(ii) any liability for the payment of any amount of the type described in clause (i) above as a result of a party to this Agreement being a member of an affiliated, consolidated or combined group with any other corporation at any time on or prior to the Closing Date and (iii) any liability of any

Person with respect to the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation of such Person to indemnify any other Person.

          "Tax Return" means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns, and any amended Tax Return, relating to Taxes.

          "Technical Documentation" means (i) all proprietary technical information of every kind and nature, including manuals and documentation, advertising and promotional material, catalogues, and photographs, (ii) all trade secrets, confidential and non-confidential know-how, confidential and non-confidential show-how, designs and proprietary technical information, methods, practices, procedures, processes and formulae, and (iii) all information concerning sources of supply, components and services.

          "Thybo" means Thybo New Ventures Limited, a Bermuda corporation and an affiliate of IHS.

          "Transfer Tax" means any transfer, documentary, sales, use, registration, value-added and any other similar Tax (including any applicable real estate transfer tax and real property transfer gains tax) and related amounts (including any interest, penalty, addition to tax or additional amount due, or imposed by any Governmental Entity responsible for the imposition of any such tax).

          "Transferred Employees" means, collectively, each of the employees of IHS identified in Appendix C who will serve as an employee of Holdings or ICI following the consummation of the transactions contemplated by this Agreement.

          "Year 2000 Compliant" means, with respect to a computer system or software program, that such computer system or program: (i) is capable of recognizing, processing, managing, representing, interpreting and manipulating correctly date-related data for dates earlier and later than January 1, 2000; (ii) provide date recognition for any data element without limitation; (iii) has the ability to function automatically into and beyond the year 2000 without human intervention and without any change in operations associated with the advent of the year 2000; (iv) and time correctly into and beyond the year 2000; (v) has the ability not to produce noncompliance in existing data, nor otherwise corrupt such data, into and beyond the year 2000; (vi) has the ability to process correctly after January 1, 2000, data containing dates before that date; and (vii) has the ability to recognize all "leap years", including February 29, 2000.

          SECTION 1.02. Interpretations. (a) When used in this
Agreement, the words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

          (b) Any terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

          (c) When used in this Agreement, the word "or" is not exclusive.

          (d) All references to Articles, Sections, Appendices,
Exhibits and Schedules shall be deemed references to Articles, Sections, Appendices, Exhibits and Schedules to this Agreement.

          (e) This Agreement shall be deemed drafted jointly by all the parties hereto and shall not be specifically construed against any party hereto based on any claim that such party or its counsel drafted this Agreement.


                              ARTICLE II

     Repurchase of Warrants and Reimbursement of Repurchase Price
                                  and
             Contributions of Assets and ICI Common Stock
                 in Exchange for Holdings Common Stock

          SECTION 2.01. Repurchase, Reimbursement, Contributions and Exchanges. (a) Repurchase by Founders and Reimbursement by IHS. Upon the terms and subject to the conditions set forth in this Agreement, the Founders shall offer to repurchase all warrants granted by the Founders to purchase, in the aggregate, 117,368 shares of ICI Common Stock from the Founders (the "Debenture Warrants"), and IHS shall pay to the Founders, on a pro rata basis, an amount equal to $1.90 with respect to each share of ICI Common Stock represented by each Debenture Warrant repurchased by the Founders (or exercised by the holder of such Debenture Warrant) prior to the Closing Date, which amount represents, in the aggregate, $223,000, as partial reimbursement of the amount paid by the Founders to the holders of the Debenture Warrants. Such payment shall be made at the Closing with respect to all Debenture Warrants repurchased (or exercised) prior to the Closing Date and monthly, after the Closing Date, with respect to Debenture Warrants repurchased (or exercised) during each month. In the event that at the time of the Closing all the Debenture Warrants shall not have been repurchased (or exercised), the Founders, on a pro rata basis, and IHS shall each place in escrow an amount equal to the product of (x) the number of shares represented by Debenture Warrants not repurchased (or exercised) prior to the Closing Date and (y) $1.90, unless the Founders and Holdings agree upon an alternate arrangement.

          (b) Contributions by IHS. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, IHS shall contribute to Holdings (or Holdings' designee(s)) (i) all the right, title and interest of IHS in, to and under the Acquired Assets, (ii) the IHS Contributed Shares and (iii) cash in an amount that, together with all available cash of ICI, is sufficient to enable ICI, as the surviving corporation in the Merger, to pay the consideration to be paid for the shares of ICI Common Stock in the Merger.

          (c) Contributions by the Founders. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Founder shall contribute to Holdings (or Holdings' designee(s)) all right, title and interest of such Founder in, to and under the number of shares of ICI Common Stock set forth opposite the name of such Founder in the third column of Appendix A-1 (collectively, the "Founders Contributed Shares").

          (d) Exchanges from Holdings. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in consideration of the contributions made by IHS and the Founders, Holdings shall issue, sell and deliver (i) to IHS, 7,989,977 shares of Holdings Common Stock and (ii) to each Founder, the number of shares of Holdings Common Stock set forth opposite the name of such Founder in the fourth column of Appendix A-1. The shares of Holdings Common Stock to be issued to IHS and each Founder will be duly authorized, validly issued, fully paid and non-assessable.

          Each certificate representing shares of Holdings Common Stock will, until the time at which such shares of Holdings Common Stock have been sold pursuant to an effective registration statement under the Securities Act or, upon delivery to Holdings of an opinion of counsel reasonably satisfactory to Holdings, in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act and applicable securities laws of any state or other jurisdiction, bear the following legends:

                  (i) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, UNLESS SO REGISTERED, THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT AND APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION."; and

                  (ii) any legend required by the "blue sky" laws of any state to the extent such laws are applicable to the shares represented by such certificate.

          SECTION 2.02. Acquired Assets and Excluded Assets. (a) The term "Acquired Assets" means the properties, assets, goodwill and rights of whatever kind and nature, real or personal, tangible or intangible, of IHS existing on the Closing Date, other than the Excluded Assets, that are used, held for use, or intended to be used exclusively in, or that arise exclusively out of, the conduct of the Business, including:

               (i) all Business Inventory, including the Business
          Inventory listed on Schedule 2.02(a)(i);

               (ii) all Business Personal Property, including the
          Business Personal Property listed on Schedule 2.02(a)(ii);

               (iii) all Business Accounts Receivable;

               (iv) all Business Intellectual Property;

               (v) all Permits;

               (vi) all Contracts to which IHS is a party or by which IHS is bound that are used, held for use or intended to be used exclusively in, or that arise exclusively out of, the conduct of the Business;

               (vii) all rights in and to Products sold or leased
          (including Products returned after the Closing and rights of rescission, replevin and reclamation) in the conduct of the Business;

               (viii) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items that are used, held for use or intended for use exclusively in, or that arise exclusively out of, the conduct of the Business;arise exclusively out of, the conduct of the Business;ess;arise exclusively out of, the conduct of the Business;

               (ix) all rights, claims and credits relating to any other Acquired Asset or any Assumed Liability, including any such items arising under insurance policies, and all guarantees, warranties, indemnities and similar rights in favor of IHS in respect of any other Acquired Asset or Assumed Liability;

               (x) all Administrative Assets; and

               (xi) all goodwill generated by, or associated with, the Business.

          (b) The term "Excluded Assets" means:

               (i) all Real Estate of IHS;

               (ii) all cash and cash equivalents of IHS;

               (iii) all assets under any IHS Pension Plan;

               (iv) all business records, financial records, tax records and employee records (or copies thereof) reasonably retained by IHS (including business records, financial records, tax records and employee records relating to the Business);

               (v) all rights of IHS under this Agreement, the Ancillary Agreements and the agreements, certificates and documents delivered in connection herewith and therewith;

               (vi) all rights, claims and credits related to any other Excluded Asset or any Excluded Liability, including any such items arising under insurance policies, and all guarantees, warranties, indemnities and similar rights in favor of IHS in respect of any other Excluded Asset or Excluded Liability; and

               (vii) all properties, assets, goodwill and rights of whatever kind and nature, real or personal, tangible or intangible, of IHS that either (i) relate exclusively to, or arise exclusively out of, the conduct of any business (or product lines) of IHS other than the Business (or the CAPSXpert product lines) or (ii) relate to, or arise out of, the conduct of both the Business and any other business of IHS or both the

          CAPSXpert product lines and any other product lines of IHS.

          (c) Holdings shall acquire the Acquired Assets free and clear of all liabilities, obligations and commitments of IHS, other than the Assumed Liabilities, and free and clear of all Liens, other than Business Permitted Liens.

          (d) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any asset, or any benefit, right or claim arising under, or resulting from, such asset, if an attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to any agreement concerning such asset or would in any way adversely affect the rights of IHS or, upon contribution, Holdings, in, to or under such asset. If any assignment by IHS to Holdings, or any assumption by Holdings, of any right, title or interest in, to or under, or any liability, obligation or commitment in respect of, any asset requires the consent of a third party, then such assignment or assumption shall be made subject to such consent being obtained.

          IHS shall (at its own cost and expense) use all reasonable efforts to obtain any necessary consent to assignment of any right, title or interest in, to or under, or assumption of any liability, obligation or commitment in respect of, any Acquired Asset that has not been obtained prior to the Closing; provided, however, that IHS shall not be required to make any payments or to forego any benefits to obtain any consent, unless such consent is necessary to transfer to Holdings ownership of any of the Products. In the event that any necessary consent to assignment is not obtained within 45 days after the Closing Date, then IHS shall (at the cost and expense of Holdings, excluding, however, any payments required to obtain any consent that is necessary to transfer to Holdings ownership of any of the Products, which payments shall be at the cost and expense of IHS), for a period of 36 months following the Closing Date, cooperate in any lawful and reasonable arrangement reasonably proposed by Holdings under which Holdings shall obtain the economic benefits of any right, title, or interest in, to or under any Acquired Asset with respect to which such consent is not obtained in accordance with the terms of this Agreement. To the extent Holdings obtains such benefits, Holdings shall, on behalf of IHS, discharge all liabilities, obligations and commitments in respect of such Acquired Asset, so long as such action of Holdings would not result in any default thereunder.

          (e) In the event that IHS and the Founders reasonably determine that any of the Acquired Assets remain in the possession of IHS after the Closing, then IHS shall (at its own cost and expense) promptly deliver such Acquired Assets to Holdings. In the event that IHS and the Founders reasonably determine that any assets of IHS other than the Acquired Assets (and the IHS Contributed Shares) are in the possession of Holdings, then Holdings shall (at its own cost and expense) promptly deliver such assets to IHS.

          SECTION 2.03. Assumption of Certain Liabilities. (a) Upon the terms and subject to the conditions set forth in this Agreement, Holdings shall assume, effective as of the Closing, and from and after the Closing, Holdings shall pay, perform and discharge when due, all liabilities, obligations and commitments, whether arising before or after the Closing, and whether known or unknown, fixed or contingent, express or implied, other than the Excluded Liabilities, that relate exclusively to, or arise exclusively out of, the conduct of the Business (such liabilities, obligations and commitments, the "Assumed Liabilities"), including:

               (i) all liabilities, obligations and commitments of IHS in respect of the Business Intellectual Property, including the liabilities, obligations and commitments described on
          Schedule 2.03(a)(i);

               (ii) all liabilities, obligations and commitments of IHS in respect of the Permits;

               (iii) all liabilities, obligations and commitments of IHS in respect of the Contracts included in the Acquired Assets;

               (iv) all liabilities, obligations and commitments of IHS in respect of any Transferred Employee, including the liabilities, obligations and commitments described on
          Schedule 2.03(a)(iv);

               (v) all liabilities, obligations and commitments in respect of any Transferred Employee arising under any IHS Benefit Plan that is not a Pension Plan, including the liabilities, obligations and commitments described on
          Schedule 2.03(a)(v);

               (vi) all accounts payable of IHS that relate exclusively to, or arise exclusively out of, the conduct of the Business;

               (vii) all liabilities, obligations and commitments of IHS in respect of any Product (including liabilities, obligations or commitments arising out of claims of negligence, strict liability, personal injury, product damage or breach of warranty, liabilities, obligations and commitments arising out of any other claims (including workers' compensation and employer's liability), and liabilities, obligations and commitments related to promotional obligations and product recalls);

               (viii) all liabilities, obligations and commitments of IHS for Taxes attributable to the Business or the Acquired Assets, other than income Taxes for any period (or portion thereof) ending on or prior to the Closing Date; and

               (ix) all other liabilities, obligations and commitments of IHS that relate exclusively to, or arise exclusively out of, the conduct of the Business.

                  (b) The term "Excluded Liabilities" means:

               (i) all liabilities, obligations and commitments in respect of any Transferred Employee arising under any IHS Pension Plan;

               (ii) all liabilities, obligations and commitments for Transfer Taxes incurred in connection with this Agreement, the Ancillary Agreements or the transactions as contemplated hereby or thereby;

               (iii) all liabilities, obligations and commitments of IHS that relate exclusively to, or that arise exclusively out of, any Excluded Asset;

               (iv) all liabilities, obligations and commitments of IHS, whether known or unknown, fixed or contingent, express or implied, that relate exclusively to, or arise exclusively out of, the conduct of any business of IHS other than the Business; and

               (v) all liabilities, obligations and commitments of IHS for income Taxes attributable to the Business or the Acquired Assets for any period (or portion thereof) ending on or prior to the Closing Date.

                              ARTICLE III

                              The Closing

          SECTION 3.01. Closing Date. The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, at 10:00 a.m., New York City time, on the second business day following the satisfaction (or, to the extent permitted, the waiver) of the conditions set forth in Section 7.01, or if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted, waived by the party entitled to the benefit thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place and time as shall be agreed by IHS and the Founders.

          SECTION 3.02. Transactions To Be Effected at the Closing. At the Closing: (a) The Founders shall deliver to IHS evidence reasonably satisfactory to IHS and its counsel of the repurchase (or exercise) of all Debenture Warrants that have been repurchased (or exercised) prior to the Closing Date, and IHS shall deliver to the Founders, by wire transfer in immediately available funds to the bank account or accounts previously specified by the Founders, the aggregate amount due in accordance with Section 2.01(a), as partial reimbursement of the amount paid by the Founders to the holders of the Debenture Warrants in connection with such repurchases (or exercises).

          (b) IHS shall deliver (i) to Holdings, appropriately executed bills of sale, assignments and other instruments of transfer relating to the Acquired Assets and assignments and other instruments of transfer relating to the IHS Contributed Shares, in each case in form and substance reasonably satisfactory to the Founders and their counsel, (ii) to Holdings, Merger Sub and the Founders, appropriately executed counterparts of each of the Ancillary Agreements to which it is a party, (iii) to Holdings, Merger Sub and the Founders, all other agreements, documents and certificates identified in Section 7.02 and
(iv) to Holdings, Merger Sub and the Founders, any additional agreement, document or certificate reasonably requested by Holdings, Merger Sub or the Founders, or its or their respective counsel, to demonstrate compliance with the covenants, and satisfaction of the conditions precedent, set forth in this Agreement.

          (c) Each of the Founders shall deliver (i) to Holdings, appropriately executed assignments and other instruments of transfer relating to the Founders Contributed Shares held by such Founder, in each case in form and substance reasonably satisfactory to IHS and its counsel, (ii) to IHS, Holdings and Merger Sub, appropriately executed counterparts of each of the Ancillary Agreements to which such Founder is a party, (iii) to IHS, Holdings and Merger Sub, all other agreements, documents and certificates identified in Section 7.02 and
(iv) to IHS, Holdings and Merger Sub, any additional agreement, document or certificate reasonably requested by IHS, Holdings or Merger Sub, or counsel to IHS, to demonstrate compliance with the covenants, and satisfaction of the conditions precedent, set forth in this Agreement.

          (d) Holdings shall deliver (i) to IHS, 7,989,877 shares of Holdings Common Stock, (ii) to each of the Founders, the number of shares of Holdings Common Stock set forth opposite the name of such Founder in the fourth column of Appendix A-1, (iii) to IHS, Merger Sub and each of the Founders, appropriately executed counterparts of each Ancillary Agreement to which it is a party, (iv) to IHS, Merger Sub and each of the Founders, all other agreements, documents and certificates identified in Section 7.02 and (v) to IHS, Merger Sub and each of the Founders, any additional agreement, document or certificate reasonably requested by IHS, Merger Sub or the Founders, or its or their respective counsel, to demonstrate compliance with the covenants, and satisfaction of the conditions precedent, set forth in this Agreement.

          (e) IHS and each of the Founders shall place in escrow the amounts, if any, required pursuant to Section 2.01(a), which escrow shall be at the joint cost and expense of IHS and the Founders.


                              ARTICLE IV

                    Representations and Warranties

          SECTION 4.01. Representations and Warranties of IHS. IHS hereby represents and warrants to the Founders that, except for any breach of the following representations and warranties that in the aggregate with all other breaches of such representations and warranties has not had, and could not reasonably be expected to have, a Business Material Adverse Effect:

          (a) Organization, Standing and Power. IHS is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold the Acquired Assets and to conduct the Business as presently conducted. IHS is duly qualified to do business as a foreign corporation in each jurisdiction in which it is required to qualify.

          (b) Authority; Execution and Delivery; Enforceability. IHS has full power and authority to execute this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by IHS of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation by IHS of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of IHS and no other corporate proceedings on the part of IHS are necessary to authorize this Agreement or any of the Ancillary Agreements to which IHS is a party or the consummation of the transactions contemplated hereby or thereby. IHS has duly executed and delivered this Agreement and, prior to the Closing, IHS will have duly executed and delivered each Ancillary Agreement to which it is a party. This Agreement constitutes, and each Ancillary Agreement to which IHS is a party will, upon the Closing, constitute, a legal, valid and binding obligation of IHS, enforceable against IHS in accordance with its terms.

          (c) No Conflicts; Consents. The execution and delivery by IHS of this Agreement and each of the Ancillary Agreements to which it is a party do not, and the consummation of the transactions contemplated hereby and thereby and the compliance by IHS with the terms hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of its properties or assets under, any provision of (i) the Certificate of Incorporation or By-Laws of IHS, (ii) any Contract to which IHS is a party or by which any of its properties or assets is bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation, applicable to IHS or any of its properties or assets. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to IHS in connection with the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated hereby and thereby, other than (i) compliance with, and filings under, the HSR Act, if required, (ii) filings with the Commission, including the filing of a statement on
Schedule 13D under the Exchange Act, and (iii) filings with the Secretary of State of the State of Georgia, including, in connection with the Merger, the filing of articles or a certificate of merger, and filings with the relevant authorities of other states of appropriate documents relating to the qualification to do business.

          (d) Financial Statements. Schedule 4.01(d) sets forth (i) the unaudited pro forma balance sheet of the Business as of November 30, 1998 and (ii) the unaudited pro forma statements of operations of the Business for the fiscal years ended November 30, 1997 and 1998 (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be otherwise indicated on Schedule 4.01(d)) and fairly present in all respects the financial position of the Business as of the dates thereof and the results of its operations for the periods then ended.

          (e) Acquired Assets. Except as disclosed on Schedule
4.01(e), IHS has good and valid title to all the Acquired Assets it owns, in each case free and clear of all Liens, except Business
Permitted Liens. None of the Acquired Assets are leased by IHS. This
Section 4.01(e) does not relate to the Business Intellectual Property, which is exclusively the subject of Section 4.01(f).

          (f) Intellectual Property.

               (i) Schedule 4.01(f)(i) sets forth a true and complete list of all data bases, software and trademarks included in the Business Intellectual Property. With respect to all Business Intellectual Property that is registered or subject to an application for registration, Schedule 4.01(f)(i) sets forth a list of all jurisdictions in which such Business Intellectual Property is registered or an application for registration has been filed. Except as disclosed on Schedule 4.01(f)(i), (i) all Business Intellectual Property has been duly registered with, filed with, or issued by, the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the Business as presently conducted, (ii) IHS is the sole and exclusive owner of, and IHS has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other Person, all Business Intellectual Property, and the consummation of the transactions contemplated hereby does not and will not conflict with, alter or impair any such rights, (iii) since January 1, 1994, IHS has not received any communication from any Person asserting any ownership interest in any Business Intellectual Property owned by IHS and (iv) to the knowledge of IHS, no Person is in violation of, in conflict with, or infringing any rights of IHS relating to the Business Intellectual Property.

               (ii) Except as disclosed on Schedule 4.01(f)(ii), IHS has not granted any license or other right of any kind relating to any Business Intellectual Property or the licensing, marketing or distribution thereof, other than nonexclusive licenses to end-users in the ordinary course of business. IHS is not bound by, or a party to, any license, option or agreement of any kind relating to the Intellectual Property of any other Person for the use of such Intellectual Property in the conduct of the Business, except as disclosed on Schedule 4.01(f)(ii) and except for so-called "shrink-wrap" license agreements relating to computer software licensed in the ordinary course of business.

               (iii) To the knowledge of IHS, the conduct of the Business as presently conducted does not violate, conflict with or infringe the Intellectual Property of any other Person, and since January 1, 1994, IHS has not received any communication alleging that IHS has, in the conduct of the Business, violated, conflicted with, or infringed any rights relating to the Intellectual Property of any Person.

               (iv) To the knowledge of IHS, no former or current employee of the Business, and no consultant or contractor hired by IHS, who has participated in, or contributed to, the development of any Business Intellectual Property has any valid claim against IHS in connection with the involvement of such Person in the development of any Business Intellectual Property, and since January 1, 1994, IHS has not received any communication asserting any such claim.

               (v) To the knowledge of IHS, none of the Transferred Employees is obligated under any Contract, or subject to any judgment, order or decree, or statute, law, ordinance, rule or regulation, that would interfere in any respect with the use of his or her best efforts to promote the interests of the Business or that would conflict with the Business as presently conducted. To the knowledge of IHS, neither the consummation of the transactions contemplated hereby nor the conduct of the Business as proposed to be conducted will conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination under, any Contract under which any Transferred Employee is obligated or any judgment, order or decree, or statute, law, ordinance, rule or regulation, to which any Transferred Employee is subject.

               (vi) Except as disclosed on Schedule 4.01(f)(vi), no Person has been granted any rights to, and no Person has a copy of, any source code used, held for use or intended to be used exclusively in, or that arises exclusively out of, the conduct of the Business.

          (g) Contracts.

               (i) Except as disclosed on Schedule 4.01(g)(i), and except for Contracts relating solely to Excluded Assets, IHS is not a party to, or bound by, any Contract that is used, held for use or intended to be used exclusively in, or that arises exclusively out of, the conduct of the Business and that is:

                    (A) a written employment agreement or employment
               contract with any Transferred Employee;

                    (B) a collective bargaining agreement or other
               Contract with any labor organization, union or association;

                    (C) a covenant not to compete;

                    (D) a Contract with (1) any stockholder of IHS,
               (2) any Affiliate of IHS or (3) any officer or employee of IHS or any of its Affiliates (other than employment agreements and employment contracts described in clause
               (A) above);

                    (E) a lease, sublease or similar Contract with any
               Person under which IHS is a lessor or
               sublessor of, or makes available for use to any Person,
               (1) any Real Estate occupied by the Business or (2) any portion of any premises occupied by the Business;

                    (F) a lease, sublease or similar Contract with any
               Person under which IHS is a lessor or sublessor of, or makes available for use to any Person, any Business Personal Property;

                    (G) (1) a continuing contract for the purchase of
               materials, supplies or equipment (other than purchase orders for Inventory in the ordinary course of business consistent with past practice), (2) a Contract for management, service, consulting or similar services or
               (3) a Contract for advertising services;

                    (H) a license, option, agreement or other Contract
               relating in whole or in part to the Business
               Intellectual Property (including any license, option, agreement or other Contract under which IHS is licensee or licensor of any Business Intellectual Property);

                    (I) (1) a Contract under which the Business has
               borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person or (2) any other note, bond, debenture or other evidence of indebtedness issued by the Business to any Person;

                    (J) a Contract (including any so-called
               take-or-pay or keepwell agreement) under which (1) any Person has, directly or indirectly, guaranteed indebtedness, liabilities or obligations of the Business or (2) the Business has, directly or indirectly, guaranteed indebtedness, liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

                    (K) a Contract under which the Business has,
               directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business);

                    (L) a Contract providing for indemnification of
               any Person with respect to liabilities relating to the Business;

                    (M) a power of attorney (other than a power of
               attorney given in the ordinary course of business with respect to routine tax matters);

                    (N) a Contract not made in the ordinary course of
               business;

                    (O) a confidentiality agreement, other than in the
               ordinary course of business;

                    (P) a Contract (including a purchase order)
               involving payment by the Business of more than $25,000 or extending for a term more than 180 days from the date of this Agreement, other than purchase orders entered into in the ordinary course of business prior to the date of this Agreement and purchase orders entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement;

                    (Q) a Contract (including a sales order) involving
               the obligation of the Business to deliver Products or services for payment of more than $25,000 or extending for a term more than 180 days from the date of this Agreement, other than subscriptions for Products sold in the ordinary course of business prior to the date of this Agreement and other than subscription for Products entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement;

                    (R) a Contract with, or license or Permit granted
               by or from, any Governmental Entity;

                    (S) a Contract providing for the services of any
               dealer, distributor, sales representative, franchisee or similar representative involving the payment by the Business of more than $25,000;

                    (T) a Contract granting a Lien upon any of the
               Acquired Assets, other than a Business Permitted Lien;

                    (U) a Contract for the sale of any of the Acquired
               Assets (other than sales of Inventory in the ordinary course of business) or the grant of any preferential rights to purchase any of the Acquired Assets or requiring the consent of any party to the transfer of any of the Acquired Assets;

                    (V) any other Contract that has an aggregate
               future liability to any Person (other than IHS) in excess of $25,000 (other than liabilities arising in connection with the delivery of Products pursuant to subscriptions for such Products); or

                    (W) a Contract other than as described above to
               which the Business is a party or by which it or any of its properties or assets is bound, in each case that is material to the Business or the use of any of the Acquired Assets.

               (ii) Except as disclosed on Schedule 4.01(g)(ii), each Contract identified on Schedule 4.01(g)(ii) is valid, binding and in full force and effect and is enforceable by IHS or the Business, as applicable, in accordance with its terms. Except as disclosed on Schedule 4.01(g)(ii), IHS or the Business, as applicable, has performed all obligations required to be performed by it under the Contracts included in the Acquired Assets, and neither IHS nor the Business has taken any actions that are in conflict with, or that would result in any violation of, or default (with or without notice or lapse of time, or both) under, any such Contract, and, to the knowledge of IHS, no other party to any such Contract has taken any action that is in conflict with, or that would result in any violation of, or default (with or without notice or lapse of time, or both) under, such Contract. Neither IHS nor the Business has, except as disclosed on Schedule 4.01(g)(ii), received any written or oral notice of the intention of any party to terminate any Contract included in the Acquired Assets. Except as disclosed on Schedule 4.01(g)(ii), to the knowledge of IHS, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not require the consent of any party to any Contract identified on Schedule 4.01(g)(i) or any material Contract with a customer for the sale of Products to avoid the invalidity of the transfer of such Contract, the termination thereof or a breach, violation or default thereunder. Complete and correct copies of all Contracts listed on Schedule 4.01(g)(i), together with all amendments thereto, have been made available to the Founders.

          (h) Permits.

               (i) Schedule 4.01(h) sets forth all Permits issued or granted to IHS by Governmental Entities that are necessary or desirable for the conduct of the Business. Except as disclosed on Schedule 4.01(h), (i) to the knowledge of IHS, all such Permits are validly held by IHS, and IHS has complied in all respects with all terms and conditions thereof, (ii) since January 1, 1994, IHS has not received any notice of any suit, action or proceeding relating to the revocation or modification of any such Permits, and (iii) to the knowledge of IHS, none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or any of the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated hereby and thereby.

               (ii) IHS possesses all Permits to own, or hold under lease, and operate the Acquired Assets and to conduct the Business as currently conducted.

          (i) Sufficiency of Acquired Assets. The Acquired Assets, the Excluded Assets set forth on Schedule 4.01(i) and the assets used to provide the services to be provided to the Business under the Services Agreement comprise all the properties and assets employed by IHS in connection with the Business. The Acquired Assets, together with the rights and services to be provided to the Business under the Employment Agreements and the Services Agreement, are sufficient for the conduct of Business immediately following the Closing in substantially the same manner as currently conducted.

          (j) Insurance. IHS maintains policies of fire and casualty, liability and other forms of insurance that cover the Business in such amounts, with such deductibles and against such risks and losses as are, in the judgment of IHS, reasonable for the Business.

          (k) Taxes.

               (i) IHS has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it to the extent directly relating to the Business, and all such Tax Returns are true, complete and accurate to the extent directly relating to the Business. All Taxes directly relating to the Business shown to be due on such Tax Returns, or otherwise owed, have been timely paid.

               (ii) The most recent Financial Statements reflect an adequate reserve for all Taxes payable by IHS directly relating to the Business for all Taxable periods and portions thereof through the date of such Financial Statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed against IHS directly relating to the Business, and no requests for waivers of the time to assess any such Taxes are pending.

               (iii) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the Acquired
          Assets.

               (iv) Except as disclosed on Schedule 4.01(k)(iv), (A) none of the Acquired Assets is "tax exempt use property" within the meaning of Section 168(h) of the Code and (B) none of the Acquired Assets is a lease made pursuant to
          Section 168(f)(8) of the Internal Revenue Code of 1954.

                  (v) At the time of Closing, IHS will have no plan to sell or otherwise dispose of shares of Holdings Common Stock issued to IHS pursuant to Section 2.01(d).

                  (l) Absence of Certain Changes or Events. Except as disclosed on Schedule 4.01(l), from the date of the most recent
Financial Statements to the date of this Agreement, IHS has conducted the Business only in the ordinary course, and during such period there has not been:

               (i) any event, change, effect or development has had or could reasonably be expected to have an adverse effect related to the Business;

               (ii) (A) any granting by IHS to any Transferred Employee of any increase in compensation, except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of the most recent Financial Statements, (B) any granting by IHS to any Transferred Employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent Financial Statements or (C) any entry by IHS into any employment, severance or termination agreement with any Transferred Employee;

               (iii) any adoption of, or amendment to, any IHS Benefit Plan by IHS during the period from the date of the most recent Financial Statements to the date of this Agreement;

               (iv) any change in accounting methods, principles or practices by IHS materially affecting the properties or assets of the Business, except insofar as may have been required by a change in generally accepted accounting principles; or

               (v) any elections by IHS with respect to Taxes directly relating to the Business or settlement or compromise by IHS of any Tax liability or refund directly relating to the Business.

          (m) Proceedings. Except as disclosed on Schedule 4.01(m), there is no suit, action or proceeding pending or, to the knowledge of IHS, threatened, against or affecting the Business or the Acquired Assets, nor is there any judgment, order or decree outstanding against or affecting the Business or the Acquired Assets. Except as disclosed on Schedule 4.01(m), there are no suits, actions or proceedings initiated by IHS, or that IHS intends to initiate, against any other Person arising out of the conduct of the Business. Except as disclosed on Schedule 4.01(m), to the knowledge of IHS, there is no pending or threatened investigation of the conduct of the Business or any of the Acquired Assets.

          (n) Compliance with Laws. Except as disclosed on Schedule 4.01(n), the Business is in compliance with all laws, ordinances, rules and regulations, applicable to the Business or the Acquired Assets, including those laws, ordinances, rules and regulations relating to occupational health and safety and the environment. Except as disclosed on Schedule 4.01(n), IHS has not received any written communication since January 1, 1997 from a Governmental Entity that alleges that the Business or any of the Acquired Assets is not in compliance in any respect with any law, ordinance, rule or regulation applicable to the Business or the Acquired Assets. IHS has not received any written notice that any investigation or review by any Governmental Entity with respect to the Business or any of the Acquired Asset is pending or that any such investigation or review is contemplated. This Section 4.01(n) does not relate to matters with respect to Taxes, which are the subject of Section 4.01(k).

          (o) Labor Agreements and Actions. The Business is not bound by, or subject to (and none of the Acquired Assets is bound by or subject to), any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of IHS, sought to represent any of the employees, representatives or agents of the Business. There is no strike or other labor dispute involving the Business pending, or, to the knowledge of IHS, threatened, nor is IHS aware of any labor organization activity involving the employees of the Business. IHS is not aware that any Transferred Employee intends to terminate his or her employment with IHS, and IHS does not have a present intention to terminate the employment of any Transferred Employee. The Business has complied with all applicable Federal and state equal employment opportunity laws and with other laws related to employment.

          (p) Year 2000 Compliance. Except as disclosed on Schedule 4.01(p), IHS expects the computer systems of the Business to be Year 2000 Compliant by June 30, 1999. To the knowledge of IHS, all Business Inventory that is or uses computer software is Year 2000 Compliant. To the knowledge of IHS, any failure on the part of the customers of, and suppliers to, the Business to be Year 2000 Compliant by December 31, 1999, is not expected to have an adverse effect on the Business.

          (q) Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of IHS.

          (r) IHS Contributed Shares. At the time of the Closing, IHS will have good and valid title to the IHS Contributed Shares, free and clear of all Liens. Upon delivery to Holdings at the Closing of the certificates representing the IHS Contributed Shares, duly endorsed by IHS for transfer to Holdings, good and valid title to the IHS Contributed Shares will pass to Holdings, free and clear of all Liens. Other than this Agreement and the Common Stock Purchase Agreement dated as of January 29, 1998, between ICI and Thybo, the IHS Contributed Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the IHS Contributed Shares.

          (s) Information Supplied. None of the information supplied or to be supplied by IHS for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to ICI's shareholders or at the time of the Shareholders' Meeting, contain any untrue statement of a fact or omit to state any fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by IHS with respect to statements made or incorporated by reference therein based on information supplied by any Person other than IHS for inclusion or incorporation by reference in the Proxy Statement.

          SECTION 4.02. Representations and Warranties in respect of Holdings and Merger Sub. IHS hereby represents and warrants to the Founders that, except for any breach of the following representations and warranties that in the aggregate with all other breaches of such representations and warranties could not reasonably be expected to have a Business Material Adverse Effect:

          (a) Organization, Standing and Power. Holdings is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct business as presently conducted. At the time of the Closing, Merger Sub will be duly organized, validly existing and in good standing under the laws of the State of Georgia.

          (b) Authority; Execution and Delivery; Enforceability. At the time of the Closing, each of Holdings and Merger Sub will have full power and authority to execute each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated thereby. At the time of the Closing, the execution and delivery by each of Holdings and Merger Sub of each of the Ancillary Agreements to which it is a party and the consummation by each of Holdings and Merger Sub of the transactions contemplated thereby will have been duly authorized by all necessary corporate action on the part of each of Holdings and Merger Sub and no other corporate proceedings on the part of Holdings or Merger Sub will be necessary to authorize any of the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated thereby. Prior to the Closing, each of Holdings and Merger Sub will have duly executed and delivered each Ancillary Agreement to which it is a party. Each Ancillary Agreement to which Holdings or Merger Sub is a party will, upon the Closing, constitute a legal, valid and binding obligation of Holdings or Merger Sub, as the case may be, enforceable against Holdings or Merger Sub, as the case may be, in accordance with its terms.

          (c) No Conflicts; Consents. The execution and delivery by each of Holdings and Merger Sub of each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated thereby and the compliance by each of Holdings and Merger Sub with the terms thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of its properties or assets under, any provision of (i) the Certificate of Incorporation or By-Laws of Holdings or the Articles of Incorporation or By-laws of Merger Sub, (ii) any Contract to which Holdings or Merger Sub is a party or by which any of its properties or assets is bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation, applicable to Holdings or Merger Sub or any of its properties or assets. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Holdings or Merger Sub in connection with the execution, delivery and performance of each of the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated thereby, other than (i) compliance with, and filings under, the HSR Act, if required, (ii) filings with the Commission, including the filing of a statement on Schedule 13D under the Exchange Act, and
(iii) filings with the Secretary of State of the State of Georgia, including, in connection with the Merger, the filing of articles or a certificate of merger, and filings with the relevant authorities of other states of appropriate documents relating to the qualification to do business.

          (d) Capitalization.

               (i) Immediately prior to the Closing, the authorized capital of Holdings will consist of 20,000,000 shares of Holdings Common Stock, of which 100 shares will be issued and outstanding. Immediately prior to the Closing, all of the outstanding shares of Holdings Common Stock will have been duly and validly authorized and issued and will be fully paid and nonassessable and will have been issued in compliance with applicable Federal and state securities laws. Immediately prior to the Closing, there will be no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements, in writing or oral, for the purchase or acquisition from Holdings of any shares of its capital stock, other than in respect of this Agreement and any stock option or similar plan approved by the Board of Directors of Holdings for the benefit of the directors, officers or employees of Holdings or Merger Sub. Immediately prior to the Closing, there will be no rights of first refusal or similar rights in respect of shares of Holdings' capital stock issued or sold by Holdings.

               (ii) Immediately prior to the Closing, the authorized capital of Merger Sub will consist of 110,000,000 shares of Merger Sub Common Stock, of which 100,000,000 shares will be issued and outstanding. Immediately prior to the Closing, all of the outstanding shares of Merger Sub Common Stock will have been duly and validly authorized and issued and will be fully paid and nonassessable and will have been issued in compliance with Federal and state securities laws. Immediately prior to the Closing, there will be no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements, in writing or oral, for the purchase or acquisition from Merger Sub of any shares of its capital stock. Immediately prior to the Closing there will be no rights of first refusal or similar rights in respect of shares of Merger Sub's capital stock issued or sold by Merger Sub.

          (e) Issuance of Shares of Holdings Common Stock. The shares of Holdings Common Stock to be issued to IHS and the Founders pursuant to this Agreement, when issued, sold and delivered in accordance with the terms of hereof for the consideration expressed herein, will be
(i) duly and validly issued, fully paid and nonassessable, (ii) free of restrictions on transfer, other than restrictions on transfer under this Agreement, the Stockholders' Agreement and applicable Federal and state securities laws and (iii) not subject to any preemptive rights of others.

          (f) Operations of Holdings. Holdings was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Ancillary Agreements. Holdings has conducted its business as contemplated by this Agreement and the Ancillary
Agreements.

          SECTION 4.03. Representations and Warranties of the Founders. Each of the Founders hereby represents and warrants to IHS that except for any breach of the following representations and warranties that in the aggregate with all other breaches of such representations and warranties has not had, and could not reasonably be expected to have, an ICI Material Adverse Effect:

          (a) Organization, Standing and Power. ICI is duly organized, validly existing and in good standing under the laws of the State of Georgia and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted. ICI is duly qualified to do business as a foreign corporation in each jurisdiction in which it is required to qualify. ICI has not, since the date of its formation, engaged in any business other than the provision of software services and applications, and ICI has not, since the date of its formation, engaged in any activities other than those activities reasonably related to the business of ICI as presently conducted. There is no predecessor Person to ICI. ICI has not had, and does not now have, any subsidiaries. The Founders have delivered to IHS and Holdings true and complete copies of the Restated Articles of Incorporation of ICI and the By-laws of ICI, in each case as amended through the date of this Agreement.

          (b) Authority; Execution and Delivery; Enforceability.

               (i) Each of the Founders has full power and authority to execute this Agreement and each of the Ancillary Agreements to which such Founder is a party and to consummate the transactions contemplated hereby and thereby. Each of the Founders has duly executed and delivered this Agreement and, prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which such Founder is a party. This Agreement constitutes, and each Ancillary Agreement to which each Founder is a party will, upon the Closing, constitute, a legal, valid and binding obligation of such Founder, enforceable against such Founder in accordance with its terms.

               (ii) ICI has full power and authority to execute each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery by ICI of each of the Ancillary Agreements to which it a party and the consummation by ICI of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of ICI and no other corporate proceedings on the part of ICI are necessary to authorize any of the Ancillary Agreements to which it a party or the consummation by ICI of the transactions contemplated thereby, subject, in the case of the Merger Agreement and the Merger, to receipt of the affirmative vote of holders of shares of ICI Common Stock representing a majority of the votes entitled to be cast by holders of the outstanding shares of ICI Common Stock, voting as a single class (the "Shareholders' Approval"). Prior to the Closing, ICI will have duly executed and delivered each Ancillary Agreement to which ICI is a party. Each Ancillary Agreement to which ICI is a party will, upon the Closing, constitute a legal, valid and binding obligation of ICI, enforceable against ICI in accordance with its terms.

               The Board of Directors of ICI, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving the Merger Agreement and the Merger and each of the other Ancillary Agreements to which ICI is a party and the transactions contemplated thereby, (ii) determining that the terms of the Merger are fair to, and in the best interests of, ICI, (iii) recommending that the holders of ICI Common Stock approve the Merger Agreement and the Merger, (iv) declaring that Merger Agreement and the Merger are advisable and (v) adopting the Merger Agreement. Neither
          Part 2 nor Part 3 of Article 11 of the Georgia Business Corporation Code applies or purports to apply to ICI, IHS, Holdings or Merger Sub with respect to this Agreement, the Ancillary Agreements (including the Merger Agreement) or the transactions contemplated hereby or thereby (including the Merger). To the knowledge of the Founders, no other state takeover statute or similar statute or regulation applies or purports to apply to ICI, IHS, Holdings or Merger Sub with respect to this Agreement, the Ancillary Agreements (including the Merger Agreement) or the transactions contemplated hereby or thereby (including the Merger).

               The only vote of holders of any class or series of capital stock of ICI necessary to approve the Merger Agreement and the Merger is the Shareholders' Approval. The affirmative vote of the holders of ICI Common Stock, or any of them, is not necessary to approve this Agreement or any Ancillary Agreement, other than the Merger Agreement, or to consummate any transactions contemplated hereby or thereby, other than the Merger.

          (c) No Conflicts; Consents.

               (i) No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any of the Founders in connection with the execution, delivery and performance of this Agreement or any of the Ancillary Agreements to which such Founder is a party or the consummation of the transactions contemplated hereby or thereby.

               (ii) The execution and delivery by ICI of each of the Ancillary Agreements to which it is a party will not, and the consummation of the transactions contemplated thereby and compliance by ICI with the terms thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of ICI under, any provision of (i) the Restated Articles of Incorporation of ICI or the By-laws of ICI, (ii) any of its properties or assets is bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation, applicable to ICI or any of its properties or assets. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to ICI in connection with the execution, delivery and performance of any of the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated thereby, other than (i) compliance with, and filings under, the HSR Act, if required, (ii) filings with the Commission, including the filing of a proxy statement prepared in connection with a meeting of the shareholders of ICI (the "Shareholders' Meeting") for the purpose of obtaining the Shareholders' Approval (the "Proxy Statement") and filings under Section 13(a) of the Exchange Act, and (iii) filings with the Secretary of State of the State of Georgia, including, in connection with the Merger, the filing of articles or a certificate of merger, and filings with the relevant authorities of other states of appropriate documents relating to the qualification to do business.

          (d) Capitalization. The authorized capital of ICI consists of 20,000,000 shares of ICI Common Stock, of which 3,578,760 shares are issued and outstanding. All of the outstanding shares of ICI Common Stock have been duly and validly authorized and issued and are fully paid and nonassessable and have been issued in compliance with applicable Federal and state securities laws and are approved for quotation on the Nasdaq National Market under the symbol "ICIQ".

          Except for (i) options issued or issuable for an aggregate of 452,133 shares of ICI Common Stock under the 1995 Restricted Non-qualified Incentive Stock Option Plan, dated August 1, 1995 (the "1995 ICI Stock Option Plan"), and the 1996 Stock Option Plan, dated December 20, 1996 (the "1996 ICI Stock Option Plan"), as amended, and
(ii) the Warrant dated May 5, 1997 to purchase 112,500 shares of ICI Common Stock issued pursuant to the Underwriting Agreement dated April 29, 1997, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements, in writing or oral, for the purchase or acquisition from ICI of any shares of its capital stock (the rights and options in clauses (i) and (ii) above being collectively called the "Existing ICI Equity Rights"). All shares of ICI Common Stock that may be issued pursuant to the Existing ICI Equity Rights will be, when issued in accordance with the terms thereof, duly and validly authorized and issued and are fully paid and non-assessable. There exist no rights of first refusal or similar rights in respect of shares of ICI's capital stock issued or sold by ICI. Schedule 4.02(d) accurately sets forth the outstanding shares of ICI Common Stock, the options to acquire shares of ICI Common Stock issued or issuable under the 1995 ICI Stock Option Plan and the 1996 ICI Stock Option Plan and the exercise prices in respect of such options, in each case, as of January 8, 1998.

          (e) Financial Statements. Since becoming registered under the Exchange Act on April 29, 1997, ICI has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act (all of the foregoing, together with Registration Statement No. 333-21647, as amended, being referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to such SEC Documents, and, as of their respective dates, none of the SEC Documents taken as a whole (when read together with all exhibits included therein and financial statement schedules thereto and documents (other than exhibits) incorporated by reference therein) contained any untrue statement of a fact or omitted to state a fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of ICI included in the SEC Documents complied as to form in all respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all respects the financial position of ICI as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustment).

          (f) Assets other than Real Property. Except as disclosed on
Schedule 4.03(f), ICI has good and valid title to all its Personal Property, in each case free and clear of all Liens, except ICI Permitted Liens. With respect to properties and assets that are leased by ICI, ICI is in compliance with such leases in all material respects and holds a valid leasehold interest in such properties and assets, in each case free and clear of all Liens, except ICI Permitted Liens. This Section 4.03(f) does not relate to the Intellectual Property of ICI, which is exclusively the subject of Section 4.03(g).

          (g) Intellectual Property.

               (i) Schedule 4.03(g)(i) sets forth a true and complete list of all data bases, software, trademarks and patents and patent applications included in the Intellectual Property owned by ICI. With respect to all Intellectual Property owned by ICI that is registered or subject to an application for registration, Schedule 4.03(g)(i) sets forth a list of all jurisdictions in which such Intellectual Property is registered or an application for registration has been filed. Except as disclosed on Schedule 4.03(g)(i), (i) all Intellectual Property owned by ICI has been duly registered with, filed with, or issued by, the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of ICI's business as presently conducted, (ii) ICI is the sole and exclusive owner of, and ICI has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other Person, all the Intellectual Property it owns, and the consummation of the transactions contemplated hereby does not and will not conflict with, alter or impair any such rights, (iii) since January 1, 1993, ICI has not received any communication from any Person asserting any ownership interest in any of the Intellectual Property it owns and
          (iv) to the knowledge of the Founders, no Person is in violation of, in conflict with, or infringing any rights of ICI relating to the Intellectual Property it owns.

               (ii) Except as disclosed on Schedule 4.03(g)(ii), ICI has not granted any license or other right of any kind relating to any Intellectual Property that it owns or the licensing, marketing or distribution thereof, other than nonexclusive licenses to end-users in the ordinary course of business. ICI is not bound by, or a party to, any license, option or agreement of any kind relating to the Intellectual Property of any other Person for the use of such Intellectual Property in the conduct of its business, except as disclosed on Schedule 4.03(g)(ii) and except for so-called "shrink-wrap" license agreements relating to computer software licensed in the ordinary course of business.

               (iii) To the knowledge of the Founders, the conduct of its business as presently conducted does not violate, conflict with or infringe the Intellectual Property of any other Person, and since January 1, 1993, ICI has not received any communication alleging that ICI has, in the conduct of its business, violated, conflicted with, or infringed any rights relating to the Intellectual Property of any Person.

               (iv) To the knowledge of the Founders, no former or current employee of ICI, and no consultant or contractor hired by ICI, who has participated in, or contributed to, the development of any Intellectual Property owned by ICI has any valid claim against ICI in connection with the involvement of such Person in the development of any such Intellectual Property, and since January 1, 1993, ICI has not received and communication asserting any such claim.

               (v) To the knowledge of the Founders, none of its employees is obligated under any Contract, or subject to any judgment, order or decree, or statute, law, ordinance, rule or regulation, that would interfere in any respect with the use of his or her best efforts to promote the interests of its business or that would conflict with its business as presently conducted. To the knowledge of the Founders, neither the consummation of the transactions contemplated hereby nor the conduct of its business as proposed to be conducted will conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination under, any Contract under which any of its employees is obligated or any judgment, order or decree, or statute, law, ordinance, rule or regulation, to which any of its employees is subject.

               (vi) Except as disclosed on Schedule 4.03(g)(vi), no Person has been granted any rights to, and no Person has a copy of, any source code used, held for use or intended to be used in, or arising out of, the conduct of the business of ICI.

          (h) Real Property. Schedule 4.03(h) sets forth a true and complete list of all Real Estate leased by ICI. ICI has good and valid title to the leasehold estates in all the Real Estate it leases, in each case free and clear of all Liens, except (i) Liens disclosed on
Schedule 4.03(h), (ii) mechanics', carriers', workmen's, repairmen's or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes that are not due and payable or that may thereafter be paid without penalty, (iii) other imperfections of title or encumbrances, if any, that do not, impair the continued use of the assets to which they relate in the conduct of the business of ICI as presently conducted, (iv) leases, sublease or similar agreements set forth on Schedule 4.03(i), (v) easements, covenants, rights-of-way and other similar restrictions of record and (vi) (A) zoning, building and other similar restrictions,
(B) Liens that have been placed by any developer, landlord or other third party on property over which ICI has easement rights or on any property leased by ICI and subordination or similar agreements relating thereto and (C) unrecorded easements, covenants, rights-of-way and other similar restrictions. None of the items set forth in clause (vi) above could reasonably be expected to impair the continued use and operation of the property to which they relate in the conduct of the business of ICI as presently conducted.
ICI does not own any Real Estate in fee.

          (i) Contracts.

                  (i) Except as disclosed on Schedule 4.03(i)(i), ICI is not a party to, or bound by, any Contract that is:

                    (A) a written employment agreement or employment
               contract;

                    (B) a collective bargaining agreement or other
               Contract with any labor organization, union or association;

                    (C) a covenant not to compete;

                    (D) a Contract with (1) any shareholder of ICI,
               (2) any Affiliate of ICI or (3) any director, officer or employee of ICI or any of its Affiliates (other than employment agreements and employment contracts described in clause (A) above);

                    (E) a lease, sublease or similar Contract with any
               Person under which ICI is a lessor or sublessor of, or makes available for use to any Person, (1) any Real Estate or (2) any portion of any premises otherwise occupied by ICI;

                    (F) a lease, sublease or similar Contract with any
               Person under which ICI is a lessor or sublessor of, or makes available for use to any Person, any Personal Property of ICI;

                    (G) (1) a continuing Contract for the future
               purchase of materials, supplies or equipment (other than purchase orders for Inventory in the ordinary course of business consistent with past practice), (2) a Contract for management, service, consulting or similar services or (3) a Contract for advertising services;

                    (H) a license, option, agreement or other Contract
               relating in whole or in part to any Intellectual
               Property (including any license, option, agreement or other Contract under which ICI is licensee or licensor of any Intellectual Property) of ICI;

                    (I) (1) a Contract under which ICI has borrowed
               any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person or (2) any other note, bond, debenture or other evidence of indebtedness issued to any Person;

                    (J) a Contract (including any so-called
               take-or-pay or keepwell agreement) under which (1) any Person has, directly or indirectly, guaranteed indebtedness, liabilities or obligations of ICI or (2) ICI has, directly or indirectly, guaranteed indebtedness, liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business);

                    (K) a Contract under which ICI has, directly or
               indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business);

                    (L) a Contract providing for indemnification of
               any Person with respect to liabilities relating to the business of ICI;

                    (M) a power of attorney (other than a power of
               attorney given in the ordinary course of business with respect to routine tax matters);

                    (N) a Contract not made in the ordinary course of
               business;

                    (O) a confidentiality agreement, other than in the
               ordinary course of business;

                    (P) a Contract (including a purchase order)
               involving payment by ICI of more than $25,000 or extending for a term more than 180 days from the date of this Agreement, other than purchase orders entered into in the ordinary course of business prior to the date of this Agreement and purchase orders entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement;

                    (Q) a Contract (including a sales order) involving
               the obligation of ICI to deliver products or services for payment of more than $25,000 or extending for a term more than 180 days from the date of this Agreement, other than sales orders entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement;

                    (R) a Contract with, or license or Permit
               granted by or from, any Governmental Entity;

                    (S) a Contract providing for the services of any
               dealer, distributor, sales representative, franchisee or similar representative involving the payment by ICI of more than $25,000;

                    (T) a Contract granting a Lien upon any of the
               properties or assets of ICI;

                    (U) a Contract for the sale of any of the
               properties or assets of ICI (other than sales of Inventory in the ordinary course of business) or the grant of any preferential rights to purchase any properties or assets of ICI or requiring the consent of any party to the transfer of any of the properties or assets of ICI;

                    (V) any other Contract that has an aggregate
               future liability to any Person (other than ICI) in excess of $25,000; or

                    (W) a Contract other than as described above to
               which ICI is a party or by which it or any of its properties or assets is bound, in each case that is material to its business or the use of any of the properties or assets of ICI.

               (ii) Except as disclosed on Schedule 4.03(i)(ii), each Contract identified on Schedule 4.03(i)(i) is valid, binding and in full force and effect and is enforceable by ICI in accordance with its terms. Except as disclosed on Schedule 4.03(i)(ii), ICI has performed all obligations required to be performed by it under the Contracts to which it is a party or by which it is bound, and it has not taken any actions that are in conflict with, or that would result in any violation of, or default (with or without notice or lapse of time, or both) under, any such Contract, and, to the knowledge of the Founders, no other party to any such Contract has taken any action that is in conflict with, or that would result in any violation of, or default (with or without notice or lapse of time, or both) under, such Contract. ICI has not, except as disclosed on Schedule 4.03(i)(ii), received any written or oral notice of the intention of any party to terminate any Contract to which ICI is a party or by which ICI is bound. Except as disclosed on Schedule 4.03(i)(ii), to the knowledge of the Founders, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance with the terms hereof will not require the consent of any party to any Contract identified on Schedule 4.01(i)(ii) or any material Contract with a customer for the sale of any ICI product or service to avoid the invalidity of the transfer of such Contract, the termination thereof or a breach, violation or default thereunder. Complete and correct copies of all Contracts listed on Schedule 4.03(i)(i), together with all amendments thereto, have been made available to IHS.

          (j) Permits.

               (i) Schedule 4.03(j) sets forth all Permits issued or granted to ICI by Governmental Entities that are necessary or desirable for the conduct of its business. Except as disclosed on Schedule 4.03(j), (i) to the knowledge of the Founders, all such Permits are validly held by ICI, and ICI has complied in all material respects with all terms and conditions thereof, (ii) since January 1, 1993, ICI has not received any notice of any suit, action or proceeding relating to the revocation or modification of any such Permits and (iii) to the knowledge of the Founders, none of such Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or any of the Ancillary Agreements to which it is a party or the consummation of the transactions contemplated hereby and thereby.

               (ii) ICI possesses all Permits to own, or hold under lease, and operate its properties and assets and to conduct its business as currently conducted.

          (k) Insurance. ICI maintains policies of fire and casualty, liability and other forms of insurance that cover its business in such amounts, with such deductibles and against such risks and losses as are, in the judgment of ICI, reasonable for its business.

          (l) Taxes.

               (i) ICI has timely filed, or has caused to be timely filed on its behalf, all Tax Returns or extensions thereof required to be filed by it, and all such Tax Returns are true, complete and accurate. All

          Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid.

               (ii) The most recent financial statements included in the SEC Documents filed and publicly available prior to the date of this Agreement (the "Filed SEC Documents") reflect an adequate reserve for all Taxes payable by ICI for all Taxable periods and portions thereof through the date of such financial statements. No deficiency with respect to any Taxes has been proposed, asserted or assessed against ICI, and no requests for waivers of the time to assess any such Taxes are pending.

               (iii) The Federal income Tax Returns of ICI have not been examined by the United States Internal Revenue Service.

               (iv) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the properties or assets of ICI.

               (v) Neither ICI nor any of its Affiliates is bound by any agreement with respect to Taxes.

               (vi) (A) Neither ICI nor any of its Affiliates has made, with respect to ICI, any consent under Section 341 of the Code, (B) none of the assets of ICI is "tax exempt use property" within the meaning of Section 168(h) of the Code and (C) ICI is not lessor or lessee under a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

               (vii) At the time of Closing, the Founders will have no plan to sell or otherwise dispose of shares of Holdings
          Common Stock issued to the Founders pursuant to Section
          2.01(d).

          (m) Employee Benefits.

               (i) Schedule 4.03(m)(i) sets forth a list of all "employee pension benefit plans" (as defined in Section by ICI or any of its Affiliates for the benefit of any officers or employees of ICI ("ICI Pension Plans") and all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements and other employee fringe benefit plans maintained, or contributed to, by ICI or any of its Affiliates for the benefit of any officers or employees of ICI (all the foregoing, including the ICI Pension

          Plans, being herein called "ICI Benefit Plans"). ICI has made available to IHS true, complete and correct copies of
          (i) each ICI Benefit Plan (or, in the case of any unwritten ICI Benefit Plans, descriptions thereof), (ii) the two most recent annual reports on Form 5500 (including all schedules and attachments thereto) filed with the Internal Revenue Service with respect to each ICI Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each ICI Benefit Plan for which such a summary plan description is required and (iv) each trust agreement, group annuity contract or other funding and financing arrangement relating to any ICI Benefit Plan.

               (ii) Except as disclosed on Schedule 4.03(m)(ii), each ICI Pension Plan has been the subject of a determination letter from the Internal Revenue Service to the effect that such ICI Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the Founders, has revocation been threatened, nor has any such ICI Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or increase its costs.

               (iii) To the knowledge of the Founders, each ICI Benefit Plan has been administered in all respects in accordance with its terms. To the knowledge of the Founders, ICI and all ICI Benefit Plans are in compliance in all respects with the applicable provisions of ERISA, the Code, all other applicable laws and all applicable collective bargaining agreements. To the knowledge of the Founders, except as disclosed on Schedule 4.03(m)(iii), all reports, returns and similar documents with respect to the ICI Benefit Plans required to be filed with any Governmental Entity or distributed to any participant in any ICI Benefit Plan have been duly and timely filed or distributed. Except as disclosed on Schedule 4.03(m)(iii), there are no suits, actions or proceedings pending, or, to the knowledge of the Founders, threatened, against or involving any ICI Benefit Plan and, to the knowledge of the Founders, there are no investigations by any Governmental Entity or other claims (except routine claims for benefits payable in the normal operation of the ICI Benefit Plans) pending or threatened against or involving any

          ICI Benefit Plan or asserting any rights to benefits under any ICI Benefit Plan.

               (iv) Except as disclosed on Schedule 4.03(m)(iv), no ICI Pension Plan, other than any ICI Pension Plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Pension Plan"), had, as of the respective last annual valuation date for each such ICI Pension Plan, an "unfunded benefit liability" (as defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to IHS. To the knowledge of the Founders, none of the ICI Pension Plans has an "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. None of ICI, any officer of ICI or any of the ICI Benefit Plans that are subject to ERISA, including the ICI Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject ICI or any officer of ICI to the tax or penalty on prohibited transactions imposed by, or to any liability under, Section 502(i) or 502(1) of ERISA or Section 4975 of the Code. To the knowledge of the Founders, none of such ICI Benefit Plans and trusts has been terminated, nor has there been any "reportable event" (as defined in Section 4043 of ERISA) with respect to such ICI Benefit Plans or trusts during the last five years. ICI has not incurred a "complete withdrawal" or a "partial withdrawal" (as defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any Multiemployer Pension Plan.

               (v) With respect to any ICI Benefit Plan that is an employee welfare benefit plan, except as disclosed on
          Schedule 4.03(m)(v), (i) no such ICI Benefit Plan is unfunded or funded through a "welfare benefits fund" (as defined in Section 419(e) of the Code), (ii) each such ICI Benefit Plan that is a "group health plan" (as defined in Section 5000(b)(1) of the Code) complies with the applicable requirements of Section 4980B(f) of the Code and (iii) each such ICI Benefit Plan (including any such ICI Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to ICI on or at any time after the Closing.

               (vi) Except as disclosed on Schedule 4.03(m)(vi), no employee or former employee, or officer or former officer, or director or former director, of ICI will become entitled to any bonus, retirement, severance, job security or similar benefit or any enhanced benefit solely as a result of the transactions contemplated by this Agreement and the Ancillary Agreements. Any amount that may be received (whether in cash or property or the vesting of property) as a result of the transactions contemplated by this Agreement and the Ancillary Agreements by any employee, officer or director of ICI who is a "disqualified individual" (as defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or ICI Benefit Plan currently in effect would not be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

          (n) Absence of Certain Changes or Events. Except as disclosed on Schedule 4.03(n), from the date of the most recent financial statements included in the Filed SEC Documents to the date of this Agreement, ICI has conducted its business only in the ordinary course, and during such period there has not been:

               (i) any event, change, effect or development that has had or could reasonably be expected to have an adverse effect on the business of ICI;

               (ii) (A) any granting by ICI to any director, officer or employee of ICI of any increase in compensation, except in the ordinary course of business consistent with past practice or as was required under employment agreements in effect as of the date of the most recent financial statements included in the Filed SEC Documents, (B) any granting by ICI to any such director, officer or employee of any increase in severance or termination pay, except as was required under any employment, severance or termination agreements in effect as of the date of the most recent financial statements included in the Filed SEC Documents or
          (C) any entry by ICI into any employment, severance or termination agreement with any such director, officer or employee;

               (iii) any adoption of, or amendment to, any ICI Benefit Plan by ICI during the period from the date of the most recent financial statements included in the Filed SEC
          Documents to the date of this Agreement;

               (iv) any change in accounting methods, principles or practices by ICI affecting the properties or assets of ICI, except insofar as may have been required by a change in generally accepted accounting principles;

               (v) any elections by ICI with respect to Taxes or settlement or compromise by ICI of any Tax liability or refund; or

               (vi) (A) any declaration, setting aside or payment of any dividends, distributions or other amounts (whether in cash, stock or property) with respect to any of shares of ICI Common Stock or any other shares of capital stock of ICI, (B) any split, combination or reclassification of any shares of ICI Common Stock or any issuance, or authorization to issue, any other securities in respect of, in lieu of, or in substitution for, shares of ICI Common Stock or (C) any purchase, redemption or other acquisition for value of any shares of ICI Common Stock or any other securities of ICI or any rights, warrants or options to acquire any such shares or other securities.

          (o) Proceedings. Except as disclosed on Schedule 4.03(o), there is no suit, action or proceeding pending or, to the knowledge of the Founders, threatened, against or affecting ICI, its business or its properties or assets, nor is there any judgment, order or decree outstanding against or affecting ICI, its business or its properties or assets. Except as disclosed on Schedule 4.03(o), there are no suits, actions or proceedings initiated by ICI, or that ICI intends to initiate, against any other Person arising out of the conduct of its business. Except as disclosed on Schedule 4.03(o), to the knowledge of the Founders, there is no pending or threatened investigation of ICI, the conduct of its business or its properties or assets.

          (p) Compliance with Laws. Except as disclosed on Schedule 4.03(p), ICI is in compliance in all respects with all laws, ordinances, rules and regulations, applicable to ICI, its business or its properties or assets, including those laws, ordinances, rules and regulations relating to occupational health and safety and the environment. Except as disclosed on Schedule 4.03(p), ICI has not received any written communication since January 1, 1997 from a Governmental Entity that alleges that ICI, its business or any of its properties or assets is not in compliance in any respect with any law, ordinance, rule or regulation applicable to ICI, its business or its properties or assets. ICI has not received any written notice that any investigation or review by any Governmental Entity with respect to ICI, its business or its properties or assets is pending or that any such investigation or review is contemplated. This Section 4.03(p) does not relate to matters with respect to Taxes, which are the subject of Section 4.03(l).

          (q) Labor Agreements and Actions. ICI is not bound by, or subject to (and none of its properties or assets is bound by or subject to), any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Founders, sought to represent any of the employees, representatives or agents of ICI. There is no strike or other labor dispute involving ICI pending, or, to the knowledge of the Founders, threatened, nor is ICI aware of any labor organization activity involving its employees. ICI is not aware that any officer or key employee of ICI intends to terminate his or her employment with ICI, and ICI does not have a present intention to terminate the employment of any officer or key employee of ICI. ICI has complied in all respects with all applicable Federal and state equal employment opportunity laws and with other laws related to employment.

          (r) Year 2000 Compliance. Except as disclosed on Schedule 4.03(r), ICI expects its computer systems to be Year 2000 Compliant by June 30, 1999. To the knowledge of the Founders, all Inventory of ICI that is or uses computer software is Year 2000 Compliant. To the knowledge ICI, any failure on the part of the customers of, and suppliers to, ICI to be Year 2000 Compliant by December 31, 1999, is not expected to have an adverse effect on the business of ICI.

          (s) Brokers. No broker, investment banker, financial advisor or other Person, other than Interstate/Johnson Lane Corporation and Green Morris & Associates, Inc., the fees and expenses of which will subject to the limitation set forth in Section 6.03(a), be paid by ICI, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements based upon arrangements made by or on behalf of the Founders or ICI.

          (t) Founders Contributed Shares. Each of the Founders has good and valid title to the Founders Contributed Shares owned by such Founder, free and clear of all Liens. Upon delivery to Holdings at the Closing of the certificates representing the Founders Contributed Shares owned by such Founder, duly endorsed by such Founder for transfer to Holdings, good and valid title to the Founders Contributed Shares owned by such Founder will pass to Holdings, free and clear of all Liens. Other than this Agreement, the Founders Contributed Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Founders Contributed Shares.

          (u) Information Supplied. None of the information supplied or to be supplied by the Founders or ICI for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to ICI's shareholders or at the time of the Shareholders' Meeting, contain any untrue statement of a fact or omit to state any fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Founders with respect to statements made or incorporated by reference therein based on information supplied by any Person other than the Founders or ICI for inclusion or incorporation by reference in the Proxy Statement.


                               ARTICLE V

                               Covenants

          SECTION 5.01. Conduct of Business. (a) Conduct of Business by IHS. Except for matters set forth on Schedule 5.01(a) or otherwise expressly permitted by the terms of this Agreement, from the date of this Agreement to the Closing, IHS shall conduct the Business in the usual, regular or ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve the Business, keep available the services of the Transferred Employees and maintain the relationships of the Business with suppliers, customers, licensors, licensees, distributors and others with whom the Business deals to the end that the Business shall be unimpaired at the Closing. Prior to the Closing, IHS shall not take any action that would, or that could reasonably be expected to, result in any of the conditions to the Closing set forth in Article VII not being satisfied. In addition (and without limiting the generality of the foregoing), except as set forth on
Schedule 5.01(a) or otherwise expressly permitted or required by the terms of this Agreement, prior to the Closing IHS shall not do any of the following in connection with the Business without the prior written consent of the Founders:

               (i) grant to any Transferred Employee any increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as may be required under employment agreements in effect as of the date of the most recent Financial Statements;

               (ii) renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association, except in each case as required by applicable laws;

               (iii) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice;

               (iv) cancel any material indebtedness of the Business for borrowed money (individually or in the aggregate) or waive any claims or rights of substantial value belonging to the Business;

               (v) except for intercompany transactions in the ordinary course of business consistent with past practice, pay, loan or advance any amount to, or sell, transfer or lease any of the Acquired Assets to, or enter into any agreement or arrangement with, IHS or any of its Affiliates;

               (vi) permit, allow or suffer any Acquired Asset to become subjected to any Lien of any nature whatsoever that would have been required to be set forth on Schedule 4.01(e) if existing on the date of this Agreement;

               (vii) make or incur any capital expenditure that, individually, is in excess of $25,000 or make or incur any such expenditures which, in the aggregate, are in excess of $25,000;

               (viii) sell, lease, license or otherwise dispose of any of the Acquired Assets that are material, individually or in the aggregate, to the Business, except Inventory sold in the ordinary course of business consistent with past practice;

               (ix) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business consistent with past practice;

               (x) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any Person or any business or division of any Person or otherwise acquire any assets (other than Inventory) that are material, individually or in the aggregate, to the Business;

               (xi) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

               (xii) enter into any Contract, or any other commitment, agreement, arrangement or undertaking, written or oral, or engage in any transaction, involving any future benefit to the Business or any future liability owned by the Business in excess of $25,000 or that is otherwise material to the Business as presently conducted;

               (xiii) authorize any of, or commit or agree to do or take, whether in writing or oral, any of, the foregoing actions.

          (b) Conduct of the Business of ICI by the Founders. Except for matters set forth on Schedule 5.01(b) or otherwise expressly permitted by the terms of this Agreement, from the date of this Agreement to the Closing, the Founders shall cause ICI to conduct its business in the usual, regular or ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve its business, keep available the services of its current employees and maintain its relationships with suppliers, customers, licensors, licensees, distributors and others with whom it deals to the end that its business shall be unimpaired at the Closing. Prior to the Closing, the Founders shall not, and shall not permit ICI to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Closing set forth in Article VII not being satisfied. In addition (and without limiting the generality of the foregoing), except as set forth on Schedule 5.01(b) or otherwise expressly permitted or required by the terms of this Agreement, prior to the Merger the Founders shall not, and shall not permit ICI to, do any of the following without the prior written consent of IHS:

               (i) grant to any officer or employee any increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as may be required under employment agreements in effect as of the date of the most recent financial statements included in the Filed SEC Documents;

               (ii) adopt or amend any ICI Benefit Plan (or any plan that would be an ICI Benefit Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other Contract with any labor organization, union or association, except in each case as contemplated by this Agreement or required by applicable laws;

               (iii) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business consistent with past practice;

               (iv) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights of substantial value;

               (v) except for intercompany transactions in the ordinary course of business consistent with past practice, pay, loan or advance any amount to, or sell, transfer or lease any of its properties or assets to, or enter into any agreement or arrangement with, ICI or any of its Affiliates;

               (vi) permit, allow or suffer any of its properties or assets to become subjected to any Lien of any nature whatsoever that would have been required to be set forth on
          Schedule 4.03(f) if existing on the date of this Agreement;

               (vii) make or incur any capital expenditure that, individually, is in excess of $25,000 or make or incur any such expenditures which, in the aggregate, are in excess of $25,000;

                  (viii) sell, lease, license or otherwise dispose of any of its properties or assets that, individually or in the aggregate, are material to ICI, except Inventory sold in the ordinary course of business consistent with past practice;

               (ix) enter into any lease of real property, except any renewals of existing leases in the ordinary course of business consistent with past practice;

               (x) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any Person or any business or division of any Person or otherwise acquire any assets (other than Inventory) that are material, individually or in the aggregate, to ICI;

               (xi) make any change in any method of accounting or accounting practice or policy other than those required by generally accepted accounting principles;

               (xii) enter into any Contract, or any other commitment, agreement, arrangement or undertaking, written or oral, or engage in any transaction, involving any future benefit to ICI or any future liability owed by ICI in excess of $25,000 or that is otherwise material to the business of ICI as presently conducted;

               (xiii) (A) declare, set aside or pay any dividends, distributions or other amounts (whether in cash, stock or property) with respect to any of shares of ICI Common Stock or any other shares of capital stock of ICI, (B) split, combine or reclassify any shares of ICI Common Stock or issue, or authorize the issuance of, any other securities in respect of, in lieu of, or in substitution for, shares of ICI Common Stock or (C) purchase, redeem or otherwise acquire for value any shares of ICI Common Stock or any other securities of ICI or any rights, warrants or options to acquire any such shares or other securities;

               (xiv) issue, deliver, sell or grant (A) any shares of ICI Common Stock, (B) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any shares of ICI Common Stock, voting securities or convertible or exchangeable securities, other than grants of options to acquire not more than 2,000 shares of ICI Common Stock made to any individual who has not been previously employed by ICI in connection with the employment of such individual by ICI; provided that such individual executes and delivers an agreement substantially identical to the form of Option Amendment Agreement attached hereto as Exhibit E or (C) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than the issuance of ICI

          Common Stock in respect of options to acquire shares of ICI Common Stock existing on the date of this Agreement as contemplated by the Ancillary Agreements;

               (xv) amend the Restated Articles of ICI or the By-laws of ICI; or

               (xvi) authorize any of, or commit or agree to do or take, whether in writing or oral, any of, the foregoing actions.

          (c) Other Actions. IHS shall not, and shall not permit Holdings or Merger Sub to, and the Founders shall not, and shall not permit ICI to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of IHS or the Founders, as applicable, set forth in this Agreement becoming untrue in any material respect or (ii) except as otherwise permitted by Section 5.02, any condition to the Closing set forth in
Article VII not being satisfied.

          (d) Advice of Changes. IHS and the Founders shall promptly advise one another orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a Business Material Adverse Effect or an ICI Material Adverse Effect, as applicable.

          SECTION 5.02. No Solicitation. (a) The Founders shall not
(i) directly or indirectly, solicit, initiate or encourage the submission of, any ICI Takeover Proposal, (ii) enter into any agreement with respect to any ICI Takeover Proposal or (iii) directly or indirectly, participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any ICI Takeover Proposal.

          (b) The Founders shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to IHS, the approval or recommendation by ICI of the Ancillary Agreements to which ICI is a party, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any ICI Takeover Proposal or (iii) approve or recommend, or propose to approve or recommend, any ICI Takeover Proposal.

          (c) The Founders shall, within five business days after receipt thereof, advise IHS orally and in writing of any ICI Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any ICI Takeover Proposal, and the identity of the Person making any such ICI Takeover Proposal or inquiry (including any change to the material terms of any such ICI Takeover Proposal or inquiry). The Founders shall (i) keep IHS fully informed of the status (including any change to the details) of any such ICI Takeover Proposal or inquiry and (ii) provide to IHS as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Founders or ICI from any third party in connection with any ICI Takeover Proposal or sent or provided by the Founders or ICI to any third party in connection with any ICI Takeover Proposal.

          (d) Notwithstanding any other provision of this Agreement, it is understood and agreed that any remedies at law would be inadequate in the case of any breach of the covenants contained in
Section 5.02. IHS shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of the covenants contained in Section 5.02.


                              ARTICLE VI

                         Additional Agreements

          SECTION 6.01. Access to Information. IHS shall afford to the Founders and ICI, and to the officers, employees, accountants, counsel, financial advisors and other representatives of ICI, reasonable access during normal business hours during the period prior to the Closing, to all the properties, assets, books and records of the Business (other than the Excluded Assets), and, during such period, IHS shall furnish promptly to the Founders and ICI (a) a copy of each document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning the Business as the Founders or ICI may reasonably request. The Founders shall, and shall cause ICI to, afford to IHS, and to the officers, employees, accountants, counsel, financial advisors and other representatives of IHS, reasonable access during normal business hours during the period prior to the Closing, to all the properties, assets, books and records of ICI, and, during such period, the Founders shall, and shall cause ICI to, furnish promptly to IHS (a) a copy of each document filed by the Founders or ICI during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning the business, properties or assets of ICI as IHS may reasonably request.

          SECTION 6.02. Reasonable Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of IHS and the Founders shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with one another in doing, all things necessary, proper or advisable to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Ancillary Agreements, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid an action or nonaction by, or to obtain a waiver, consent or approval from, any Governmental Entity, (ii) the obtaining of all necessary waivers, consents and approvals from third parties, (iii) the defending of any suits, actions or proceedings, whether judicial or administrative, challenging this Agreement or any of the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement or the Ancillary Agreement or to fully carry out the purposes of this Agreement and the Ancillary Agreements. In connection with, and without limiting, the foregoing, the Founders shall cause ICI and the Board of Directors of ICI to (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the transactions contemplated by this Agreement or the Ancillary Agreements and (ii) if any state takeover statute or similar statute or regulation becomes applicable to any transaction contemplated by this Agreement or the Ancillary Agreements, take all action necessary to ensure that such transactions may be consummated as promptly as practicable upon the terms contemplated by this Agreement and the Ancillary Agreements.

          (b) IHS shall give prompt notice to the Founders, and the Founders shall, or shall cause ICI to, give prompt notice to IHS, of
(i) any representation or warranty made by IHS or such Founder, as applicable, contained in this Agreement or any Ancillary Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by IHS or such Founder, as applicable, to comply with, or satisfy in any material respect, any covenant, condition or agreement to be complied with or satisfied by IHS or such Founder, as applicable, under this Agreement or any of the

Ancillary Agreements; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of IHS or such Founder, as applicable, or the conditions to the obligations of IHS or such Founder, as applicable, under this Agreement or any of the Ancillary Agreements.

          SECTION 6.03. Costs and Expenses; Transfer Taxes. (a) If the Closing does not take place, all costs and expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such cost or expense. If the Closing takes place, (i) all costs and expenses incurred by IHS in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by IHS and (ii) all costs and expenses incurred by the Founders and ICI in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by Holdings; provided, however, that in no event shall the amount paid by Holdings pursuant to this Section 6.03(a) for any costs or expenses incurred by the Founders or ICI exceed $350,000 (exclusive of the costs and expenses related to the maintenance of policies of directors' and officers' liability insurance pursuant to Section 6.10).

          (b) All Transfer Taxes applicable to the conveyance and transfer from IHS to Holdings of the Acquired Assets and any other Transfer Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall be paid by Holdings, and IHS shall, and the Founders shall cause ICI to, cooperate in the preparation, execution, and filing of any and all Tax Returns with respect to such Transfer Taxes in a timely manner.

          SECTION 6.04. Publicity. IHS shall not make a public release or announcement concerning the transactions contemplated by this Agreement and the Ancillary Agreements without the prior consent of the Founders, which consent shall not be unreasonably withheld, except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case IHS shall allow the Founders reasonable time to comment on such release or announcement in advance of such issuance. The Founders shall not, and shall not permit ICI to, make a public release or announcement concerning the transactions contemplated by this Agreement and the Ancillary Agreements without the prior consent of IHS, which consent shall not be unreasonably withheld, except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange, in which case ICI shall allow IHS reasonable time to comment on such release or announcement in advance of such issuance.

          SECTION 6.05. Bulk Transfer Laws. The Founders hereby waive compliance by IHS with the provisions of any so-called "bulk transfer law" of any jurisdiction in connection with the contribution of the Acquired Assets to Holdings.

          SECTION 6.06. Waiver of Certain Defenses. Each of IHS and the Founders hereby expressly agrees (i) that Sections 4(b) and 4(e) of the Year 2000 Information and Readiness Disclosure Act are inapplicable to this Agreement, and (ii) to waive any defenses arising under such act in any suit, action or proceeding relating to the matters addressed by this Agreement.

          SECTION 6.07. Preparation of Proxy Statement; Shareholders' Meeting. As soon as practicable following the date of this Agreement, the Founders shall cause ICI to prepare the Proxy Statement. The Founders shall cause ICI to use all reasonable efforts to cause the Proxy Statement to be mailed to the shareholders of ICI as promptly as practicable. The Founders shall cause ICI to, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Shareholders' Meeting for the purpose of obtaining the Shareholders' Approval. The Founders will prohibit ICI from mailing the Proxy Statement, or any amendment thereof or supplement thereto, to the shareholders of ICI unless ICI has first given IHS an opportunity to review and comment on such document and has obtained the consent of IHS to such mailing, which consent will not be unreasonably withheld or delayed.

          SECTION 6.08. Agreement of Founders To Vote in Favor of Merger. (a) Unless this Agreement shall have been earlier terminated in accordance with the provisions of Section 8.01, at the Shareholders' Meeting, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger Agreement or the Merger is sought, each Founder shall, including by executing a written consent, vote (or cause to be voted) all shares of ICI Common Stock such Founder is entitled to vote in favor of granting the Shareholders' Approval.

          (b) At any meeting of the shareholders of ICI, at any adjournment thereof, and in any other circumstances upon which the vote, consent or other approval of the Founders is sought, each Founder shall vote (or cause to be voted) all shares of ICI Common Stock such Founder is entitled to vote against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ICI, (ii) any ICI Takeover Proposal and (iii) any amendment of Restated Articles of Incorporation of ICI, By-laws of ICI or other proposal or transaction involving ICI, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or the Merger or change in any manner the voting rights of any class of ICI Common Stock. Each of the Founders shall refrain from committing or agreeing to take any action inconsistent with the foregoing.

          SECTION 6.09. Agreements Not To Compete. (a) Agreement of Founders Not To Compete. Each of the Founders understands that IHS shall be entitled to protect and preserve the going concern value of the Business and the going concern value of ICI to the extent permitted by law and that IHS would not have entered into this Agreement absent the provisions of this Section 6.09(a) and, therefore, for a period of three years from the Closing, each of the Founders shall not, directly or indirectly:

               (i) engage in activities or businesses, or establish any new businesses, that are directly in competition with the Business or the CSM software business of ICI, including
          (A) selling products or services competitive with the Products or the CSM software of ICI, (B) soliciting any customer or prospective customer of the Business or ICI to purchase any products or services competitive with the Products or the CSM software of ICI from anyone other than Holdings and its Affiliates, (C) developing any products or services competitive with the Products or the CSM software of ICI and (D) assisting any Person in any way to do, or attempt to do, anything prohibited by clause (A), (B) or (C) above; and

               (ii) perform any action, activity or course of conduct that is directly detrimental to the Business or the business of ICI or the business reputation of the Business or ICI, including disclosing or furnishing to anyone other than Holdings and its Affiliates any confidential information relating to the Business or the business of ICI or otherwise using such confidential information for the benefit of such Founder or any other Person.

          (b) Agreement of IHS Not To Compete. IHS understands that each of the Founders shall be entitled to protect and preserve the going concern value of Holdings to the extent permitted by law and that the Founders would not have entered into this Agreement absent the provisions of this Section 6.09(b) and, therefore, for a period of three years from the Closing, IHS shall not, directly or indirectly:

               (i) engage in activities or businesses, or establish any new businesses, that are directly in competition with the Business or the CSM software business of ICI, including
          (A) selling products or services competitive with the Products or the CSM software of ICI, (B) soliciting any customer or prospective customer of Holdings to purchase any products or services competitive with the Products or the CSM software of ICI from anyone other than Holdings and its Affiliates, (C) developing any products or services competitive with the Products or the CSM software of ICI and
          (D) assisting any Person in any way to do, or attempt to do, anything prohibited by clause (A), (B) or (C) above; and

               (ii) perform any action, activity or course of conduct that is directly detrimental to Holdings or the business reputation of Holdings, including disclosing or furnishing to anyone other than Holdings and its Affiliates any confidential information relating to Holdings or otherwise using such confidential information for the benefit of IHS or any other Person (other than pursuant to a separate agreement between IHS and Holdings).

          (c) Notwithstanding any other provision of this Agreement, it is understood and agreed that any remedies at law would be inadequate in the case of any breach of the covenants contained in
Section 6.09. IHS shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of the covenants contained in Section 6.09(a) and the Founders shall be entitled to equitable relief including the remedy of specific performance, with respect to any breach or attempted breach of the covenants contained in Section 6.09(b).

          SECTION 6.10. Agreement to Provide Directors' and Officers' Insurance. IHS hereby agrees that, for a period of five years following the Closing Date, IHS shall cause Holdings to maintain the policies of directors' and officers' liability insurance maintained by ICI on the date hereof, which policies shall cover acts or omissions occurring prior to the Closing Date in respect of each Person covered by the directors' and officers' liability insurance policies maintained by ICI as of the date hereof; provided, however, that IHS may cause Holdings to substitute therefor policies providing at least the same coverage and containing terms and conditions that, when considered as a whole, are in all material respects no less favorable than the terms and conditions of such policies. IHS hereby agrees that, immediately following consummation of the Merger, IHS shall cause Holdings and ICI, as the surviving corporation in the Merger, to indemnify all directors and officers of ICI (including former directors and officers) to the same extent that ICI is obligated to indemnify such directors and officers as of the date hereof pursuant to the Restated Articles of Incorporation and By-laws of ICI and any written agreements in effect as of the date hereof between ICI and such directors and officers. All indemnification obligations of Holdings and ICI, as the surviving corporation in the Merger, shall continue in full force and effect in accordance with their terms from and after the consummation of the Merger for the maximum period permitted by law.

          SECTION 6.11. Tax Matters. (a) The parties hereto intend that the contributions to Holdings and issuances of stock by Holdings pursuant to Sections 2.01(b), (c) and (d) are intended to be described in Section 351 of the Code, and the parties hereto agree to take positions consistent with this intent in all tax filings.

          (b) The parties hereto shall cooperate with each other and provide tax information to each other necessary or appropriate for the parties to file tax returns and reports consistent with this position and to defend any challenges to this position by any tax authorities. In particular, the Founders shall provide Holdings with information necessary for Holdings to determine its tax basis in the Founders Contributed Shares.

          (c) Promptly following the Merger, IHS shall enter into a tax sharing agreement with Holdings generally consistent with the tax sharing agreements entered into between members of the Federal consolidated group of which IHS is a member. Such agreement shall be based generally on the principle that Holdings and its subsidiaries will be liable for their share of the consolidated group's Federal income tax liabilities determined generally on the same basis as if Holdings and its subsidiaries were the only members of their own consolidated Federal income tax group. Similar principles shall apply to other tax returns filed on a consolidated or combined basis by a group that includes Holdings or its subsidiaries as well as IHS or its other affiliates.

          SECTION 6.12. Stock Options. The Founders shall use their best efforts to obtain from each Optionholder the consent of such Optionholder to the transactions contemplated by the form of Option Amendment Agreement, which consent shall be evidenced by the execution and delivery by such Optionholder of a counterpart to an Option Amendment Agreement between ICI and such Optionholder.

          As soon as practicable following the date of this Agreement, the Founders shall use their best efforts to cause the Board of Directors of ICI (or, if appropriate, any committee administering the 1995 ICI Stock Option Plan or the 1996 ICI Stock Option Plan) to adopt such resolutions or take such other actions (i) as are required (A) to adjust the terms of all outstanding options to purchase shares of ICI Common Stock (and any stock appreciation rights linked to the price of shares of ICI Common Stock) heretofore granted to any employee (but not former employee) or director of ICI under the 1995 ICI Stock Option Plan or the 1996 ICI Stock Option Plan, whether vested or unvested, and (B) to adjust the terms of all outstanding options to purchase shares of ICI Common Stock (and any stock appreciation rights linked to the price of shares of ICI Common Stock) heretofore granted to any former employee of ICI under the 1995 ICI Stock Option Plan or the 1996 ICI Stock Option Plan that are vested as of the date on which the employment of such employee was terminated, in the case of clauses
(A) and (B), as necessary to provide that each such option to purchase shares of ICI Common Stock (and any stock appreciation right related thereto) outstanding immediately prior to the effectiveness of the Merger shall not give the holder thereof the right to receive any capital stock of ICI or Holdings after the effective time of the Merger or to receive any consideration other than, for each option (and any stock appreciation right related thereto), an amount in cash equal to (i) the excess, if any, of (x) the consideration paid in the Merger for each outstanding share of ICI Common Stock over (y) the exercise price per share of ICI Common Stock subject to such option multiplied by (ii) the number of shares of ICI Common Stock subject to such option and (ii) as are required to make such other changes to the 1995 ICI Stock Option Plan and the 1996

ICI Stock Option Plan as IHS and the Founders may agree are appropriate to give effect to the transactions contemplated by this Agreement and the Ancillary Agreements.

          The Founders shall use their best efforts to cause ICI to
(i) cause the 1995 ICI Stock Option Plan and the 1996 ICI Stock Option Plan to terminate upon consummation of the Merger, (ii) cause all provisions in any other ICI Benefit Plan providing for the issuance, transfer or grant of any capital stock of ICI, or any interest in respect of any capital stock of ICI, to be deleted upon consummation of the Merger and (iii) ensure that, upon consummation of the Merger, no holder of options to purchase shares of ICI Common Stock or participant in the 1995 ICI Stock Option Plan, the 1996 ICI Stock Option Plan or any other ICI Benefit Plan shall have any right to acquire any capital stock of ICI or Holdings.


                              ARTICLE VII

                         Conditions Precedent

          SECTION 7.01. Conditions to the Obligations of IHS and the Founders. The obligation of IHS to, and the obligation of IHS to cause Holdings and Merger Sub to, consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and the obligation of the Founders to, and to cause ICI to, consummate the transactions contemplated by this Agreement and the Ancillary Agreements, is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

          (a) Governmental Approvals. The waiting period under the HSR Act, if applicable to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, shall have expired or been terminated. All other authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall have been obtained or filed or shall have occurred.

          (b) No Injunctions or Restraints. No applicable statute, law, ordinance, rule or regulation enacted, entered, promulgated, enforced or issued by, any Governmental Entity, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, and no other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements shall be in effect.

          (c) Shareholders' Approval. The Merger Agreement and the Merger shall have been approved by the affirmative vote of holders of shares of ICI Common Stock and shares of Merger Sub Common Stock representing, in each case, a majority of the votes entitled to be cast by holders of the outstanding shares of ICI Common Stock or Merger Sub Common Stock, as the case may be, voting as a single class.

          SECTION 7.02. Conditions to the Obligations of IHS. The obligation of IHS to, and to cause Holdings and Merger Sub to, consummate the transactions contemplated by this Agreement and the Ancillary Agreements is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Founders and ICI in this Agreement and in the Ancillary Agreements, as applicable, shall be true and correct, as of the date hereof and as of the Closing Date as though made on such Closing Date, except where failure of such representations and warranties to be true and correct as of the date hereof and as of the Closing Date as made on the Closing Date, when considered as a whole, has not had and could not reasonably be expected to have an ICI Material Adverse Effect. IHS shall have received a certificate signed by each of the Founders (and ICI, if applicable) to such effect.

          (b) Performance of Obligations. The Founders shall have, and shall have caused ICI to have, performed or complied in all material respects with all covenants and obligations required by this Agreement and the Ancillary Agreements to be satisfied by the Founders or ICI, as the case may be, prior to the Closing. IHS shall have received a certificate signed by each of the Founders to such effect.

          (c) Opinion of Counsel. IHS shall have received an opinion dated the Closing Date of Gambrell & Stolz, L.L.P., counsel to the Founders, which opinion shall include the opinion of such counsel with respect to (i) the due organization, valid existence and good standing of ICI, (ii) the power and authority of ICI to execute and deliver each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated thereby, (iii) the enforceability of this Agreement against each of the Founders and the enforceability of each of the Ancillary Agreements to which any of the Founders of ICI is a party against such Founder or ICI, as applicable, (iv) the absence of any conflict created by the execution and delivery of any of the Ancillary Agreements to which ICI is a party, the consummation of any of the transactions contemplated thereby or the compliance by ICI of the terms thereof with the Restated Articles of Incorporation or By-laws of ICI, any Contract to which ICI is a party or by which any of its properties or assets are bound or any judgment, order or decree, or statute, law, ordinance, rule or regulation applicable to ICI, its properties or assets, (v) the compliance of ICI with all laws, ordinances, rules and regulations, applicable to ICI, including those laws, ordinances, rules and regulations relating to occupational health and safety and the environment and (vi) the absence of any material suit, action or proceeding against ICI, other than any such suit, action or proceeding disclosed on Schedule 4.03(o), and which opinion shall be reasonably satisfactory in form and substance to IHS and its counsel.

          (d) Ancillary Agreements. Each of the Employment Agreements, the Merger Agreement, the Services Agreement and the Stockholders' Agreement, and Option Amendment Agreements in respect of not less than 95% of all shares of ICI Common Stock to be issued to the Optionholders upon exercise of all their options to purchase shares of ICI Common Stock, shall have been duly executed and delivered by each of the parties thereto (other than IHS, Holdings and Merger Sub), and each such Ancillary Agreement shall constitute a legal, valid and binding obligation of each of the parties thereto (other than IHS, Holdings and Merger Sub), enforceable against each such party in accordance with its terms, and be in full force and effect.

          (e) Absence of Proceedings. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or any action, suit or proceeding by any other Person that has a reasonable likelihood of success and that, if successful, could be reasonably expected to have an ICI Material Adverse Effect or a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of the Business as combined with the business of ICI upon consummation of the Merger:

               (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or seeking to obtain from IHS, Holdings, Merger Sub, the Founders or ICI in connection with the consummation of the transactions contemplated by this Agreement and the

          Ancillary Agreements any damages that are material in relation to ICI;

               (ii) seeking to prohibit or limit the ownership or operation by IHS or any of its subsidiaries of any material portion of its business, properties or assets (including the Business), or the ownership or operation by IHS of any of its subsidiaries (or ICI), or to compel IHS or any of its subsidiaries to dispose of or hold separate any material portion of its business, properties or assets (including the Business) or any of its subsidiaries (or ICI), in each case as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

               (iii) seeking to impose material limitations on the ability of IHS or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, its business, properties and assets (including the Business) (or any material portion of its business, properties and assets (including the Business)) or the business, properties and assets of ICI (or any material portion of the business, properties and assets of ICI), or seeking to impose material limitations on the ability of IHS or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, any shares of ICI Common Stock;

               (iv) seeking to prohibit IHS or any of its subsidiaries from effectively controlling in any material respect its business, properties or assets (including the Business) or the business, properties and assets of ICI; or

               (v) which otherwise is reasonably likely to have an ICI Material Adverse Effect.

          (f) Other Documents. The Founders shall have furnished to IHS such other documents relating to the Founders or ICI as IHS (or its counsel) may reasonably request.

          (g) Dissenters' Rights. The shares of ICI Common Stock held by any Person who complies with all the provisions of the laws of the Georgia Business Corporation Code concerning the right of any holder of shares of ICI Common Stock to dissent from the Merger and require appraisal of such holder's shares of ICI Common Stock shall constitute less than 5% of the issued and outstanding shares of ICI Common Stock immediately prior to the Closing.

          SECTION 7.03. Conditions to the Obligations of the Founders. The obligation of each of the Founders to consummate the transactions contemplated by this Agreement and the Ancillary Agreements is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

          (a) Representations and Warranties. The representations and warranties of IHS in this Agreement and the Ancillary Agreements, as applicable, shall be true and correct, as of the date hereof and as of the Closing Date as though made on the Closing Date, except where the failure of such representations and warranties to be true and correct, as of the date hereof and as of the Closing Date as though made on the Closing Date when considered as a whole, has not had and could not reasonably be expected to have a Business Material Adverse Effect. The Founders shall have received a certificate signed by IHS (and Holdings and Merger Sub, if applicable) to such effect.

          (b) Performance of Obligations. IHS shall have, and shall have caused Holdings and Merger Sub to have, performed or complied in all material respects with all covenants and obligations required by this Agreement and the Ancillary Agreements to be satisfied by IHS, Holdings or Merger Sub, as the case may be, prior to the Closing. The Founders shall have received a certificate signed by IHS to such effect.

          (c) Opinion of Counsel. The Founders shall have received an opinion dated the Closing Date of Cravath, Swaine & Moore, counsel to IHS, which opinion shall include the opinion of such counsel with respect to (i) the due organization, valid existence and good standing of each of IHS, Holdings and Merger Sub, (ii) the power and authority of IHS to execute and deliver this Agreement and to consummate the transactions contemplated hereby and the power and authority of each of IHS, Holdings and Merger Sub to execute and deliver each of the Ancillary Agreements to which it is a party and to consummate the transactions contemplated thereby, (iii) the enforceability of this Agreement against each of IHS and the enforceability of each of the Ancillary Agreements to which IHS, Holdings or Merger Sub is a party against IHS, Holdings or Merger Sub, as applicable, and (iv) the absence of any conflict created by the execution and delivery of this Agreement, the consummation of any of the transactions contemplated hereby or the compliance by IHS with the terms hereof with Certificate of Incorporation or By-laws of IHS and the absence of any conflict created by the execution and delivery of any of the Ancillary Agreements to which IHS,

Holdings or Merger Sub is a party, the consummation of any of the transactions contemplated thereby or the compliance by IHS, Holdings or Merger Sub with the terms thereof with the Certificate or Articles of Incorporation or By-laws of IHS, Holdings or Merger Sub, as applicable, and which opinion shall be reasonably satisfactory in form and substance to the Founders and their counsel.

          (d) Ancillary Agreements. Each of the Employment Agreements, the Merger Agreement, the Services Agreement and the Stockholders' Agreement, and Option Amendment Agreements in respect of not less than 95% of all shares of ICI Common Stock to be issued to the Optionholders upon exercise of all their options to purchase shares of ICI Common Stock, shall have been duly executed and delivered by each of the parties thereto (other than the Founders and ICI), and each such Ancillary Agreement shall constitute a legal, valid and binding obligation of each of the parties thereto (other than the Founders and ICI), enforceable against each such party in accordance with its terms, and be in full force and effect.

          (e) Absence of Proceedings. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or any action, suit or proceeding by any other Person that has a reasonable likelihood of success and that, if successful, could be reasonably expected to have an ICI Material Adverse Effect or a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of the Business as combined with the business of ICI upon consummation of the Merger:

               (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements or seeking to obtain from IHS, Holdings, Merger Sub, the Founders or ICI in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements any damages that are material in relation to ICI;

               (ii) seeking to prohibit or limit the ownership or operation by IHS or any of its subsidiaries of any material portion of its business, properties or assets (including the Business), or the ownership or operation by IHS of any of its subsidiaries (or ICI), or to compel IHS or any of its subsidiaries to dispose of or hold separate any material portion of its business, properties or assets (including the Business) or any of its subsidiaries (or ICI), in each case as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;

               (iii) seeking to impose material limitations on the ability of IHS or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, its business, properties and assets (including the Business) (or any material portion of its business, properties or assets (including the Business)) or the business, properties and assets of ICI (or any material portion of the business, properties or assets of ICI), or seeking to material impose limitations on the ability of IHS or any of its subsidiaries to acquire or hold, or exercise full rights of ownership of, any shares of ICI Common Stock;

               (iv) seeking to prohibit IHS or any of its subsidiaries from effectively controlling in any material respect its business, properties or assets (including the Business) or the business, properties and assets of ICI; or

               (v) which otherwise is reasonably likely to have a Business Material Adverse Effect.

          (f) Option Plan. IHS shall have caused Holdings to create an option plan permitting the Board of Directors of Holdings to grant options to Holdings employees for up to 5% of the outstanding equity of Holdings.

          (g) Other Documents. IHS and Holdings shall have furnished the Founders such other documents relating to IHS, Holdings or Merger Sub as the Founders (or their counsel) may reasonably request.


                             ARTICLE VIII

                   Termination, Amendment and Waiver

          SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing:

               (i) by mutual written consent of IHS, Holdings and the Founders;

               (ii) by either IHS or the Founders:

                    (A) if the transactions contemplated by this
               Agreement and the Ancillary Agreements are not consummated on or before March 29, 1999 (the

               "Outside Date"), unless the failure to consummate such transactions is the result of a wilful and material breach of this Agreement or any Ancillary Agreement by the party seeking to terminate this Agreement;

                    (B) if any Governmental Entity issues an order,
               decree or ruling, or takes any other action, permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and the Ancillary Agreements and such order, decree, ruling or other action shall have become final and nonappealable;

                    (C) if any condition to the obligation of IHS to
               consummate the transactions contemplated in this Agreement and the Ancillary Agreements set forth in
               Section 7.02 or any condition to the obligation of the Founders to consummate the transactions contemplated by this Agreement and the Ancillary Agreements set forth in Section 7.03 becomes incapable of satisfaction prior to the Outside Date; unless the failure to satisfy such condition is the result of a wilful and material breach of this Agreement or any Ancillary Agreement by the party seeking to terminate this Agreement; or

                    (D) if, upon a vote at a duly held at a
               Shareholders' Meeting to obtain the Shareholders'
               Approval, the Shareholders' Approval is not obtained;

               (iii) by IHS, if the Founders breach or fail to perform in any material respect any of their representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, or fail to cause ICI to perform in any material respect any of its representations, warranties or covenants contained in any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be, or has not been, cured within 30 days after the giving of written notice to the Founders of such breach (so long as IHS is not then in wilful and material breach of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement);

               (iv) by the Founders, if IHS breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, or IHS fails to cause Holdings or Merger Sub to perform any of its representations, warranties or covenants contained in any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in
          Section 7.03(a) or 7.03(b) and (ii) cannot be, or has not been, cured within 30 days after the giving of written notice to IHS of such breach (so long as none of the Founders is then in wilful and material breach of any representation, warranty or covenant contained in this Agreement or any Ancillary Agreement); or

               (v) by IHS, if the Founders shall participate in discussions in breach of Section 5.02.

          SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by IHS, on the one hand, or the Founders, on the other hand, as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of IHS or the Founders, other than pursuant to Section 4.01(q), Section 4.03(s), Section 6.03, this
Section 8.02 and Article IX, which provisions shall survive such termination, except to the extent that such termination results from a wilful and material breach of this Agreement or any Ancillary Agreement by the party seeking to terminate this Agreement.

          SECTION 8.03. Amendment. This Agreement may be amended by IHS and the Founders at any time before or after receipt of the Shareholders' Approval; provided, however, that, after receipt of the Shareholders' Approval, there shall be made no amendment that by law requires further approval by the shareholders of ICI without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of IHS and the Founders.

          SECTION 8.04. Extension; Waiver. At any time prior to the Closing, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any Ancillary Agreement or (c) subject to the limitations set forth in Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.


                              ARTICLE IX

                          General Provisions

          SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or any of the Ancillary Agreements, or in any instrument delivered in connection herewith or therewith, shall survive the Closing. This Section 9.01 shall not limit any covenant or agreement of any of the parties hereto or thereto which, by its terms, contemplates performance after the Closing.

          SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties hereto at the following addresses (or at such other address for such party as shall be specified by like notice):

          (a) if to IHS,

              Information Handling Services Inc.
              Iverness Business Park
              15 Iverness Way East
              Englewood, CO 80112
              Attention:  Mr. Darold Stagner
              Telecopy: (303) 397-2742

                with a copy to:

              TBG Services Inc.
              565 Fifth Avenue
              New York, NY 10017
              Attention:  Mr. Steven Green
              Telecopy:  (212) 850-8530

                and

              Cravath, Swaine & Moore
              Worldwide Plaza
              828 Eighth Avenue
              New York, NY 10019
              Attention:  Robert Rosenman, Esq.
              Telecopy:  (212) 474-3700

          (b) if to the Founders,

              International CompuTex, Inc.
              5500 Interstate North Parkway
              Suite 507
              Atlanta, GA 30328
              Attention:  Mr. Haim E. Dahan
              Telecopy:  (770) 953-1574

                with a copy to

              Gambrell & Stolz, L.L.P.
              SunTrust Plaza
              Suite 4300
              303 Peachtree Street, N.E.
              Atlanta, GA 30308
              Attention:  Henry Levi, Esq.
              Telecopy:  (404) 221-6501

          SECTION 9.03. Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 9.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

          SECTION 9.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

          SECTION 9.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Ancillary Agreements and any written confidentiality agreement between or among any of the Founders or ICI, on the one hand, and IHS, on the other hand, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and thereto with respect to the transactions contemplated by this Agreement and the Ancillary Agreements and (b) are not intended to confer upon any Person other than the parties hereto or thereto any rights or remedies.

          SECTION 9.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          SECTION 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

          SECTION 9.09. Consent to Jurisdiction. Each of the parties hereto (a) consents to submit to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises regarding this Agreement or the transactions contemplated hereby, (b) agrees not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees not to bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Federal court sitting in the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to, or arising out of, this Agreement or the transactions contemplated hereby.

          IN WITNESS WHEREOF, IHS has caused this Agreement to be signed by its officer thereunto duly authorized, and each of the Founders has signed this Agreement, all as of the date first written above.


                                  INFORMATION HANDLING SERVICES
                                  INC.,


                                  by /s/ Stephen Green
                                    -------------------------
                                    Name:  Stephen Green
                                    Title: Vice President


                                     /s/ Haim E. Dahan
                                    -------------------------
                                         Haim E. Dahan



                                    /s/ Michael J. Galvin
                                    --------------------------
                                        Michael J. Galvin



                                    /s/ Patricia Tuxbury Salem
                                    ---------------------------
                                        Patricia Tuxbury Salem



                                    /s/ Peter W. Jeng
                                    --------------------------
                                        Peter W. Jeng



                                    /s/ James L. McAlarney, III
                                    ---------------------------
                                        James L. McAlarney, III

                                                             EXHIBIT A






                            ICI Letterhead


CONFIDENTIAL

Mr. Emil Dahan
International CompuTex, Inc.
5500 Interstate North Parkway
Suite 507
Atlanta, Ga 30328-4662

Dear Mr. Dahan:

This letter will confirm and record our agreement as to the terms relating to your employment by International CompuTex, Inc. ("ICI") following the acquisition of ICI by [NEWCO] as follows:

1. Commencing on the effective date of the acquisition of ICI by [NEWCO], your position with ICI will be President and Chief
     Technology Officer, reporting to the Chief Executive Officer of
     ICI.

2. Your salary will be at the rate of $180,000 per year payable in equal biweekly installments. It is contemplated that at least annually during the term of your employment, the Board of Directors of ICI will consider and appraise your contribution to the operating efficiency, growth, production and profit of ICI and on the basis of such consideration and appraisal may increase (but shall not decrease) your rate of salary. In addition to your salary, you shall participate in an Annual Incentive Compensation Plan ("Annual Plan") pursuant to which you shall be eligible to receive an annual bonus commencing with respect to the fiscal year ended November 30, 1999 and each fiscal year that you are employed by ICI thereafter, in an amount equal to $30,000 in the event ICI equals or exceeds "target" performance, payable in accordance with the terms and conditions of the Annual Plan. "Target" performance for the fiscal year ended November 30, 1999 shall be profit before interest and income tax for ICI equal to or greater than $1 million for the period commencing on the date hereof and ending on November 30, 1999. The "target" performance requirements for subsequent fiscal years shall be established for each such year by the Board of Directors of ICI or such person designated by the terms of the Annual Plan. No bonus shall be paid for any fiscal year for performance below "target" performance, and no bonus shall be paid for any fiscal year unless you are employed on November 30 of such fiscal year.

3. You will have continued use of the ICI owned car you have been using during the twelve month period preceding the date of this Agreement. You shall also be included, to the extent eligible, under any plans providing benefits subsequent to the date hereof to the employees of ICI generally.

4. In the event your employment with ICI is terminated before the completion of three years from the date hereof for any reason other than termination by ICI for "cause" as defined below, then ICI shall pay you on the effective date of termination of your employment a lump-sum severance payment equal to the base salary paid to you by ICI during the preceding twelve month period. For purposes of this Agreement, "cause" shall mean malfeasance or misconduct materially detrimental to the interests of ICI or any of its affiliates or a material breach by you of this agreement.

5. In the event your employment with ICI is terminated after the completion of three years from the date hereof, any severance payment shall be subject to and in accordance with the ICI severance policy in effect on the effective date of termination (which severance policy shall be, so long as ICI is an affiliate of Information Handling Services Group Inc. ("IHS Group"), the severance policy of IHS Group in effect on the effective date of termination).

6.   Your death or "permanent and total disability" as defined in
     Section 22(e) of the US Internal Revenue Code, as amended from time to time, shall terminate all obligations hereunder.

7. Simultaneously with the execution and delivery of this agreement, ICI and you shall execute and deliver the ICI Agreement with Employee - Nondisclosure and other Covenants in the form attached hereto as Exhibit A ("Nondisclosure Agreement").

8. It is understood that this agreement does not entitle you to employment for any specific period of time and that in the event of termination of your employment the only obligation of ICI and its affiliates shall be solely as specified herein.

9. (A) For a period of three years from the effective date of termination of your employment, you agree that you will not, directly or indirectly:

     (i) engage in activities or businesses, or establish any new businesses, that are directly in competition with the business of ICI at the time your employment with ICI is terminated, including without limitation (a) selling products or services competitive with the CAPSXpert products or the CSM software of ICI, (b) soliciting any customer or prospective customer of ICI to purchase any products or services competitive with the CAPSXpert products or the CSM software of ICI from anyone other than ICI and its affiliates, (c) developing any products or services competitive with the CAPSXpert products or the CSM software of ICI, and (d) assisting any person or entity in any way to do, or attempt to do, anything prohibited by clause (a), (b) or (c) above; and

     (ii) perform any action, activity or course of conduct that is substantially detrimental to the business of ICI or the business reputation of ICI.

     (B) Notwithstanding any other provision of this Agreement, it is understood and agreed that any remedies at law would be inadequate in the case of any breach of the covenants contained in paragraph 9. ICI shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of the covenants contained in this paragraph.

     (C) The parties hereto agree that the duration and area for which the covenant not to compete set forth in this paragraph 9 is to be effective are reasonable. In the event that any court determines that the time period or the area, or both of them, are unreasonable and that such covenant is to that extent unenforceable, the parties hereto agree that the covenant shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that this covenant shall be deemed to be a series of separate covenants, one for each and every political subdivision of each and every state of the United States of America and each and every political subdivision of each and every country throughout the world where this covenant is intended to be effective.

10. Any notice, request, instruction or other document to be given hereunder by any party hereto shall be in writing and shall be delivered personally or sent by registered or certified mail or sent by overnight courier addressed as set forth below:

     If to ICI:

     International CompuTex, Inc.
     c/o Information Handling Services Inc.
     15 Inverness Way East
     Englewood, CO 80115
     Attention: President
                with a copy to:

                TBG Services Inc.
                565 Fifth Avenue
                New York, New York 10017
                Attention: Vice President & General Counsel

     If to Emil Dahan:
     c/o International CompuTex, Inc.
     5500 Interstate North Parkway
     Suite 507
     Atlanta, GA 30328-4662

     or such other address as you or ICI shall designate to the other in conformity with the foregoing

11. This agreement is personal in nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this agreement or any rights or obligations hereunder, except that ICI may assign or transfer this agreement to any affiliate or to a successor corporation; provided that in the case of any such assignment or transfer, this agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of any such affiliate or successor corporation and such affiliate or successor corporation shall discharge and perform all of the obligations of ICI.

12. This agreement and the Nondisclosure Agreement constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and all prior negotiations and understandings relating to the subject matter of this Agreement are merged herein and are superseded and canceled by this agreement. All modifications and amendments hereto must be in writing signed by both parties.

13. This Agreement shall be governed by and construed in accordance with, the laws of the State of Georgia applicable to agreements made and to be performed within Georgia.


          IN WITNESS WHEREOF, the parties have executed this Agreement __________, 1999.


                                          INTERNATIONAL COMPUTEX, INC.

                                          By:
                                             -------------------------

                                          Title:
                                                ----------------------


                                          ----------------------------
                                                   Emil Dahan

                                                             EXHIBIT B



                            ICI Letterhead


CONFIDENTIAL

Mr. Michael J. Galvin
International CompuTex, Inc.
5500 Interstate North Parkway
Suite 507
Atlanta, Ga 30328-4662

Dear Mr. Galvin:

This letter will confirm and record our agreement as to the terms relating to your employment by International CompuTex, Inc. ("ICI") following the acquisition of ICI by [NEWCO] as follows:

9. Commencing on the effective date of the acquisition of ICI by [NEWCO], you will be a Vice President of ICI.

10. Your salary will be at the rate of $100,000 per year payable in equal biweekly installments. Its is contemplated that at least annually during the term of your employment, the Board of Directors of ICI will consider and appraise your contribution to the operating efficiency, growth, production and profit of ICI and on the basis of such consideration and appraisal may increase (but shall not decrease) your rate of salary. In addition to your salary, you shall participate in an Annual Incentive Compensation Plan ("Annual Plan") pursuant to which you shall be eligible to receive an annual bonus commencing with respect to the fiscal year ended November 30, 1999 and each fiscal year that you are employed by ICI thereafter, in an amount equal to 25% of your December 1 base salary in effect at the beginning of such fiscal year at "target performance" and in an amount equal to 37 1/2% at "maximum performance", payable in accordance with the terms and conditions of the Annual Plan. The "target" and "maximum" performance requirements shall be established for each year by the Board of Directors of ICI or such person designated by the terms of the Annual Plan. You shall also be included, to the extent eligible, under any plans providing benefits subsequent to the date hereof to the employees of ICI generally.

11. In the event your employment with ICI is terminated before the completion of three years from the date hereof for any reason other than termination (x) by ICI for "cause" as defined below, or (y) by you other than for "good reason" as defined below, then ICI shall pay you on the effective date of termination of your employment a lump-sum severance payment equal to the base salary paid to you by ICI during the preceding twelve month period. For purposes of this agreement, "cause" shall mean malfeasance or misconduct materially detrimental to the interests of ICI or any of its affiliates or a material breach by you of this agreement and "good reason" shall mean a material breach by ICI of this agreement.

12. In the event your employment with ICI is terminated after the completion of three years from the date hereof, any severance payment shall be subject to and in accordance with the ICI severance policy in effect on the effective date of termination (which severance policy shall be, so long as ICI is an affiliate of Information Handling Services Group Inc. ("IHS Group"), the severance policy of IHS Group in effect on the effective date of termination).

13.  Your death or "permanent and total disability" as defined in
     Section 22(e) of the US Internal Revenue Code, as amended from time to time, shall terminate all obligations hereunder.

14. Simultaneously with the execution and delivery of this Agreement, ICI and you shall execute and deliver the ICI Agreement with Employee - Nondisclosure and other Covenants in the form attached hereto as Exhibit A ("Nondisclosure Agreement").

15. It is understood that this Agreement does not entitle you to employment for any specific period of time and that in the event of termination of your employment the only obligation of ICI and its affiliates shall be solely as specified herein.

16. (A) For a period of one year from the effective date of termination of your employment, you agree that you will not, directly or indirectly:

     (i) engage in activities or businesses, or establish any new businesses, that are directly in competition with the business of ICI at the time your employment with ICI is terminated, including without limitation (a) selling products or services competitive with the CAPSXpert products or the CSM software of ICI, (b) soliciting any customer or prospective customer of ICI to purchase any products or services competitive with the CAPSXpert products or the CSM software of ICI from anyone other than ICI and its affiliates, (c) developing any products or services competitive with the CAPSXpert products or the CSM software of ICI, and (d) assisting any person or entity in any way to do, or attempt to do, anything prohibited by clause (a), (b) or (c) above; and

     (ii) perform any action, activity or course of conduct that is substantially detrimental to the business of ICI or the business reputation of ICI.

     (B) Notwithstanding any other provision of this Agreement, it is understood and agreed that any remedies at law would be inadequate in the case of any breach of the covenants contained in paragraph 8. ICI shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of the covenants contained in this paragraph.

     (C) The parties hereto agree that the duration and area for which the covenant not to compete set forth in this paragraph 8 is to be effective are reasonable. In the event that any court determines that the time period or the area, or both of them, are unreasonable and that such covenant is to that extent unenforceable, the parties hereto agree that the covenant shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that this covenant shall be deemed to be a series of separate covenants, one for each and every political subdivision of each and every state of the United States of America and each and every political subdivision of each and every country throughout the world where this covenant is intended to be effective.

9. Any notice, request, instruction or other document to be given hereunder by any party hereto shall be in writing and shall be delivered personally or sent by registered or certified mail or sent by overnight courier addressed as set forth below:

     If to ICI:

     International CompuTex, Inc.
     c/o Information Handling Services Inc.
     15 Inverness Way East
     Englewood, CO 80115
     Attention:   President

            with a copy to:

            TBG Services Inc.
            565 Fifth Avenue
            New York, New York 10017
            Attention:  Vice President & General Counsel


     If to Michael J. Galvin:
     ==========================
     --------------------------

     or such other address as you or ICI shall designate to the other in conformity with the foregoing

10. This agreement is personal in nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this agreement or any rights or obligations hereunder, except that ICI may assign or transfer this agreement to any affiliate or to a successor corporation; provided that in the case of any such assignment or transfer, this agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of any such affiliate or successor corporation and such affiliate or successor corporation shall discharge and perform all of the obligations of ICI.

11. This agreement and the Nondisclosure Agreement constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and all prior negotiations and understandings relating to the subject matter of this Agreement are merged herein and are superseded and canceled by this agreement. All modifications and amendments hereto must be in writing signed by both parties.

12. This Agreement shall be governed by and construed in accordance with, the laws of the State of Georgia applicable to agreements made and to be performed within Georgia.

          IN WITNESS WHEREOF, the parties have executed this Agreement _____________, 1999.


                                          INTERNATIONAL COMPUTEX, INC.

                                          By:
                                             -------------------------

                                          Title:
                                                ----------------------


                                          ----------------------------
                                                Michael J. Galvin

                                                             EXHIBIT C


==============================================================================


                     AGREEMENT AND PLAN OF MERGER



                    Dated as of January [ ], 1999,



                                 Among



                  INFORMATION HANDLING SERVICES INC.



                      IHS ITEMQUEST HOLDINGS INC.



                             [MERGER SUB]



                                  And



                     INTERNATIONAL COMPUTEX, INC.


==============================================================================

                           TABLE OF CONTENTS


                                                                  Page

                               ARTICLE I

                              The Merger

SECTION 1.01.  The Merger ......................................     1
SECTION 1.02.  Closing .........................................     1
SECTION 1.03.  Effective Time ..................................     1
SECTION 1.04.  Effects .........................................     2
SECTION 1.05.  Articles of Incorporation and
                 By-laws .......................................     2
SECTION 1.06.  Directors .......................................     2
SECTION 1.07.  Officers ........................................     2


                              ARTICLE II

           Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates

SECTION 2.01.  Effect on Capital Stock .........................     3
SECTION 2.02.  Exchange of Certificates ........................     4


                              ARTICLE III

Conditions Precedent ...........................................     6


                              ARTICLE IV

                   Termination, Amendment and Waiver

SECTION 4.01.  Termination  ....................................     7
SECTION 4.02.  Effect of Termination ...........................     7
SECTION 4.03.  Amendment .......................................     7

                               ARTICLE V

                          General Provisions

SECTION 5.01.  Notices .........................................     7
SECTION 5.02   Headings ........................................     8
SECTION 5.03.  Interpretation ..................................     8
SECTION 5.04.  Assignment ......................................     9
SECTION 5.05.  Severability ....................................     9
SECTION 5.06.  Entire Agreement; No Third-Party
                 Beneficiaries .................................     9
SECTION 5.07.  Governing Law ...................................     9
SECTION 5.08.  Enforcement; Exclusive
                 Jurisdiction ..................................     9
SECTION 5.09.  Counterparts ....................................    10

                         AGREEMENT AND PLAN OF MERGER dated as of
                    January [ ], 1999 (this "Agreement"), among
                    INFORMATION HANDLING SERVICES INC., a Delaware corporation ("IHS"), IHS ITEMQUEST HOLDINGS INC., a Delaware corporation ("Holdings"), [MERGER SUB], a Georgia corporation ("Merger Sub"), and International CompuTex, Inc., a Georgia corporation ("ICI").

          WHEREAS IHS and certain shareholders of ICI are parties to a Formation Agreement dated as of January 10, 1999 (the "Formation Agreement"), pursuant to which the Formation Transaction (capitalized terms used herein but not defined herein shall have the meanings assigned thereto in the Formation Agreement) will be consummated; and

          WHEREAS the respective Boards of Directors of Holdings, Merger Sub and ICI have approved the merger of Merger Sub with and into ICI on the terms and subject to the conditions set forth in this Agreement, whereby each issued share of common stock, par value $0.001 per share, of ICI (the "ICI Common Stock") not owned directly or indirectly by Holdings or ICI shall be converted into cash.


          NOW, THEREFORE, the parties hereto agree as follows:


                               ARTICLE I

                              The Merger

          SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Georgia Business Corporation Code (the "GBCC"), Merger Sub shall be merged with and into ICI at the Effective Time (as defined below). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and ICI shall continue as the surviving corporation (the "Surviving Corporation").

          SECTION 1.02. Closing. The closing of the Merger (the
"Closing") shall take place immediately following the consummation of the Formation Transaction.

          SECTION 1.03. Effective Time. Prior to the Closing, Holdings shall prepare, and on the date on which the Closing occurs (or as soon as practicable thereafter),

Holdings shall file with the Secretary of State of the State of Georgia, a certificate or articles of merger or other appropriate documents (in any such case, the "Certificate of Merger") executed in accordance with the relevant provisions of the GBCC and shall make all other filings or recordings required under the GBCC. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Georgia or at such subsequent time as shall be stated in the Certificate of Merger (the "Effective Time").

          SECTION 1.04. Effects. The Merger shall have the effects set forth in Section 14-2-1106 of the GBCC.

          SECTION 1.05. Articles of Incorporation and By- laws. (a) The Restated Articles of Incorporation of ICI as in effect immediately prior to the Effective Time shall be amended at the Effective Time so that (i) Article I of such Restated Articles of Incorporation reads in its entirety as follows: "The name of the Corporation is: "IHS Itemquest II Inc." and (ii) Article IV of such Restated Articles of Incorporation reads in its entirety as follows: "The Corporation shall have authority to issue not more than 110,000,000 shares of a single class of Common Stock with par value $0.001 per share.", and, as so amended, such Restated Articles of Incorporation shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

          (b) The By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving
Corporation until thereafter changed or amended as provided therein or by applicable law.

          SECTION 1.06. Directors. Haim E. Dahan, who is currently the President, Chief Executive Officer and Chairman of ICI, will become a director of the Surviving Corporation at the Effective Time. Other than Mr. Dahan, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          SECTION 1.07. Officers. Mr. Dahan will become the President and Chief Technology Officer of the Surviving Corporation. In addition, Michael J. Galvin and Patricia Tuxbury Salem, who are currently officers and directors of ICI, will become officers, but not directors, of the Surviving Corporation. Other than Mr. Dahan,
Mr. Galvin and

Ms. Salem, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.


                              ARTICLE II

           Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates

          SECTION 2.01. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of ICI Common Stock or any shares of Merger Sub Common Stock:

          (a) Capital Stock of Merger Sub. Each issued and outstanding share of Merger Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value
$0.001 per share, of the Surviving Corporation.

          (b) Cancelation of Treasury Stock and Stock Owned by Holdings or Merger Sub. Each share of ICI Common Stock that is owned by ICI and each share of ICI Common Stock that is owned by Holdings or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Merger Consideration (as defined below) or other consideration shall be delivered in exchange therefor.

          (c) Conversion of ICI Common Stock. Subject to Sections 2.01(b) and 2.01(d), each issued and outstanding share of ICI Common Stock shall be converted into the right to receive $9.50 in cash (the "Merger Consideration"). As of the Effective Time, all such shares of ICI Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.02, without interest.

          (d) Dissenters' Rights. Notwithstanding anything in this Agreement to the contrary, shares ("Dissent Shares") of ICI Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand, and who properly demands, payment of the fair value of such Dissent Shares pursuant to, and who complies in all respects with, Article 13 of the GBCC ("Article 13") shall not be converted into Merger Consideration as provided in Section 2.01(c), but rather the holders of Dissent Shares shall be entitled to payment of the fair value of such Dissent Shares in accordance with Article 13; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to receive payment of fair value under Article 13, then the right of such holder to be paid the fair value of such holder's Dissent Shares shall cease and such Dissent Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.01(c). Prior to the Effective Time, ICI shall not, without the prior written consent of IHS, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

          SECTION 2.02. Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, ICI shall designate American Stock Transfer & Trust Company, or other bank or trust company, to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates representing ICI Common Stock.

          (b) ICI To Provide Funds. ICI shall take all steps necessary to enable the Surviving Corporation to provide to the Paying Agent, on a timely basis, as and when needed on and after the Effective Time, cash necessary to pay for the shares of ICI Common Stock converted into the right to receive cash pursuant to Section 2.01 (such cash being hereinafter referred to as the "Exchange Fund").

          (c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates (each, a "Certificate") which immediately prior to the Effective Time represented outstanding shares of ICI Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancelation to the Paying Agent or to such other agent or agents as may be appointed by ICI, together with such letter of transmittal, duly executed, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of ICI Common Stock theretofore represented by such Certificate shall have been converted pursuant to
Section 2.01, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of ICI Common Stock which is not registered in the transfer records of ICI, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of ICI Common Stock theretofore represented by such Certificate shall have been converted pursuant to
Section 2.01. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate, except to the extent provided under Article 13.

          (d) No Further Ownership Rights in ICI Common Stock. The Merger Consideration paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of ICI Common Stock theretofore represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by ICI on such shares of ICI Common Stock in accordance with the terms of this Agreement and the Formation Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of ICI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this
Article II.

          (e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of ICI Common Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of ICI Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for Merger Consideration.

          (f) No Liability. None of IHS, Holdings, Merger Sub, ICI or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

          (g) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving
Corporation.

          (h) Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of ICI Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax law.


                              ARTICLE III

                         Conditions Precedent

          The only conditions precedent to the respective obligation of each party to effect the Merger shall be satisfaction (or waiver by the applicable beneficiary of the applicable condition) of the conditions set forth in Article VII of the Formation Agreement and the consummation of the Formation Transaction.

                              ARTICLE IV

                   Termination, Amendment and Waiver

          SECTION 4.01. Termination. This Agreement may be terminated, whether before or after receipt of the Shareholders' Approval, but only upon termination of the Formation Agreement in accordance with the terms thereof.

          SECTION 4.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 4.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of IHS, Holdings, Merger Sub or ICI, other than this Section 4.02 and Article V.

          SECTION 4.03. Amendment. This Agreement may be amended by IHS, Holdings, Merger Sub and ICI at any time before or after receipt of the Shareholders' Approval; provided, however, that, after receipt of the Shareholders' Approval, there shall be made no amendment that by law requires further approval by the shareholders of ICI without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of IHS, Holdings, Merger Sub and ICI.


                               ARTICLE V

                          General Provisions

          SECTION 5.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties hereto at the following addresses (or at such other address for such party as shall be specified by like notice):

          (a) if to IHS, Holdings or Merger Sub,

              Information Handling Services Inc.
              Iverness Business Park
              15 Iverness Way East
              Englewood, CO 80112
              Attention:  Mr. Darold Stagner
              Telecopy: (303) 397-2742
              with a copy to:

              TBG Services Inc.
              565 Fifth Avenue
              New York, NY 10017
              Attention:  Mr. Steven Green
              Telecopy:  (212) 850-8530

              and

              Cravath, Swaine & Moore
              Worldwide Plaza
              825 Eighth Avenue
              New York, NY 10019
              Attention:  Robert Rosenman, Esq.
              Telecopy:  (212) 474-3700

          (b) if to ICI,

              International CompuTex, Inc.
              5500 Interstate North Parkway
              Suite 507
              Atlanta, GA 30328
              Attention:  Mr. Haim E. Dahan
              Telecopy:  (770) 953-1574

              with a copy to

              Gambrell & Stolz, L.L.P.
              SunTrust Plaza
              Suite 4300
              303 Peachtree Street, N.E.
              Atlanta, GA 30308
              Attention:  Henry Levi, Esq.
              Telecopy:  (404) 221-6501

          SECTION 5.02. Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 5.03. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

          SECTION 5.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

          SECTION 5.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

          SECTION 5.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Formation Agreement, the other Ancillary Agreements and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and thereto with respect to the transactions contemplated by this Agreement, the Formation Agreement and the other Ancillary Agreements and (b) are not intended to confer upon any Person other than the parties hereto or thereto any rights or remedies.

          SECTION 5.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of the State of Georgia are mandatorily applicable to the Merger.

          SECTION 5.08. Enforcement; Exclusive Jurisdiction. Each of the parties hereto (a) consents to submit to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises regarding this Agreement or the transactions contemplated hereby, (b) agrees not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees not to bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Federal court sitting in the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to, or arising out of, this Agreement or the transactions contemplated hereby.

          SECTION 5.09. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

          IN WITNESS WHEREOF, each of IHS, Holdings, Merger Sub and ICI have caused this Agreement to be signed by their respective officers thereunto duly authorized, and each of the Founders has signed this Agreement, all as of the date first written above.


                                         INFORMATION HANDLING SERVICES
                                         INC.,


                                           by
                                              ------------------------
                                              Name:
                                              Title:



                                         IHS ITEMQUEST HOLDINGS INC.,


                                           by
                                              ------------------------
                                              Name:
                                              Title:



                                         MERGER SUB,


                                           by
                                              -----------------------
                                              Name:
                                              Title


                                         INTERNATIONAL COMPUTEX, INC.,


                                           by
                                              ------------------------
                                              Name:
                                              Title:

                                                             EXHIBIT D




                         AGREEMENT dated as of January [ ], 1999,
                    between INTERNATIONAL COMPUTEX, INC., a Georgia corporation (the "Company"), and [ ] (the
                    "Optionholder").


          WHEREAS, pursuant to a Formation Agreement dated as of January 10, 1999 (the "Formation Agreement"), among Information Handling Services Inc., a Delaware corporation ("IHS"), and certain management shareholders of the Company (collectively, the "Founders"), IHS has caused IHS Itemquest Holdings Inc., a Delaware corporation ("Holdings"), to be incorporated:

          (i) IHS intends to contribute to Holdings certain assets and liabilities related to the CAPSXpert product lines of IHS, 330,000 shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") and cash in exchange for 7,989,877 shares of common stock of Holdings, par value $0.001 per share (the "Holdings Common Stock"), resulting in IHS owning an aggregate of 7,989,977 shares of Holdings Common Stock;

          (ii) The Founders intend to contribute to Holdings 1,566,153 shares of Company Common Stock in exchange for 1,566,153 shares of Holdings Common Stock;

          (iii) Following the foregoing contributions and exchanges (the "Formation Transaction"), all outstanding shares of Company Common Stock will be converted into the right to receive $9.50 in cash in a merger (the "Merger") of a wholly owned subsidiary of Holdings with and into the Company such that the Company will be the Surviving Corporation in the Merger;

          (iv) As a result of the Formation Transaction and the Merger, (i) (A) IHS will own 83.611% of the outstanding shares of Holdings Common Stock and (B) the Founders will collectively own 16.389% of the outstanding shares of Holdings Common Stock and (ii) the Company, as the surviving corporation in the Merger, will be a wholly owned subsidiary of Holdings;

          (v) The Optionholder currently holds one or more options to purchase shares of Company Common Stock, as described in Appendix A (the "Company Options");

          (vi) The agreement of the Optionholder to amend the agreements evidencing the Company Options to provide that the Optionholder shall receive, upon the effectiveness of the Merger, for each Company Option, an amount in cash equal to (i) the excess, if any, of (x) the consideration paid in the Merger in respect of each outstanding share of ICI Common Stock over (y) the exercise price per share of ICI Common Stock subject to such Company Option multiplied by (ii) the number of shares of ICI Common Stock subject to such Company Option (together with a similar agreement on the part of other employees of the Company and certain directors of the Company who have been granted options to purchase shares of Company Common Stock) is a condition precedent to the consummation of the transactions contemplated by the Formation Agreement; and

          WHEREAS the Company and the Optionholder desire to enter into certain agreements relating to the amendment of the agreements evidencing the Company Options.


          NOW, THEREFORE, in consideration of the premises, mutual promises and covenants contained in this Agreement, the Company and the Optionholder hereby agree:

          1. Representations and Warranties of the Optionholder. The Optionholder hereby represents and warrants to the Company as follows:

          (a) The Optionholder has full power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The Optionholder has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Optionholder, enforceable against the Optionholder in accordance with its terms.

          (b) Appendix A attached hereto accurately sets forth for each Company Option (i) the date of grant of such Company Option, (ii) the number of shares of Company Common Stock that may be purchased upon exercise of such Company Option, (iii) the exercise price in respect of such Company Option and (iv) the ISN/NSO status and vesting (exercisability) status of such Company Option as of January [ ], 1999.

          2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Optionholder as follows: the Company has full power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company (and no other corporate proceedings are necessary to authorize this Agreement or the transactions contemplated hereby). The Company has duly executed and delivered this Agreement, and this Agreement constitutes a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery by the Company of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by the Company with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of its properties or assets under, any provision of (i) the Restated Articles of Incorporation or By-laws of the Company, (ii) any purchase order, sales agreement, customer subscription, service contract, distribution agreement, quotation and bid, product warranty, technical assistance or service agreement, or any other written or oral contract, lease, sublease, license, sublicense, indenture or other commitment, agreement, arrangement or undertaking, or any amendment thereto, to which the Company is a party or by which any of its properties or assets is bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation, applicable to the Company or any of its properties or assets, other than any such items that, in the aggregate with all other breaches of such representations and warranties, has not had and could not reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of the Company.

          3. Amendment of Options. (a) By executing this Agreement, the Company and the Optionholder hereby amend the agreements evidencing the Company Options as set forth in paragraph 3(b), which amendments shall become effective only if, and upon, the consummation of the transactions contemplated by the Formation Agreement. The Optionholder hereby acknowledges that he or she has received, and has had an opportunity to review with his or her financial or other advisors, the Option Amendment Memorandum dated January [ ], 1999, furnished to him or her by the Company.

          (b) The terms of the agreements evidencing the Company Options, as amended, shall provide that, upon the effectiveness of the Merger, each Company Option shall, without any action on the part of the Optionholder, the Company or any other person or entity, be automatically exercised, on a cashless basis, and the Optionholder shall receive for such Company Option an amount in cash equal to

(i) the excess, if any, of (x) the consideration paid in the Merger in respect of each outstanding share of Company Common Stock over (y) the exercise price per share of Company Common Stock subject to such Company Option multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option.

          (c) The Optionholder hereby agrees that all amounts payable in respect of the Company Options, as amended pursuant to the terms of paragraph 3(b), shall be subject to any required withholding of taxes and shall not bear interest.

          (d) The Optionholder hereby further agrees that, upon the effectiveness of the amendments to the agreements evidencing the Company Options pursuant to the terms of paragraph 3(b), the Optionholder shall not have any right to receive any capital stock of the Company or any other entity under such agreements (or the Company Options) or to receive any consideration other than, for each Company Option, the amount in cash as provided in paragraph 3(b).

          4. General Provisions. (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by the Company and the Optionholder, with the written consent of IHS, which consent shall not be unreasonably withheld.

          (b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given upon receipt by the Company and the Optionholder at the following addresses(or at such other address for such party as shall be specified by like notice):

          (i) if to the Company:

              International CompuTex, Inc.
              5500 Interstate North Parkway
              Suite 507
              Atlanta, Georgia 30328

              Attention:  Mr. Haim E. Dahan
              Telecopy:  (770) 953-1574
              and

         (ii) if to the Optionholder:
              [                 ]
              [                 ]
              [                 ]
              [                 ]

              Attention:

          (c) Interpretation. When a reference is made in this Agreement to paragraphs, such reference shall be to a paragraph to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

          (d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to the Company or the Optionholder. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Optionholder shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Company and the Optionholder as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

          (e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by Company and the Optionholder and delivered to the other party hereto.

          (f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of the State of Georgia are mandatorily applicable to the transactions contemplated hereby.

          (g) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Company and the Optionholder without the prior written consent of the other party and the written consent of IHS, which consent shall not be unreasonably withheld. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Company and the Optionholder and their respective successors and assigns.

          (h) Consent to Jurisdiction. The Company and the Optionholder (a) consent to submit to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises regarding this Agreement or the transactions contemplated hereby, (b) agree not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agree not to bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Federal court sitting in the State of Delaware or any Delaware state court and (d) waive any right to trial by jury with respect to any action related to, or arising out of, this Agreement or the transactions contemplated hereby.

          (i) Enforcement. The Company and the Optionholder agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company and the Optionholder shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware state court or, any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

          IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officers thereunto duly authorized, and the Optionholder has signed this Agreement, all as of the date first written above.


                                         INTERNATIONAL COMPUTEX, INC.,


                                           by
                                              --------------------------
                                              Name:
                                              Title:



                                         -------------------------------
                                                 [Optionholder]

                                                            Appendix A

                                                             EXHIBIT E


                            ICI Letterhead


CONFIDENTIAL

Ms. Patricia Tuxbury Salem
International CompuTex, Inc.
5500 Interstate North Parkway
Suite 507
Atlanta, Ga 30328-4662

Dear Ms. Salem:

This letter will confirm and record our agreement as to the terms relating to your employment by International CompuTex, Inc. ("ICI") following the acquisition of ICI by [NEWCO] as follows:

13. Commencing on the effective date of the acquisition of ICI by [NEWCO], you will be a Vice President of ICI.

14. Your salary will be at the rate of $100,000 per year payable in equal biweekly installments. Its is contemplated that at least annually during the term of your employment, the Board of Directors of ICI will consider and appraise your contribution to the operating efficiency, growth, production and profit of ICI and on the basis of such consideration and appraisal may increase (but shall not decrease) your rate of salary. In addition to your salary, you shall participate in an Annual Incentive Compensation Plan ("Annual Plan") pursuant to which you shall be eligible to receive an annual bonus commencing with respect to the fiscal year ended November 30, 1999 and each fiscal year that you are employed by ICI thereafter, in an amount equal to 25% of your December 1 base salary in effect at the beginning of such fiscal year at "target performance" and in an amount equal to 37 1/2% at "maximum performance", payable in accordance with the terms and conditions of the Annual Plan. The "target" and "maximum" performance requirements shall be established for each year by the Board of Directors of ICI or such person designated by the terms of the Annual Plan. You shall also be included, to the extent eligible, under any plans providing benefits subsequent to the date hereof to the employees of ICI generally.

15. In the event your employment with ICI is terminated before the completion of three years from the date hereof for any reason other than termination (x) by ICI for "cause" as defined below or
     (y) by you other than for "good reason" as defined below, then ICI shall pay you on the effective date of termination of your employment a lump-sum severance payment equal to the base salary paid to you by ICI during the preceding twelve month period. For purposes of this agreement, "cause" shall mean malfeasance or misconduct materially detrimental to the interests of ICI or any of its affiliates or a material breach by you of this agreement and "good reason" shall mean a material breach by ICI of this agreement.

16. In the event your employment with ICI is terminated after the completion of three years from the date hereof, any severance payment shall be subject to and in accordance with the ICI severance policy in effect on the effective date of termination (which severance policy shall be, so long as ICI is an affiliate of Information Handling Services Group Inc. ("IHS Group"), the severance policy of IHS Group in effect on the effective date of termination).

17.  Your death or "permanent and total disability" as defined in
     Section 22(e) of the US Internal Revenue Code, as amended from time to time, shall terminate all obligations hereunder.

18. Simultaneously with the execution and delivery of this Agreement, ICI and you shall execute and deliver the ICI Agreement with Employee - Nondisclosure and other Covenants in the form attached hereto as Exhibit A ("Nondisclosure Agreement").

19. It is understood that this Agreement does not entitle you to employment for any specific period of time and that in the event of termination of your employment the only obligation of ICI and its affiliates shall be solely as specified herein.

20. (A) For a period of one year from the effective date of termination of your employment, you agree that you will not, directly or indirectly:

     1. engage in activities or businesses, or establish any new businesses, that are directly in competition with the business of ICI at the time your employment with ICI is terminated, including without limitation (a) selling products or services competitive with the CAPSXpert products or the CSM software of ICI (b) soliciting any customer or prospective customer of ICI to purchase any products or services competitive with the CAPSXpert products or the CSM software of ICI from anyone other than ICI and its affiliates, (c) developing any products or services competitive with the CAPSXpert products or the CSM software of ICI, and (d) assisting any person or entity in any way to do, or attempt to do, anything prohibited by clause (a), (b) or (c) above; and

     (ii) perform any action, activity or course of conduct that is substantially detrimental to the business of ICI or the business reputation of ICI.

     (B) Notwithstanding any other provision of this Agreement, it is understood and agreed that any remedies at law would be inadequate in the case of any breach of the covenants contained in paragraph 8. ICI shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of the covenants contained in this paragraph.

     (C) The parties hereto agree that the duration and area for which the covenant not to compete set forth in this paragraph 8 is to be effective are reasonable. In the event that any court determines that the time period or the area, or both of them, are unreasonable and that such covenant is to that extent unenforceable, the parties hereto agree that the covenant shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that this covenant shall be deemed to be a series of separate covenants, one for each and every political subdivision of each and every state of the United States of America and each and every political subdivision of each and every country throughout the world where this covenant is intended to be effective.

9. Any notice, request, instruction or other document to be given hereunder by any party hereto shall be in writing and shall be delivered personally or sent by registered or certified mail or sent by overnight courier addressed as set forth below:

     If to ICI:

     International CompuTex, Inc.
     c/o Information Handling Services Inc.
     15 Inverness Way East
     Englewood, CO 80115
     Attention:        President

         with a copy to:

         TBG Services Inc.
         565 Fifth Avenue
         New York, New York 10017
         Attention:  Vice President & General Counsel


     If to Patricia Tuxbury Salem:

     ==========================
     --------------------------

     or such other address as you or ICI shall designate to the other in conformity with the foregoing.

10. This agreement is personal in nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this agreement or any rights or obligations hereunder, except that ICI may assign or transfer this agreement to any affiliate or to a successor corporation; provided that in the case of any such assignment or transfer, this agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of any such affiliate or successor corporation and such affiliate or successor corporation shall discharge and perform all of the obligations of ICI.

11. This agreement and the Nondisclosure Agreement constitute the entire agreement and understanding of the parties with respect to the subject matter hereof, and all prior negotiations and understandings relating to the subject matter of this Agreement are merged herein and are superseded and canceled by this agreement. All modifications and amendments hereto must be in writing signed by both parties.

12. This Agreement shall be governed by and construed in accordance with, the laws of the State of Georgia applicable to agreements made and to be performed within Georgia.


          IN WITNESS WHEREOF, the parties have executed this Agreement _____________, 1999.


                                          INTERNATIONAL COMPUTEX, INC.


                                          By:
                                             -------------------------

                                          Title:
                                                ----------------------


                                          ----------------------------
                                             Patricia Tuxbury Salem

                                                             EXHIBIT F


                    SERVICES AGREEMENT dated as of
                         _______________, 1999
                                between
                  INFORMATION HANDLING SERVICES INC.,
                  a Delaware corporation ("IHS"), and
             [NEWCO], a Delaware corporation ("Company").



     WHEREAS IHS has, effective on the date hereof, contributed to the Company certain assets and liabilities related to the CAPSXpert product lines of IHS;

     WHEREAS prior to the date hereof certain personnel and assets of IHS have been used to provide services in connection with both the CAPSXpert product lines and other product lines of IHS; and

     WHEREAS the Company desires IHS to provide certain services to the Company in connection with the CAPSXpert product lines after the date hereof, and IHS is willing to provide such services.

     NOW, THEREFORE, IHS and the Company hereby agree:

1.   Services to be Provided by IHS

     Commencing on the date hereof, IHS agrees to provide to the Company in connection with the CAPSXpert product lines, and the Company agrees to accept, the services set forth in Exhibit A.

2.   Payment.

     The Company agrees to pay IHS monthly on or before the fifth day of each month the monthly fixed fee of $331,165 for the fixed fee services set forth in Exhibit A, subject to adjustment as provided in paragraph 3 below. In addition to the fixed fee, the Company agrees to pay on receipt of invoice the IHS affiliated companies in India/Malaysia for data conversion services provided by such companies in connection with the CAPSXpert databases.

3.   Fee Adjustment.

     (a) On each anniversary of the date of this Agreement, IHS may increase the monthly fixed fee provided in paragraph 2 by a percentage equal to the increase, if any, in the Consumer Price Index for the preceding twelve month period. The monthly fixed fee, as so increased, shall be the amount paid by the Company to IHS for the fixed fee services set forth in Exhibit A for the succeeding twelve month period.

     (b) In addition to the adjustment for changes in the consumer price index provided in paragraph 3(a) above, in the event there is a change in the nature or level of services provided by IHS that either increases or decreases the costs incurred by IHS in providing such services by more than 5% from costs used to determine the initial fees in Exhibit A, then the parties will in good faith agree upon an equitable adjustment in the fees for providing the services to take in to consideration such change in costs. (For example, in the event there is a material shift in CAPSXpert customers from CD-ROM to internet delivery, the costs to IHS for providing hosting may increase while the costs for providing shipping and handling of CD-ROM products may decrease, and if the net change is more than 5%, the parties will in good faith agree upon an equitable adjustment in the monthly fee.)

     (c) At least ninety days prior to each anniversary of the date of this Agreement, the Company may notify IHS that the Company desires to terminate one or more of the services set forth in Exhibit A, effective on the anniversary of the date of this Agreement. In the event the parties fail to negotiate a new arrangement with respect to the services specified in the notice prior to the anniversary date, then IHS shall cease providing the services specified in the notice on the anniversary date, and the fees payable by the Company to IHS will be reduced by the amount of fees in Exhibit A attributed to the terminated services.

4.   Proration.

     The fixed monthly fee will be prorated for partial months if this Agreement commences or ends on a day other than the first or last day of a month.

5.   Force Majeure.

     IHS shall be excused for failure to perform any parts of this Agreement due to events beyond its control, including but not limited to, fire, storm, flood, earthquake, explosion, accident, acts of the public enemy, riots and other civil disturbances, sabotage, strikes or other labor disturbances, injunctions, transportation embargoes or delays, acts of God, failure of performance of third parties necessary to IHS' performance under this Agreement, or the laws or regulations of the Federal, state or local government or branch or agency thereof. The fees payable by the Company during any force majeure period will be reduced to reflect any services not provided by IHS during such period.

6.   Standard of Performance.

     IHS agrees that it will use the same standard of care in performing services under this Agreement as it uses in performing such services for its own account. In the event of any errors or defects in the services, IHS' sole obligation shall be correction of such errors or defects at IHS' expense. In no event shall IHS be liable for punitive, incidental, indirect or consequential damages arising out of or in connection with this Agreement.

7.   Financing.

     During the three year period from the date of this Agreement, IHS agrees to make available to the Company a working capital line of credit in the aggregate principal amount of Five Million Dollars ($5,000,000). The outstanding borrowings under the line of credit shall bear interest, payable monthly on the first day of each month, at the prime rate in effect from time to time as announced by First Union National Bank. The borrowings under the line of credit shall be evidenced by a promissory note in the form of Exhibit B. In the event the Company maintains cash credit balances with IHS, IHS shall pay interest on such credit balances at the prime rate in effect from time to time as announced by First Union National Bank.

8.   Cash Flow.

     In the event the CAPSXpert business contributed to the Company by IHS fails to operate on a break-even cash flow basis during the initial twelve month period from the date of this Agreement, then at the end of the twelve month period IHS will make a cash contribution to the Company in an amount equal to the net negative cash flow of the CAPSXpert business for the twelve month period from the date of this Agreement.

9.   Employees.

     After the date of this Agreement, employees of the Company and/or ICI will perform work strictly for the Company and ICI, and IHS will not cause such employees to engage in projects for IHS, unless otherwise agreed to in a separate agreement between the parties.

10.  D.A.T.A.

     IHS will discontinue publication of D.A.T.A. hardcopy books and the DATA/PAL CD-ROM product during the 1999 calendar year. Following such discontinuance, IHS will transfer to the Company those telemarketing employees of IHS who were working primarily on sales of the discontinued products. The Company shall have the right, at the date of expiration of the customers' subscriptions for the discontinued products, to attempt to convert the customers to the CAPS EZ product of ICI.

11.  Term.

     a) The initial term of this Agreement shall be a period of three years from the date hereof. This Agreement shall continue for additional terms of one year each thereafter unless terminated by either party on not less than 180 days written notice prior to the end of the initial term or any succeeding one year renewal term.

     b) Either party may terminate this Agreement for cause if the other party materially breaches its obligations under this Agreement and fails to cure said breach within 90 days after receipt of notice from the nonbreaching party.

12.  Assignment.

     In the event the Company assigns the CAPSXpert business to its wholly-owned subsidiary International CompuTex, Inc. ("ICI"), this Agreement shall be binding upon and inure to the benefit of ICI.

13.  Miscellaneous.

     a) This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties hereto and thereto with respect to the subject matter hereof.

     b) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         IN WITNESS WHEREOF, each of IHS and the Company have caused this Agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

                                    INFORMATION HANDLING SERVICES INC.

                                         By:
                                            ---------------------------
                                            Name:
                                            Title:


                               [ NEWCO ]
                                         By:__________________________
                                            Name:
                                            Title: ___________________

                               Exhibit A

                                                             EXHIBIT G


==============================================================================


                        STOCKHOLDERS' AGREEMENT


                                 Among


                  INFORMATION HANDLING SERVICES INC.


                                  And


       HAIM E. DAHAN, MICHAEL J. GALVIN, PATRICIA TUXBURY SALEM,
                    PETER JENG and JAMES MCALARNEY




                    Dated as of February [  ], 1999



===============================================================================

                           TABLE OF CONTENTS


                                                                  Page

                               ARTICLE I

                    Definitions and Interpretations

SECTION 1.01.  Definitions......................................     1
SECTION 1.02.  Interpretations..................................     4


                              ARTICLE II

                    Certain Transfers of Shares of
                   Restricted Holdings Common Stock

SECTION 2.01.  Restrictions on Transfers of
                 Shares of Restricted Holdings
                 Common Stock...................................     5
SECTION 2.02.  Purchase of Shares of Restricted
                 Holdings Common Stock by IHS...................     5


                              ARTICLE III

           Certain Rights regarding Initial Public Offering
            of Shares of Holdings Common Stock..................     8


                              ARTICLE IV

                          Registration Rights

SECTION 4.01.  Incidental Registration Rights...................     9
SECTION 4.02.  Holdback Agreement...............................    11
SECTION 4.03.  Registration Procedures..........................    12
SECTION 4.04.  Registration Expenses............................    17
SECTION 4.05.  Indemnification..................................    18

                               ARTICLE V
                                                                  Page

                     Rights of IHS To Compel Sales
                       of Holdings Common Stock,
               Obligations To Sell Holdings Common Stock
                                  and
        Rights to Participate in Sales of Holdings Common Stock

SECTION 5.01.  Rights To Compel Sales by
                 Management Stockholders upon
                 Sales of Holdings Common Stock.................    22
SECTION 5.02.  Obligations To Sell upon Sale of
                 Holdings.......................................    23
SECTION 5.03.  Rights of Management Stockholders
                 To Sell upon Sales of Holdings
                 Common Stock...................................    25


                              ARTICLE VI

                               Legends..........................    28


                              ARTICLE VII

           Certain Covenants Relating to the Conduct of the Business prior to an Initial Public Offering

SECTION 7.01.  Board of Directors of Holdings...................    28
SECTION 7.02.  Transactions between Holdings
                 and IHS........................................    29
SECTION 7.03.  Financing of Holdings by IHS.....................    30
SECTION 7.04.  Audited Financial Statements of
                 Holdings.......................................    30
SECTION 7.05.  Option Plan......................................    30

                             ARTICLE VIII
                                                                  Page
                          General Provisions

SECTION 8.01.  Notices..........................................   30
SECTION 8.02.  Headings.........................................   31
SECTION 8.03.  Severability.....................................   31
SECTION 8.04.  Counterparts.....................................   31
SECTION 8.05.  Entire Agreement; No Third-Party
                 Beneficiaries..................................   31
SECTION 8.06.  Governing Law....................................   32
SECTION 8.07.  Assignment.......................................   32
SECTION 8.08.  Consent to Jurisdiction..........................   32
SECTION 8.09.  Agreement To Be Bound............................   32



Appendix A     Management Stockholders and Shares of
               Restricted Holdings Common Stock

Schedule I     Management Stockholders Addresses

                         STOCKHOLDERS' AGREEMENT dated as of February
                    [ ], 1999 (this "Agreement"), among INFORMATION HANDLING SERVICES INC., a Delaware corporation ("IHS"), and Haim E. Dahan, Michael J. Galvin, Patricia Tuxbury Salem, Peter Jeng and James McAlarney (collectively, the "Management Stockholders").


          WHEREAS IHS, IHS Itemquest Holdings Inc., a Delaware corporation ("Holdings"), and the Management Stockholders have entered into a Formation Agreement dated as of January 10, 1999 (the
"Formation Agreement");

          WHEREAS the execution and delivery of this Agreement is a condition precedent to the consummation of the transactions contemplated by the Formation Agreement;

          WHEREAS, upon consummation of the transactions contemplated by the Formation Agreement and certain of the ancillary agreements entered into in connection therewith, IHS will own 7,989,977 shares of Restricted Holdings Common Stock (as defined below) and each of the Management Stockholders will own the number of shares of Restricted Holdings Common Stock set forth opposite the name of such Management Stockholder in the second column of Appendix A;

          WHEREAS IHS and the Management Stockholders desire to enter into certain agreements relating to the transfer and sale of shares of Holdings Common Stock (as defined below), the members of the Board of Directors of Holdings and certain other matters;

                  NOW, THEREFORE, in consideration of the premises, mutual promises and covenants contained in this Agreement, the parties hereto hereby agree:


                               ARTICLE I

                    Definitions and Interpretations

          SECTION 1.01. Definitions. The following terms, as used in this Agreement, shall have the following meanings:

          "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person.

          "Agreement" means this Stockholders' Agreement, including all Appendices, Exhibits and Schedules attached hereto.

          "Appraisal Firm" means (i) Deloitte & Touche LLP, Ernst & Young L.L.P. and Veronois Suhler Associates Inc., or any successor thereto, which firm is retained by IHS on behalf of, and at the expense of, Holdings for the purpose of determining the Fair Market Value of shares of Holdings Common Stock or (ii) in the event that any such firm is unavailable or unwilling to perform such services for any reason, any other nationally recognized investment banking firm retained by IHS with the consent of the Management Stockholders (and the Permitted Transferees of the Management Stockholders) who hold a majority of the shares of Holdings Common Stock then held by all Management Stockholders (and the Permitted Transferees of the Management Stockholders) on behalf of, and at the expense of, Holdings for the purpose of determining the Fair Market Value of shares of Holdings Common Stock, which firm does not have (i) any direct financial interest in, or any indirect material financial interest in, IHS or any of Affiliate of IHS or (ii) any relationship with, or connection to, IHS, any Affiliate of IHS or any of the Management Stockholders.

          "Appraised Value" means the arithmetic average of the Fair Market Value of shares of Holdings Common Stock determined by each of three Appraisal Firms.

          "Commission" means the Securities and Exchange Commission.

          "Contract" means any purchase order, sales agreement, customer subscription, service contract, distribution agreement, quotation and bid, product warranty, technical assistance or service agreement, or any other written or oral contract, lease, sublease, license, sublicense, indenture or other commitment, agreement, arrangement or undertaking, and all amendments thereto.

          "Exchange Act" means the Securities Exchange Act of 1934, as from time to time amended.

          "Fair Market Value" means, with respect to shares of Holdings Common Stock, the fair market value thereof (without regard to any transfer restrictions thereon, whether imposed by law or contract, or to lack of liquidity thereof and without regard to the minority shareholder status of the holder thereof) on a fully diluted and fully distributed basis as determined by an Appraisal Firm retained for the purpose of determining the fair market value of such shares of Holdings Common Stock.

          "Formation Agreement" means the Formation Agreement dated as of January 10, 1999, among IHS and the Management Stockholders.

          "Governmental Entity" means any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality.

          "Holdings" means IHS Itemquest Holdings Inc., a Delaware corporation.

          "Holdings Common Stock" means the common stock, par value $0.001 per share, of Holdings.

          "IHS" means Information Handling Services Inc., a Delaware corporation.

          "Incidental Registration" has the meaning set forth in
Section 4.01(a).

          "indemnified party" has the meaning set forth in
Section 4.05(c).

          "indemnifying party" has the meaning set forth in
Section 4.05(c).

          "Initial Public Offering" means the first underwritten primary public offering of shares of Holdings Common Stock pursuant to an effective registration statement (other than a registration statement on Form S-4 or Form S-8 or any similar or successor form) under the Securities Act.

          "Lien" means any lien, charge, claim, pledge, security interest, security agreement, right to purchase, conditional sale agreement or other title retention agreement, mortgage, restriction, reservation, reversion, option, covenant or other encumbrance.

          "Loss" means any loss, liability, claim, damage, charge, penalty, cost or expense, including court costs, reasonable legal fees and expenses and reasonable expenses incurred in investigating, prosecuting, defending or settling any claim, demand or suit.

          "Management Stockholders" means, collectively, Haim E.
Dahan, Michael J. Galvin, Patricia Tuxbury Salem, Peter Jeng and James
McAlarney.

          "Permitted Transferee" means, with respect to any Management Stockholder, or any Permitted Transferee of such Management Stockholder, (i) upon the death of such Management Stockholder, the heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of such Management Stockholder and (ii) a trust, the beneficiaries of which include only such Management Stockholder, the spouse of such Management Stockholder and/or the lineal descendants of such Management Stockholder; provided, however, that each Permitted Transferee must agree in writing, in accordance with the provisions of
Section 8.09, to be bound by the terms, and subject to the conditions, of this Agreement to the same extent, and in the same manner, as such Management Stockholder prior to the transfer of any shares of Holdings Common Stock to such Permitted Transferee; and provided, further, that the transfer of shares of Holdings Common Stock from such Management Stockholder to such Permitted Transferee is in compliance with all applicable securities laws.

          "Person" means any individual, corporation, organization, partnership, joint venture, trust, firm, association (whether or not incorporated), Governmental Entity or other entity.

          "Restricted Holdings Common Stock" means shares of Holdings Common Stock held by IHS (or any Affiliate of IHS) or any Management Stockholder (or any Permitted Transferee of such Management Stockholder) unless (i) such shares have been effectively registered under Section 5 of the Securities Act and disposed of pursuant to an effective registration statement or (ii) such shares can be freely sold and transferred without restriction under the Securities Act not less than 90 days following the date on which an Initial Public Offering is consummated.

          "Sale of Holdings" has the meaning set forth in
Section 5.02.

          "Sale of Holdings Common Stock" has the meaning set forth in
Section 5.01.

          "Securities Act" means the Securities Act of 1933, as from time to time amended.

          SECTION 1.02. Interpretations. (a)  When used in this
Agreement, the words "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

          (b) Any terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

          (c) When used in this Agreement, the word "or" is not exclusive.

          (d) All references to Articles, Sections, Appendices,
Exhibits and Schedules shall be deemed references to Articles, Sections, Appendices, Exhibits and Schedules to this Agreement.

          (e) This Agreement shall be deemed drafted jointly by all the parties hereto and shall not be specifically construed against any party hereto based on any claim that such party or its counsel drafted this Agreement.


                              ARTICLE II

                    Certain Transfers of Shares of
                   Restricted Holdings Common Stock

          SECTION 2.01. Restrictions on Transfers of Shares of Restricted Holdings Common Stock. Each Management Stockholder agrees that such Management Stockholder shall not, directly or indirectly, transfer, sell, assign, tender, hypothecate or otherwise dispose of, or grant any security interest in, pledge or place in trust, or create or suffer to exist any Lien on, any shares of Restricted Holdings Common Stock held by such Management Stockholder as of the date of this Agreement or any shares of Restricted Holdings Common Stock acquired by such Management Stockholder after the date of this Agreement, other than (i) to a Permitted Transferee, (ii) to IHS pursuant to the provisions of Section 2.02(a) or (iii) to any other Person, upon the direction of IHS, pursuant to the provisions of
Article V. Any attempt on the part of any Management Stockholder to transfer any shares of Restricted Holdings Common Stock other than in accordance with the provisions of this Section 2.01 shall be void and of no force and effect, and Holdings shall refrain from recognizing any such transfer and shall refuse to reflect in the corporate records of Holdings any change in the record ownership of shares of Restricted Holdings Common Stock in connection with any such transfer.

          SECTION  2.02.  Purchase  of Shares of  Restricted  Holdings
Common  Stock  by  IHS.   (a)  Purchase  of  Shares  from   Management
Stockholders. Subject to the provisions of Section 2.02(b), in the event that, at any time prior to the date on which an Initial Public Offering is commenced, IHS shall have declined a request made on behalf of the Management Stockholders pursuant to Article III that IHS cause Holdings to undertake an Initial Public Offering, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall have the right to sell to IHS, and IHS shall be obligated to purchase, in a single transaction, such number of shares of Restricted Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) as such Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall request at a price equal to the Appraised Value of such shares of Restricted Holdings Common Stock.

          To exercise the rights granted under this Section 2.02(a), a Management Stockholder must deliver written notice to IHS of the desire of such Management Stockholder (and the Permitted Transferees of such Management Stockholder) to require IHS to purchase shares of Restricted Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) pursuant to this Section 2.02(a) within ten business days of the date on which IHS shall have declined a request made on behalf of the Management Stockholders pursuant to Article III that IHS cause Holdings to undertake any Initial Public Offering, which notice shall specify the number of shares of Restricted Holdings Common Stock to be sold to IHS. The sale and purchase of such shares shall close on the tenth business day following the date on which IHS shall have received from each of three Appraisal Firms a determination of the Fair Market Value of shares of Holdings Common Stock. At the closing of such sale and purchase, which closing shall take place at the principal offices of IHS (or any other place in the United States designated by IHS),
(i) each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall deliver to IHS certificates representing the shares of Restricted Holdings Common Stock to be sold by such Management Stockholder (and the Permitted transferees of such Management Stockholder) and purchased by IHS, duly endorsed in blank for transfer, free and clear of all Liens, and otherwise without representation or warranty, with all requisite stock transfer stamps affixed thereon, and (ii) IHS shall pay to such Management Stockholder (and the Permitted Transferees of such Management Stockholder), in next day funds, an amount equal to the Appraised Value of such shares of Restricted Holdings Common Stock.

          (b) Limitations on Obligations of IHS to Purchase Shares. IHS shall not be obligated to purchase any shares of Restricted Holdings Common Stock at any time pursuant to Section 2.02(a) to the extent, but only to the extent, that such purchase would conflict with, or result in a violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of its properties or assets under, any provision of any Contract to which IHS is a party or by which any of its properties or assets is bound or any judgment, order or decree, or statute, law, ordinance, rule or regulation, applicable to IHS or any of its properties or assets that would, individually or in the aggregate, have a material adverse effect on the business, assets, condition (financial or otherwise), prospects or results of operations of IHS and its subsidiaries, taken as a whole. Prior to being relieved of the obligation to purchase shares of Restricted Holdings Common Stock pursuant to Section 2.02(a) by operation of the provisions of this
Section 2.02(b), IHS shall use all reasonable efforts to obtain a waiver of all relevant provisions of any Contract, and all relevant restrictions imposed by any applicable judgment, order, decree, statute, law, ordinance, rule or regulation, from the parties to such Contract or the Governmental Entity responsible for such judgment, order, decree, statute, law, ordinance, rule or regulation, in each case to permit IHS to perform its obligations to purchase shares of Restricted Holdings Common Stock pursuant to Section 2.02(a).

          IHS shall notify the Management Stockholders at such time as IHS is no longer subject to the condition that relieved IHS of its obligation to purchase shares of Restricted Holdings Common Stock by operation of the provisions of this Section 2.02(b). If IHS has been relieved of its obligation to purchase shares of Restricted Holdings Common Stock pursuant to Section 2.02(a) and there had been a determination of Fair Market Value of the shares of Holdings Common Stock by the Appraisal Firms pursuant to Section 2.02(a) more than six months prior to the date of the notice delivered by IHS pursuant to the first sentence of this paragraph, then, at the option of the Management Shareholders, there shall be a new determination of the Fair Market Value of the shares of Holdings Common Stock by the Appraisal Firms, and the prior determination of Fair Market Value shall be of no effect.

                              ARTICLE III

           Certain Rights regarding Initial Public Offering of Shares of Holdings Common Stock

          So long as an Initial Public Offering shall not have been commenced, on the third anniversary of the date of this Agreement, the Management Stockholders (and the Permitted Transferees of the Management Stockholders) shall have the right to request that IHS cause Holdings to undertake an Initial Public Offering and, if the Management Stockholders (and the Permitted Transferees of the Management Stockholders) shall not have previously exercised such right, on each subsequent anniversary of the date of this Agreement, the Management Stockholders (and the Permitted Transferees of the Management Stockholders) shall have the right to request that IHS cause Holdings to undertake an Initial Public Offering.

          To exercise the rights granted under this Article III, the Management Stockholders (and the Permitted Transferees of the Management Stockholders) who hold a majority of the shares of Holdings Common Stock then held by all Management Stockholders (and Permitted Transferees of the Management Stockholders) shall (i) determine whether to request that IHS cause Holdings to undertake an Initial Public Offering and (ii) in the event that such Management Stockholders (and Permitted Transferees) determine to request that IHS cause Holdings to undertake an Initial Public Offering, select a representative to deliver written notice, on behalf of all Management Stockholders (and Permitted Transferees of the Management Stockholders), to IHS of the desire of the Management Stockholders (and the Permitted Transferees of the Management Stockholders) to request that IHS cause Holdings to undertake an Initial Public Offering pursuant to this Article III; provided, however, that in no event shall the Management Stockholders (and the Permitted Transferees of the Management Stockholders) deliver more than one such notice to IHS. Such notice must be delivered to IHS within ten business days of the third anniversary of the date of this Agreement, or within ten business days of any anniversary of the date of this Agreement thereafter, as applicable, and specify the identity of the representative of the Management Stockholders (and the Permitted Transferees of the Management Stockholders) for purposes of this
Article III.

                              ARTICLE IV

                          Registration Rights

          SECTION 4.01. Incidental Registration Rights. (a) Rights to include Shares of Restricted Holdings Common Stock. If Holdings, at any time, proposes to register any of its equity securities (other than a registration on Form S-4 or Form S-8 or any similar or successor form), whether or not for sale for its own account, in a manner which would permit the registration of Restricted Holdings Common Stock for sale to the public under the Securities Act, then IHS shall cause Holdings to give written notice to each Management Stockholder (and each Permitted Transferee of such Management Stockholder) of such proposed registration at least 30 days prior to the date on which the registration statement with respect to such registration is anticipated to be filed with the Commission. Such notice shall offer each Management Stockholder (and each Permitted Transferee of such Management Stockholder) opportunity to include in such registration such number of shares of Restricted Holdings Common Stock as such Management Stockholder (and such Permitted Transferee) may request (an "Incidental Registration"). Subject to Section 4.01(b), upon the written request of any Management Stockholder (and any Permitted Transferee of such Management Stockholder) (which notice shall specify the number of shares of Restricted Holdings Common Stock such Management Stockholder (or such Permitted Transferee) intends to dispose) made within 20 days after the receipt by such Management Stockholder (or such Permitted Transferee) of the notice given by Holdings, IHS shall cause Holdings to use all reasonable efforts to include in such Incidental Registration such number of shares of Restricted Holdings Common Stock as such Management Stockholder (and such Permitted Transferee) shall request, together with any and all other shares of Restricted Holdings Common Stock as any other Management Stockholder (and any Permitted Transferee of such Management Stockholder) shall request; provided, however, that, if such Incidental Registration involves an underwritten offering, all Management Stockholders (and Permitted Transferees) requesting inclusion of shares of Restricted Holdings Common Stock in such Incidental Registration must sell such shares of Restricted Holdings Common Stock to the underwriter (or underwriters) selected by Holdings on the same terms, and subject to the same conditions, as are applicable to Holdings. Each Management Stockholder (and each Permitted Transferee of such Management Stockholder) shall be permitted to withdraw all or any portion of the shares of Restricted Holdings Common Stock such Management Stockholder (or such Permitted Transferee) shall have requested to be included in any Incidental Registration at any time prior to the effective date of the registration statement with respect to such Incidental Registration; provided, however, that, if such withdrawal occurs after the filing with the Commission of the registration statement with respect to such Incidental Registration, such Management Stockholder (or such Permitted Transferee) shall be required to reimburse Holdings for the portion of registration expenses payable with respect to the shares of Restricted Holdings Common Stock so withdrawn.

          (b) Priority in Incidental Registrations. IHS shall cause Holdings to permit each Management Stockholder (and each Permitted Transferee of such Management Stockholder) to include in any Incidental Registration all shares of Restricted Holdings Common Stock such Management Stockholder (and such Permitted Transferee) shall request to include in such Incidental Registration on the same terms and subject to the same conditions as any similar securities, if any, of Holdings included therein. Notwithstanding the foregoing, if IHS, Holdings or the managing underwriter (or underwriters) participating in any offering pursuant to such Incidental Registration shall advise the Management Stockholders (and Permitted Transferees of the Management Stockholders) in writing that the total amount of securities requested to be included in such Incidental Registration exceeds the amount of securities that can be sold in (or during the time of) such offering without delaying or jeopardizing the success of such offering (including the price per share of the securities to be sold), then the amount of securities to be offered for the account of all Management Stockholders (and Permitted Transferees) shall be reduced pro rata on the basis of the number of shares requested to be registered by each Management Stockholder (and each Permitted Transferee of such Management Stockholder) and other Person participating in such offering; provided, however, that in no event shall the amount of securities to be offered for the account of all Management Stockholders (and Permitted Transferees) be more than 50% of the total amount of securities included in such Incidental Registration.

          (c) Right To Abandon. Nothing contained in this Section 4.01 shall create any liability on the part of IHS or Holdings to any Management Stockholder (or any Permitted Transferee of such Management Stockholder) in the event that IHS, in its sole discretion, should decide to cause Holdings to refrain from filing any registration statement contemplated by Section 4.01(a) or to cause Holdings to withdraw any such registration statement subsequent to the filing of such registration statement with the Commission, regardless of any action whatsoever that such Management Stockholder (or such Permitted Transferee) may have taken, whether as a result of the issuance by Holdings of any notice contemplated by Section 4.01(a) or otherwise.

          SECTION 4.02. Holdback Agreement. If, prior to the commencement of an Initial Public Offering, Holdings shall file a registration statement with respect to Holdings Common Stock, or similar securities or securities convertible into, or exchangeable or exercisable for, Holdings Common Stock or such securities, then, each Management Stockholder (and each Permitted Transferee of such Management Stockholder), to the extent requested by Holdings or, in the case of an underwritten public offering pursuant to such registration statement, the managing underwriter (or underwriters) in respect of such offering, shall refrain from, directly or indirectly, transferring, selling, assigning, hypothecating or otherwise disposing of, or granting an option to purchase, offering to sell or otherwise seeking to dispose of, any shares of Holdings Common Stock held by such Management Stockholder (or the Permitted Transferees of such Management Stockholder) for a period of 180 days following the effectiveness of such registration statement, and, if requested by Holdings or such managing underwriter (or underwriters), such Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall enter into a binding agreement with Holdings or such managing underwriter (or underwriters), as applicable, to such effect.

          If, after the consummation of an Initial Public Offering, Holdings shall file a registration statement with respect to Holdings Common Stock, or similar securities or securities convertible into, or exchangeable or exercisable for, Holdings Common Stock or such securities, then, each Management Stockholder (and each Permitted Transferee of such Management Stockholder), to the extent requested by Holdings or, in the case of an underwritten public offering pursuant to such registration statement, the managing underwriter (or underwriters) in respect of such offering, shall refrain from, directly or indirectly, transferring, selling, assigning, hypothecating or otherwise disposing of, or granting an option to purchase, offering to sell or otherwise seeking to dispose of, any shares of Holdings Common Stock held by such Management Stockholder (or the Permitted Transferees of such Management Stockholder) for a period of 90 days following the effectiveness of such registration statement, and, if requested by Holdings or such managing underwriter (or underwriters), such Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall enter into a binding agreement with Holdings or such managing underwriter (or underwriters), as applicable, to such effect.

          SECTION 4.03. Registration Procedures. In connection with the performance of it obligations pursuant to this Article IV, IHS shall cause Holdings (subject to the provisions of this Article IV) to:

               (i) prepare and file with the Commission a registration statement for the sale of shares of Restricted Holdings Common Stock on any form for which Holdings qualifies, or which counsel for Holdings shall deem appropriate in accordance with the intended methods of disposition specified by any Management Stockholder (or any Permitted Transferee of such Management Stockholder) with respect to the shares of Restricted Holdings Common Stock of such Management Stockholder (and such Permitted Transferee) covered by such registration statement, and, subject to Holdings's right to abandon any registration statement pursuant to Section 4.01(c), use all reasonable efforts to cause such registration statement to become effective and remain effective as provided herein;

               (ii) prepare and file with the Commission such amendments (including post-effective amendments) to such registration statement, and such supplements to the related prospectus, as may be required by the applicable rules, regulations or instructions under the Securities Act during the applicable period in accordance with the intended methods of disposition specified by any Management Stockholder (or any Permitted Transferee of such Management Stockholder) with respect to the shares of Restricted Holdings Common Stock such Management Stockholder (and such Permitted Transferee) covered by such registration statement, make generally available earnings statements satisfying the provisions of Section 11(a) of the Securities Act (or comply with the requirements of Rule 158 under the Securities Act) and cause the related prospectus, as so supplemented, to be filed with the Commission pursuant to Rule 424 under the Securities Act; provided, however, that prior to the filing of any registration statement or prospectus, or any amendments or supplements thereto (other than reports required to be filed by Holdings under the Exchange Act), Holdings shall furnish to all Management Stockholders (and Permitted Transferees) who own shares of Restricted Holdings Common Stock covered by such registration statement and their counsel for review and comment, copies of all documents required to be filed with the Commission;

               (iii) notify all Management Stockholders (and Permitted Transferees) who own any shares of Restricted Holdings Common Stock covered by such registration statement promptly and (if requested) confirm such notice in writing, (A) when a prospectus, or any prospectus supplement or post-effective amendment, has been filed with the Commission, and, with respect to such registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the Commission for any amendment or supplement to such registration statement or the related prospectus, or for additional information regarding such Management Stockholders, (C) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by the Holdings of any notification with respect to the suspension of the qualification, or the exemption from qualification, of any of the shares of Restricted Holdings Common Stock for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (E) of the happening of any event that requires the making of any changes in such registration statement, prospectus or documents incorporated or deemed to be incorporated therein by reference so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (iv) use all reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement or the lifting of any suspension of the qualification, or the exemption from qualification, of any shares of Restricted Holdings Common Stock for sale in any jurisdiction in the United States;

               (v) furnish to each Management Stockholder (and each Permitted Transferee of such Management Stockholder) who owns any shares of Restricted Holdings Common Stock covered by such registration statement and any counsel for such Management Stockholder (and such Permitted Transferee), without charge, one conformed copy of such registration statement, as declared effective by the Commission, and of each post-effective amendment thereto, in each case including financial statements and schedules and all exhibits and reports incorporated, or deemed to be incorporated, therein by reference, and deliver, without charge, such number of copies of the preliminary prospectus, any amended preliminary prospectus, each final prospectus and any post-effective amendment or supplement thereto, as such Management Stockholder (or such Permitted Transferee) may reasonably request in order to facilitate the disposition of the shares of Restricted Holdings Common Stock of such Management Stockholder (or such Permitted Transferee) covered by such registration statement in conformity with the requirements of the Securities Act;

          (vi) prior to any public offering of shares of Restricted Holdings Common Stock covered by such registration statement, use all reasonable efforts to register or qualify such shares of Restricted Holdings Common Stock for offer and sale under the securities or blue sky laws of such jurisdictions as each Management Stockholder (and each Permitted Transferee of such Management Stockholder) who owns any shares of Restricted Holdings Common Stock covered by such registration statement shall reasonably request in writing; provided, however, that Holdings shall in no event be required to qualify generally to do business as a foreign corporation or as a dealer in any jurisdiction where it is not at the time so qualified or to execute or file a general consent to service of process in any such jurisdiction where it has not theretofore done so or to take any action that would subject it to taxation or general service of process in any such jurisdiction where it is not then subject;

               (vii) upon the happening of any event that requires the making of any changes in such registration statement, prospectus or documents incorporated or deemed to be incorporated therein by reference so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, prepare a post-effective amendment to such registration statement or supplement to the related prospectus or any amendment of any document incorporated or deemed to be incorporated therein by reference and file any other required document so that, as thereafter delivered to the purchasers of the shares of Restricted Holdings Common Stock being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (viii) use all reasonable efforts to cause all shares of Restricted Holdings Common Stock covered by such registration statement to be listed on each securities exchange or quoted on any automated interdealer quotation system, if any, on which similar securities issued by Holdings are then listed or quoted;

               (ix) on or before the effective date of such registration statement, provide the transfer agent for the shares of Restricted Holdings Common Stock covered by such registration statement with printed certificates for such shares of Restricted Holdings Common Stock, which certificates shall be in a form eligible for deposit with The Depository Trust Company;

                  (x) make available for inspection by each Management Stockholder (and each Permitted Transferee of such Management Stockholder) who owns any shares of Restricted Holdings Common Stock covered by such registration statement and any attorney, accountant or other agent retained by such Management Stockholder (or such Permitted Transferee), all financial and other records, and all other information, as shall be reasonably necessary to enable such Management Stockholder to satisfy all due diligence responsibilities; provided, however, that all financial and other records, and all other information, determined by Holdings to be confidential shall not be disclosed to any such Person unless such Person shall have entered into a confidentiality agreement, reasonably satisfactory to Holdings, with Holdings; and

               (xi) if such offering is an underwritten offering, enter into such agreements (including an underwriting agreement in form, scope and substance customary in underwritten offerings) and take all other appropriate action to expedite or facilitate the disposition of the shares of Restricted Holdings Common Stock covered by such registration statement, and in connection therewith (A) use all reasonable efforts to obtain opinions of counsel to Holdings (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to each Management Stockholder (and each Permitted Transferee of such Management Stockholder) who owns any shares of Restricted Holdings Common Stock covered by such registration statement and the managing underwriter (or underwriters)), (B) use all reasonable efforts to obtain "comfort" letters (and updates thereof) from the independent certified public accountants of Holdings (and, if necessary, any independent certified public accountants of any Person acquired by Holdings in respect of which financial statements and financial data are, or are required to be, included in the registration statement), (C) if requested, and if an underwriting agreement is entered into, provide for indemnification provisions and procedures substantially to the effect set forth in Section 4.05 with respect to all parties to be indemnified pursuant thereto.

          Holdings may require each Management Stockholder (and each Permitted Transferee of such Management Stockholder) who owns any shares of Restricted Holdings Common Stock covered by such registration statement to furnish such information regarding such Management Stockholder (and such Permitted Transferee) and the intentions of such Management Stockholder (and such Permitted Transferee) regarding the method of disposition of such shares of Restricted Holdings Common Stock as Holdings may from time to time reasonably request in writing. If any such information is not furnished within a reasonable period of time after receipt of such request, Holdings shall be entitled to exclude the shares of Restricted Holdings Common Stock held by such Management Stockholder (and such Permitted Transferee) from such registration statement.

          Each Management Stockholder (and each Permitted Transferee of such Management Stockholder) agrees that, upon receipt of any notice from Holdings of the happening of any event of the kind described in clause (iii)(B), (iii)(C), (iii)(D) or (iii)(E) above, such Management Stockholder (and such Permitted Transferee) shall forthwith discontinue disposition of any shares of Restricted Holdings Common Stock covered by such registration statement or the related prospectus until (1) receipt of the copies of the amended registration statement and supplemented prospectus contemplated by clause (vii) above or (2) such Management Stockholder (and such Permitted Transferee) is advised in writing by Holdings that the use of the applicable prospectus may be resumed and such Management Stockholder (and such Permitted Transferee) has received copies of any amended registration statement or supplemented prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such prospectus.

          Each Management Stockholder (and each Permitted Transferee of such Management Stockholder) also agrees that, if requested by Holdings, such Management Stockholder (and such Permitted Transferee) shall deliver to Holdings (at the expense of Holdings) all copies of any registration statement covering any shares of Restricted Holdings Common Stock owned by such Management Stockholder (or such Permitted Transferee) and the related prospectus, other than permanent file copies thereof, in the possession of such Management Stockholder (or such Permitted Transferee) at the time of such request. Each Management Stockholder (and each Permitted Transferee of such Management Stockholder) further agrees to refrain from utilizing any material, other than the applicable current preliminary prospectus or prospectus, in connection with the offering of any shares of Restricted Holdings Common Stock owned by such Management Stockholder (or such Permitted Transferee) under any registration statement.

          SECTION 4.04. Registration Expenses. Subject to Section 4.01(a), whether or not any registration statement is filed or becomes effective, IHS shall cause Holdings to pay all costs, fees and expenses incident to the performance by IHS or Holdings of its obligations under this Article IV, including (i) all registration and filing fees, including NASD filing fees, (ii) all fees and expenses of compliance with securities or blue sky laws, including reasonable fees and disbursements of counsel in connection therewith, (iii) printing expenses (including expenses of printing certificates for shares of Restricted Holdings Common Stock and of printing prospectuses if the printing of prospectuses is requested by the Stockholders or the managing underwriter (or underwriters), if any), (iv) messenger, telephone and delivery expenses, (v) fees and disbursements of counsel for Holdings, (vi) fees and disbursements of all independent certified public accountants of Holdings (including expenses of any "comfort" letters required in connection with this Agreement), (vii) fees and disbursements of all other Persons retained by Holdings in connection with any registration statement, (viii) fees and disbursements of one counsel, other than counsel for Holdings, selected by the Management Stockholders (and the Permitted Transferees of the Management Stockholders) who own a majority of the shares of Restricted Holdings Common Stock being registered, to represent all such Management Stockholders (and Permitted Transferees of the Management Stockholders), (ix) fees and disbursements of underwriters customarily paid by the issuers or sellers of securities and (x) all other costs, fees and expenses incident to the performance by IHS or Holdings of its obligations under this Article IV. Notwithstanding the foregoing, the costs, fees and expenses of any Person retained by any Management Stockholder (or any Permitted Transferee of such Management Stockholder) (other than one counsel for all Management Stockholders (and Permitted Transferees)), any discounts, commissions or brokers' fees or fees of similar securities industry professionals and any transfer taxes relating to the disposition of shares of Restricted Holdings Common Stock by any Management Stockholder (or any Permitted Transferee of such Management Stockholder), will be payable by such Management Stockholder (or such Permitted Transferee), and Holdings will have no obligation to pay any such amounts.

          SECTION 4.05. Indemnification. (a) Indemnification by Holdings. IHS shall cause Holdings, without limitation as to time, to indemnify and hold harmless, to the fullest extent lawful, each Management Stockholder (and each Permitted Transferee of such Management Stockholder) who owns shares of Restricted Holdings Common Stock that are covered by a registration statement or a prospectus, and the agents of such Management Stockholder (or such Permitted Transferee, and each director, officer or employee, if any, of such Permitted Transferee, and each Person, if any, who controls such Permitted Transferee (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the directors, officers, employees or agents of any such controlling Persons), and from and against any and all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such registration statement or prospectus, or in any amendment or supplement thereto, or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to Holdings by or on behalf of such Management Stockholder (or such Permitted Transferee) expressly for use therein; provided, however, that Holdings shall not be liable to such Management Stockholder (or such Permitted Transferee) to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) having previously been furnished by or on behalf of Holdings with copies of the final prospectus, such Management Stockholder (or such Permitted Transferee) failed to send or deliver a copy of the final prospectus with or prior to the delivery of written confirmation of the sale of shares of Restricted Common Stock by such Management Stockholder (or such Permitted Transferee) to the Person asserting the claim from which such Losses arise and

(ii) the final prospectus would have corrected in all material respects such untrue statement or alleged untrue statement or such omission or alleged omission; and provided further, however, that Holdings shall not be liable in any such case to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in the final prospectus, if (i) such untrue statement or alleged untrue statement or such omission or alleged omission is corrected in all material respects in a supplement to the final prospectus and (ii) having previously been furnished by or on behalf of Holdings with copies of the final prospectus as so supplemented, such Management Stockholder (or such Permitted Transferee) thereafter failed to deliver such final prospectus as so supplemented prior to or concurrently with the sale of shares of Restricted Holdings Common Stock.

          (b) Indemnification by Management Stockholders. In connection with any Incidental Registration in which any Management Stockholder (or any Permitted Transferee of such Management Stockholder) is participating, such Management Stockholder (or such Permitted Transferee) shall furnish to Holdings in writing such information as Holdings reasonably requests for use in connection with the registration statement with respect to such Incidental Registration or the related prospectus, and each Management Stockholder (and each Permitted Transferee of such Management Stockholder) agrees to indemnify and hold harmless, to the fullest extent lawful, Holdings, its directors, officers, employees or agents, each Person who controls Holdings (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the directors, officers, employees or agents of such controlling Persons, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such registration statement or the related prospectus or any amendment or supplement thereto, or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon any information so furnished in writing by or on behalf of such Management Stockholder (or such Permitted Transferee) to Holdings expressly for use in such registration statement or prospectus.

          (c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity under this Section 4.05 (an "indemnified party"), such indemnified party shall give prompt notice to the party from whom such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced by such delay or failure.

          The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the expense of the indemnifying party, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such indemnified party; provided, however, that (i) an indemnified party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (A) the indemnifying party agrees to pay such fees and expenses, (B) the indemnifying party fails to assume promptly the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such indemnified party or
(C) the named parties to any proceeding (including impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it that are inconsistent with those available to the indemnifying party or that a conflict of interest is likely to exist among such indemnified party and any other indemnified parties (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party) and (ii) subject to clause (C) above, the indemnifying party shall not, in connection with any such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all the indemnified parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the indemnifying party, such indemnified party shall not be subject to any liability for any settlement made without the consent of such indemnified party. The indemnifying party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or proceeding for which such indemnified party would be entitled to indemnification hereunder.

          (d) Contribution. If the indemnification provided for in this Section 4.05 is unavailable to an indemnified party in respect of any Losses (other than in accordance with its terms), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any claim or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.05(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations described in the immediately preceding sentence. Notwithstanding any provision of this
Section 4.05(d), an indemnifying party that is a Management Stockholder (or a Permitted Transferee of such Management Stockholder) shall not be required to contribute any amount which is in excess of the amount by which the total proceeds received by such Management Stockholder (or such Permitted Transferee) from the sale of the shares of Restricted Holdings Common Stock sold by such Management Stockholder (or such Permitted Transferee) (net of all underwriting discounts and commissions) exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.


                               ARTICLE V

        Rights of IHS To Compel Sales of Holdings Common Stock,
             Obligations To Sell Holdings Common Stock and
        Rights To Participate in Sales of Holdings Common Stock

          SECTION 5.01. Rights To Compel Sales by Management Stockholders upon Sales of Holdings Common Stock. In the event that IHS (or any Affiliate of IHS) enters into an agreement with any Person (other than an Affiliate of IHS) regarding the sale (other than a public offering of shares of Holdings Common Stock pursuant to an effective registration statement under the Securities Act) of all or any portion of the shares of Holdings Common Stock held by IHS (or any Affiliate of IHS) (a "Sale of Holdings Common Stock"), then IHS shall have the right to require each Management Stockholder (and the Permitted Transferees of such Management Stockholder) to include in such Sale of Holdings Common Stock the proportion of shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) that is identical to the proportion of shares of Holdings Common Stock held by IHS (and its Affiliates) that is to be sold by IHS (and its Affiliates) in connection with such Sale of Holdings Common Stock.

          To exercise the rights granted under this Section 5.01, IHS must deliver to each Management Stockholder written notice of the intent of IHS to require such Management Stockholder (and the Permitted Transferees of such Management Stockholder) to participate in a Sale of Holdings Common Stock pursuant to this Section 5.01 not less than ten business days prior to the date on which such Sale of Holdings Common Stock is to be consummated. Such notice shall set forth in reasonable detail the material terms of such Sale of Holdings Common Stock, including the price per share at which such Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall be required to sell the applicable proportion of shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) (which price shall be equal to the price to be paid for the shares of Holdings Common Stock that are to be sold by IHS (and its Affiliates) in such Sale of Holdings Common Stock).

          Upon receipt of such notice, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall be obligated to sell the applicable proportion of shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) in such Sale of Holdings Common Stock. Each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall, if requested by IHS, enter into a binding agreement with the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings Common Stock to sell the applicable proportion of shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) on the terms, and subject to the conditions, if any, set forth in the notice delivered to such Management Stockholder by IHS.

          At the closing of such Sale of Holdings Common Stock, which closing shall take place at the location specified by IHS in the notice delivered to each Management Stockholder, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall deliver to the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings Common Stock certificates representing the applicable proportion of shares of Holdings Common Stock required to be sold by such Management Stockholder (and the Permitted Transferees of such Management Stockholder), duly endorsed in blank for transfer, free and clear of all Liens, and otherwise without representation or warranty, with all requisite stock transfer stamps affixed thereon, against delivery of the price to be paid therefor in connection with such Sale of Holdings Common Stock.

          SECTION 5.02. Obligations To Sell upon Sale of Holdings. In the event that the Board of Directors of Holdings approves the sale of Holdings to any other Person (other than an Affiliate of IHS) (whether by merger, consolidation or sale of all or substantially all the capital stock or assets of Holdings) (a "Sale of Holdings"), then each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall be obligated to consent to, vote in favor of, and raise no objections to, such Sale of Holdings.

          In the event that any Sale of Holdings involves the sale of shares of Holdings Common Stock, then each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall also be obligated to sell all the shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) to such Person on the terms, and subject to the conditions, approved by the Board of Directors of Holdings in connection with such Sale of Holdings.

          In the event that the Board of Directors of Holdings desires to consummate a Sale of Holdings pursuant to this Section 5.02, the Board of Directors of Holdings shall deliver to each Management Stockholder written notice of the proposed Sale of Holdings not less than ten business days prior to the date on which such Sale of Holdings is to be consummated. Such notice shall set forth in reasonable detail the material terms of such Sale of Holdings, and, if such Sale of Holdings involves the sale of shares of Holdings Common Stock, such notice shall also set forth the fair market value of the consideration (whether cash, securities or other property) to be paid for each share of Holdings Common Stock in connection with such Sale of Holdings. Upon receipt of such notice, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall be obligated to take any action the Board of Directors of Holdings shall deem necessary or appropriate in connection with the consummation of such Sale of Holdings. In addition, if such Sale of Holdings involves the sale of shares of Holdings Common Stock, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall, if requested by the Board of Directors of Holdings, enter into a binding agreement with such Person to sell all shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) on the terms, and subject to the conditions, if any, set forth in the notice delivered to such Management Stockholder by the Board of Directors of Holdings.

          Upon the closing of any Sale of Holdings that involves the sale of shares of Holdings Common Stock, which closing shall take place at the location specified by IHS in the notice delivered to each Stockholder, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall deliver to the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings certificates representing all shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder), duly endorsed in blank for transfer, free and clear of all Liens, and otherwise without representation or warranty, with all requisite stock transfer stamps affixed thereon, against delivery of the consideration to be paid therefor in connection with such Sale of Holdings.

          SECTION 5.03 Rights of Management Stockholders To Sell upon Sales of Holdings Common Stock. (a) In the event that IHS (or any Affiliate of IHS) proposes to enter into an agreement with any Person (other than an Affiliate of IHS) regarding a Sale of Holdings Common Stock, then, so long as such Person raises no objection, IHS shall deliver to each Management Stockholder written notice of such proposed Sale of Holdings Common Stock, which notice shall set forth in reasonable detail the material terms of such proposed Sale of Holdings Common Stock, including both the number of shares of Holdings Common Stock to be sold and the price per share at which shares of Holdings Common Stock are to be sold in connection with such proposed Sale of Holdings Common Stock. Each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall have the option to sell all shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) to such Person in connection with such proposed Sale of Holdings Common Stock, on the terms and subject to the conditions, if any, set forth such notice prior to the sale of any shares of Holdings Common Stock held by IHS (or any Affiliate of IHS) to such Person. In the event that the number of shares of Holdings Common Stock to be sold in connection with such proposed Sale of Holdings Common Stock is less than the total number of shares of Holdings Common Stock held by the Management Stockholders, then the Management Stockholders shall sell their shares of Holdings Common Stock in such proposed Sale of Holdings Common Stock on a pro rata basis. Within ten business days following the date on which such notice is received by any Management Stockholder, such Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall notify IHS (and any Affiliate of IHS) of the decision of such Management Stockholder (and such Permitted Transferee) regarding such proposed Sale of Holdings Common Stock.

          If a Management Stockholder (or a Permitted Transferee of such Management Stockholder) gives notice of such Management Stockholder's (or such Permitted Transferee's) election to participate in a proposed Sale of Holdings Common Stock, such Management Stockholder (and such Permitted Transferee) shall be obligated to sell, on a pro rata basis, the shares of Holdings Common Stock held by such Management Stockholder (and such Permitted Transferee) to such Person pursuant to such proposed Sale of Holdings Common Stock, on the terms and subject to the conditions, if any, set forth in the notice delivered to such Management Stockholder by IHS. Each Management Stockholder (and each Permitted Transferee of such Management Stockholder) that exercises the option granted under this Section 5.03(a) (and each Permitted Transferee of such Management Stockholder) shall, if requested by IHS, enter into a binding agreement with the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings Common Stock to sell such Management Stockholder's (or such Permitted Transferee's) pro rata share of shares of Holdings Common Stock on the terms, and subject to the conditions, if any, set forth in the notice delivered to such Management Stockholder by IHS.

          At the closing of such Sale of Holdings Common Stock, which closing shall take place at the location specified by IHS in the notice delivered to each Management Stockholder, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall deliver to the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings Common Stock certificates representing the applicable proportion of shares of Holdings Common Stock to be sold by such Management Stockholder (and the Permitted Transferees of such Management Stockholder), duly endorsed in blank for transfer, free and clear of all Liens, and otherwise without representation or warranty, with all requisite stock transfer stamps affixed thereon, against delivery of the price to be paid therefor in connection with such Sale of Holdings Common Stock.

          (b) In the event that any Management Stockholder elects not to exercise the option granted pursuant to Section 5.03(a) to participate in a proposed Sale of Holdings Common Stock and IHS (or any Affiliate of IHS) enters into an agreement with such Person regarding a Sale of Holdings Common Stock, then such Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall have the option to require IHS to include in such Sale of Holdings Common Stock the proportion of shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) that is identical to the proportion of shares of Holdings Common Stock held by IHS (and its Affiliates) that is to be sold by IHS (and its Affiliates) in connection with such Sale of Holdings Common Stock.

          IHS shall deliver to each Management Stockholder written notice of the intent of IHS to participate in a Sale of Holdings Common Stock pursuant to this Section 5.03(b) not less than ten business days prior to the date on which such Sale of Holdings Common Stock is to be consummated. Such notice shall set forth in reasonable detail the material terms of such Sale of Holdings Common Stock, including the price per share at which such Management

Stockholder (and the Permitted Transferees of such Management Stockholder) shall have the option to sell the applicable proportion of shares of Holdings Common Stock held by such Management Stockholder (and the Permitted Transferees of such Management Stockholder) (which price shall be equal to the price to be paid for the shares of Holdings Common Stock that are to be sold by IHS (and its Affiliates) in such Sale of Holdings Common Stock).

          The option granted pursuant to this Section 5.03(b) shall be exercisable by written notice to IHS by each Management Stockholder (or any Permitted Transferee of such Management Stockholder) given within ten business days after receipt by such Management Stockholder of the notice delivered by IHS. If any Management Stockholder (or any Permitted Transferee of such Management Stockholder) gives notice of the election of such Management Stockholder (or such Permitted Transferee) to sell, the Management Stockholder (and the Permitted Transferee) shall be obligated to sell, conditioned only upon the closing of the Sale of Holdings Common Stock. Each Management Stockholder (and each Permitted Transferee of such Management Stockholder) that exercises such option shall, if requested by IHS, enter into a binding agreement with the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings Common Stock to sell the applicable proportion of shares of Holdings Common Stock held by such Management Stockholder (or such Permitted Transferee) on the terms, and subject to the conditions, if any, set forth in the notice delivered to such Management Stockholder by IHS.

          At the closing of such Sale of Holdings Common Stock, which closing shall take place at the location specified by IHS in the notice delivered to each Management Stockholder, each Management Stockholder (and the Permitted Transferees of such Management Stockholder) shall deliver to the Person to whom shares of Holdings Common Stock are to be sold pursuant to such Sale of Holdings Common Stock certificates representing the applicable proportion of shares of Holdings Common Stock required to be sold by such Management Stockholder (and the Permitted Transferees of such Management Stockholder), duly endorsed in blank for transfer, free and clear of all Liens, and otherwise without representation or warranty, with all requisite stock transfer stamps affixed thereon, against delivery of the price to be paid therefor in connection with such Sale of Holdings Common Stock.

                              ARTICLE VI

                                Legends

          Each certificate representing shares of Restricted Holdings Common Stock will, until the time at which (i) such shares have been effectively registered under Section 5 of the Securities Act and disposed of pursuant to an effective registration statement or (ii) such shares can be freely sold and transferred without restriction under the Securities Act, bear the following legends:

               (i) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, UNLESS SO REGISTERED, THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT AND APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.";

               (ii) "THESE SECURITIES ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS' AGREEMENT DATED AS OF FEBRUARY [ ], 1999 AMONG INFORMATION HANDLING SERVICES INC., CERTAIN MEMBERS OF MANAGEMENT OF Holdings AND CERTAIN EMPLOYEES OF HOLDINGS. A COPY OF THE STOCKHOLDERS' AGREEMENT IS ON FILE WITH THE SECRETARY OF Holdings." and

               (iii) any legend required by the "blue sky" laws of any state to the extent such laws are applicable to the shares represented by such certificate.


                              ARTICLE VII

       Certain Covenants Relating to the Conduct of the Business
                  prior to an Initial Public Offering

          SECTION 7.01. Board of Directors of Holdings. IHS agrees, and each Management Stockholder (and each Permitted Transferee of such Management Stockholder) agrees, that, at all times prior to the consummation of an Initial Public Offering, IHS or such Management Stockholder (and such Permitted Transferee), as applicable, shall take all action necessary, including the voting of all shares of Holdings Common Stock held by IHS or such Management Stockholder (or such Permitted Transferee), as applicable, to cause the Board of Directors of Holdings to consist at all times prior to the consummation of an Initial Public Offering of not more than five members.

          The Management Stockholders (together with their Permitted Transferees) shall be entitled, at all times prior to the consummation of an Initial Public Offering, to designate one member of the Board of Directors so long as either (i) the shares of Holdings Common Stock held by the Management Stockholders (and their Permitted Transferees) constitute not less than 5% of the outstanding shares of Holdings Common Stock or (ii) Haim E. Dahan is an employee of Holdings or its subsidiary. In the event that both the shares of Holdings Common Stock held by the Management Stockholders (and their Permitted Transferees) constitute less than 5% of the outstanding shares of Holdings Common Stock and Haim E. Dahan has ceased to be an employee of Holdings or its subsidiary, the Management Stockholders (together with their Permitted Transferees) shall no longer be entitled to designate any member of the Board of Directors of Holdings. The Management Stockholders hereby designate Haim E. Dahan as their designee to the Board of Directors of Holdings pursuant to this Article VII, which designation shall continue until such time as the Management Stockholders (and any Permitted Transferees of the Management Stockholders) who hold a majority of the shares of Holdings Common Stock then held by all Management Stockholders (and any Permitted Transferees of the Management Stockholders) designate another Person to serve as the Management Stockholders' designee to the Board of Directors of Holdings and such Management Stockholders (and Permitted Transferees) shall have advised IHS in writing of such designation. So long as the Management Stockholders are entitled to designate a member of the Board of Directors of Holdings, Holdings shall hold at least one in-person meeting of its Board of Directors in each fiscal year.

          SECTION 7.02. Transactions between Holdings and IHS. Except for the Merger and as otherwise contemplated by this Agreement and the Formation Agreement, at all times prior to the earlier to occur of the consummation of an Initial Public Offering and the third anniversary of the date of this Agreement, as long as the Management Stockholders hold shares constituting more than 5% of the outstanding Holdings Common Stock, IHS will not, and will not permit Holdings, to sell, lease, license or otherwise transfer any material assets between IHS or any Affiliate of IHS and Holdings, except (i) pursuant to contracts or commitments existing on the Closing Date in accordance with the Formation Agreement, (ii) in the ordinary course of business or (iii) with the consent of Management

Stockholders holding a majority of the shares of Holdings Common Stock then held by the Management Stockholders.

          SECTION 7.03. Financing of Holdings by IHS. Except (i) for financing in the form of debt or (ii) with the consent of a majority of shares then held by the Management Stockholders, IHS will not invest in or advance any amount to Holdings until the earlier to occur of the consummation of an Initial Public Offering and the third anniversary of the date of this Agreement.

          SECTION 7.04. Audited Financial Statements of Holdings. So long as the Management Stockholders are entitled to designate a member of the Board of Directors of Holdings pursuant to Section 7.01, and prior to the consummation of an Initial Public Offering, IHS agrees to cause Holdings to have separate annual audited consolidated financial statements.

          SECTION 7.05. Option Plan. Within 90 days from the date hereof, IHS will cause Holdings to issue initial grants of options under an employee stock option plan for employees of Holdings.


                             ARTICLE VIII

                          General Provisions

          SECTION 8.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties hereto at the following addresses (or at such other address for such party as shall be specified by like notice):

         (i)   if to IHS,

                Information Handling Services Inc.
                Iverness Business Park
                15 Iverness Way East
                Englewood, CO 80112
                Attention:  Mr. Darold Stagner
                Telecopy: (303) 397-2742
              with a copy to:

               TBG Services Inc.
               565 Fifth Avenue
               New York, NY 10017
               Attention:  Mr. Steven Green
               Telecopy:  (212) 850-8530

         (ii) if to any Management Stockholder,

               to the address of such Management Stockholder set forth in Schedule I, and, in the case of any Permitted
               Transferee of such Management Stockholder, to the address set forth in the written agreement entered into accordance with the provisions of Section 8.09

          SECTION 8.02. Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          SECTION 8.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

          SECTION 8.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

          SECTION 8.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the transactions contemplated hereby and (b) is not intended to confer upon any Person other than the parties hereto any rights or remedies.

          SECTION 8.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          SECTION 8.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any Management Stockholder without the prior written consent of the holders of a majority of the shares of Holdings Common Stock then held by IHS and its Affiliates; provided, however, that each Management Stockholder may assign the rights, interests and obligations of such Stockholder under this Agreement to a Permittee Transferee in accordance with the provisions of this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

          SECTION 8.08. Consent to Jurisdiction. Each of the parties hereto (a) consents to submit to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises regarding this Agreement or the transactions contemplated hereby, (b) agrees not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees not to bring any action relating to this Agreement or the transactions contemplated hereby in any court other than any Federal court sitting in the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to, or arising out of, this Agreement or the transactions contemplated hereby.

          SECTION 8.09. Agreement To Be Bound. Notwithstanding anything to the contrary contained in this Agreement, no shares of Holdings Common Stock may be transferred, sold, assigned, tendered, hypothecated or otherwise disposed of to any Permitted Transferee unless such Permitted Transferee, prior to such transfer, sale, assignment, tender, hypothecation or other disposition, agrees in writing, in form and substance satisfactory to IHS, to be bound by the terms of this Agreement to the same extent, and in the same manner, as the transferor of such shares of Holdings Common Stock, which writing shall include the address of such Permitted Transferee to which notices given pursuant to this Agreement may be sent.


          IN WITNESS WHEREOF, each IHS has caused this Agreement to be signed by its officer thereunto duly authorized, and each of the Management Stockholders has signed this Agreement, all as of the date first written above.


                                        INFORMATION HANDLING SERVICES
                                        INC.,


                                          by
                                             -------------------------
                                              Name:
                                              Title:



                                        ------------------------------
                                                Haim E. Dahan



                                        ------------------------------
                                              Michael J. Galvin



                                        ------------------------------
                                            Patricia Tuxbury Salem



                                        ------------------------------
                                                 Peter Jeng



                                        ------------------------------
                                               Jim McAlarney

                                                            Appendix A

                                                            Schedule I